Exhibit 2.1

EXECUTION VERSION

TRANSACTION AGREEMENT

Dated as of March 6, 2023

by and among

VISTRA OPERATIONS COMPANY LLC,

BLACK PEN INC.

and

ENERGY HARBOR CORP.

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(continued)

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(continued)

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(continued)

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(continued)

Exhibit A	Definitions

Exhibit B	Form of Written Consent

Exhibit C	Form of Support Agreement

Exhibit D	Form of Rollover Agreement

Exhibit E	Form of Certificate of Incorporation of the Surviving Corporation

Exhibit F	Form of JV Co Amended and Restated LLC Agreement

Exhibit G	Master Shared Services Agreement Term Sheet

Exhibit H	Master Operations and Maintenance Services Agreement Term Sheet

Exhibit I	Master Energy Services and Collateral Term Sheet

Exhibit J	Shared Facilities Agreement Term Sheet

Exhibit K	VZ Contribution

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TRANSACTION AGREEMENT

This TRANSACTION AGREEMENT, dated as of March 6, 2023 (this “Agreement”), is entered into by and among Vistra Operations Company LLC, a Delaware limited liability company (“Parent”), Black Pen Inc., a Delaware corporation and a wholly owned indirect Subsidiary of Parent (“Merger Sub”), and Energy Harbor Corp., a Delaware corporation (the “Company”). Defined terms used herein have the meanings set forth in Exhibit A.

W I T N E S E T H

WHEREAS, the parties intend that Merger Sub will, in accordance with the DGCL, merge with and into the Company, with the Company continuing as the surviving corporation (the “Merger”) on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the managing member and the board of directors of Parent and Merger Sub, respectively, have approved (a) the execution, delivery and performance of this Agreement by Parent and Merger Sub, respectively, and (b) the Merger and the other Transactions (as defined herein);

WHEREAS, the Company Board (a) has determined that this Agreement and the Transactions are advisable and fair to, and in the best interests of, the Company and the Company’s stockholders, (b) declared it advisable to enter into this Agreement, (c) authorized and approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions (subject to approval by the Company’s stockholders as required by the DGCL) and (d) recommended that the stockholders of the Company approve, adopt and consent to this Agreement and the Transactions (the “Company Board Recommendation”);

WHEREAS, (i) concurrently with the execution of this Agreement each of the beneficial owners of the Common Stock, Series A Preferred Stock and Series B Preferred Stock who are the Significant Stockholders (who collectively hold a majority of the outstanding Company Common Stock, Series A Preferred Stock and Series B Preferred Stock entitled to vote thereon, voting together as a single class) shall deliver to the Company a written consent, in the form attached hereto as Exhibit B, approving, adopting and consenting to this Agreement and the Transactions in its capacity as a beneficial owner of Company Common Stock, Series A Preferred Stock and/or Series B Preferred Stock, and (ii) promptly (and in any event no later than thirty (30) days) following the execution of this Agreement, each of the Significant Stockholders (who collectively hold a majority of the outstanding Company Common Stock, Series A Preferred Stock and Series B Preferred Stock entitled to vote thereon, voting together as a single class) shall deliver to the Company a written consent, approving, adopting and consenting to this Agreement and the Transactions in accordance with Section 228 and Section 251(c) of the DGCL and Section 15 of Article II of the bylaws of the Company (collectively, the “Written Consent”);

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to each of the Company’s, Parent’s and Merger Sub’s willingness to enter into this Agreement, the Rollover Stockholders who are Rollover Stockholders as of the date hereof, the Company and Parent have entered into Support Agreements (the “Support Agreements”), dated as of the date hereof, substantially in the form of Exhibit C hereto, pursuant to which such Rollover Stockholders shall, on the terms and subject to the conditions set forth therein, among other things, agree to vote all of the Company Common Stock, Series A Preferred Stock and Series B Preferred Stock owned by such Rollover Stockholders and their respective Affiliates in favor of the Transactions;

WHEREAS, concurrently with the execution of this Agreement, as a material inducement to Parent and Merger Sub entering into this Agreement, Parent and the Rollover Stockholders who are Rollover Stockholders as of the date hereof have entered into Rollover and Contribution Agreements dated as of the date hereof (the “Rollover Agreements”), substantially in the form of Exhibit D hereto, pursuant to which such Rollover Stockholders have agreed to exchange, on the Closing Date immediately prior to the Effective Time and subject to the terms and conditions of the Rollover Agreements, that number of shares of Company Common Stock (the “Rollover Shares”) set forth in the applicable Rollover Agreement for direct or indirect equity interests in JV Co on the terms and conditions set forth in the applicable Rollover Agreements; and

WHEREAS, at or prior to the Closing and subject to the terms and conditions of this Agreement, Parent shall contribute, or cause the contribution of, the Vandalia Zero Entities to JV Co pursuant to the VZ Contribution.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

VZ CONTRIBUTION; THE MERGER

Section 1.1 VZ Contribution. Upon the terms and subject to the conditions set forth in this Agreement, at or prior to the Effective Time, Parent shall cause its Affiliates to consummate the VZ Contribution.

Section 1.2 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”).

Section 1.3 Closing. The Closing shall take place (a) remotely via the electronic exchange of documents at 9:00 a.m. (Eastern time) on the date that is five (5) Business Days following the date of satisfaction or waiver (by the party entitled to grant such waiver and to the extent permitted by applicable Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver (by the party entitled to grant such waiver and to the extent permitted by applicable Law) of those conditions at such time) or (b) such other date, time or place as agreed to in writing by the parties hereto; provided that, notwithstanding anything to the contrary in this Section 1.3 or any other provision of this Agreement, if the Marketing Period has not ended at the time of the date mentioned in clause (a), the Closing shall occur on the earlier to occur of (x) a date during the Marketing Period specified by Parent to the Company in writing and (y) the fifth (5th) day after the end of the Marketing Period (subject in each case to the satisfaction or waiver (by the party entitled to grant such waiver and to the extent permitted by applicable Law) of all the conditions set forth in ARTICLE VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver (by the party entitled to grant such waiver and to the extent permitted by applicable Law) of those conditions at such time) as of the date determined pursuant to this proviso).

Section 1.4 Effective Time. On the terms and subject to the provisions of this Agreement, on the Closing Date the Company shall file with the Secretary of State of the State of Delaware a certificate of merger, executed in accordance with, and in such form as is required by, the relevant provisions of the DGCL with respect to the Merger (the “Certificate of Merger”) and the parties hereto shall make all other filings or recordings required under the DGCL to effectuate the Merger. The Merger shall become effective upon the filing of the Certificate of Merger or at such later time as is agreed to by the parties hereto and specified in the Certificate of Merger.

Section 1.5 Effects of the Merger. At the Effective Time, the Merger shall have the effects set forth in this Agreement and Section 259 of the DGCL.

Section 1.6 Certificate of Incorporation and Bylaws of the Surviving Corporation.

(a) At the Effective Time, the certificate of incorporation of the Company shall be amended and restated in its entirety to read as set forth in Exhibit E and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided by the DGCL and such certificate of incorporation (subject to Section 5.8). Promptly following the Effective Time, Parent shall (i) cause the Surviving Corporation to file with the Secretary of State of the State of Delaware a certificate of conversion from a Delaware corporation to a Delaware limited liability company and a certificate of formation of a Delaware limited liability company, in each case executed in accordance with the applicable provisions of the DGCL and the Delaware Limited Liability Company Act, and (ii) file on an Internal Revenue Service Form 8832 an election pursuant to Treasury Regulations Section 301.7701-3(c), effective as of the effective date of the conversion described in clause (i), to treat the Surviving Corporation (as so converted) as a corporation for U.S. federal income tax purposes).

(b) The bylaws of the Company shall be amended and restated in their entirety to read as the bylaws of Merger Sub as in effect immediately prior to the Effective Time, and as so amended and restated shall be the bylaws of the Surviving Corporation, except that all references to Merger Sub shall be automatically amended and shall become references to the Surviving Corporation, until thereafter amended as provided by the DGCL, the certificate of incorporation of the Surviving Corporation and such bylaws (subject to Section 5.8).

Section 1.7 Directors and Officers of the Surviving Corporation.

(a) The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation immediately following the Effective Time, until their respective successors are duly elected or appointed and have qualified or their earlier death, resignation or removal, as the case may be, in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

(b) The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation until their respective successors are duly elected or appointed and have qualified or their earlier death, resignation or removal, as the case may be, in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

ARTICLE II

EFFECT OF THE MERGER ON CAPITAL STOCK

Section 2.1 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Company Common Stock or Company Preferred Stock (which is addressed in Section 5.10) or any shares of capital stock of Merger Sub:

(a) Capital Stock of Merger Sub. Each issued and outstanding share of capital stock of Merger Sub shall be automatically converted into and become one fully paid and nonassessable share of common stock, $0.001 par value per share of the Surviving Corporation.

(b) Cancellation of Treasury Stock and Merger Sub-Owned Stock. Any shares of Company Common Stock that are owned by the Company as treasury stock, and any shares of Company Common Stock that are owned by Merger Sub, shall be automatically canceled and shall cease to exist and no consideration shall be delivered in exchange therefor.

(c) Stock Held by Parent or any of the Company’s Subsidiaries. Any shares of Company Common Stock (other than Rollover Shares) that are owned by Parent or any of the Company’s Subsidiaries (other than Merger Sub) immediately prior to the Effective Time shall automatically be converted into a number of fully paid and nonassessable shares of common stock, $0.001 par value per share, of the Surviving Corporation so as to equal the same percentage of the Company Common Stock held by Parent or any of the Company’s Subsidiaries, as applicable, as of immediately prior to the Effective Time.

(d) Conversion of Company Common Stock. Each issued and outstanding share of Company Common Stock (other than Rollover Shares, shares to be canceled in accordance with Section 2.1(b) or Section 2.4 or converted in accordance with Section 2.1(c), or Dissenting Shares) shall be converted into the right to receive the Merger Consideration, without interest in accordance with Section 2.2(b). As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and the holders immediately prior to the Effective Time of Book-Entry Shares representing such shares of Company Common Stock and the holders immediately prior to the Effective Time of Certificates representing such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive their share of the Merger Consideration to be paid in consideration therefor in accordance with Section 2.2(b) without interest.

(e) Conversion of Rollover Shares. All of the Rollover Shares that are issued and outstanding immediately prior to the Effective Time (after giving effect to the consummation of the transactions contemplated by the Rollover Agreements and which Rollover Shares, for the avoidance of doubt, will be held by JV Co at such time) shall be converted into and become one fully paid and nonassessable share of common stock, $0.001 par value per share of the Surviving Corporation.

Section 2.2 Surrender and Payment.

(a) Paying Agent. Prior to the Effective Time, Parent shall appoint American Stock Transfer & Trust Company, LLC or another paying agent reasonably acceptable to the Company (the “Paying Agent”) to act as the agent for the purpose of paying the Merger Consideration for any shares of Company Common Stock (other than Rollover Shares, shares to be canceled in accordance with Section 2.1(b) or Section 2.4 or converted in accordance with Section 2.1(c), or Dissenting Shares) represented by either (i) the Certificates or (ii) the Book-Entry Shares. In connection therewith, Parent shall enter into an agreement with the Paying Agent in a form reasonably acceptable to the Company and Parent. At the Closing, (A) Parent shall deposit, or cause the Surviving Corporation to deposit, with the Paying Agent, sufficient funds to pay the Aggregate Base Merger Consideration Amount and (B) if the Aggregate Additional Merger Consideration Amount is a positive amount, the Company shall deposit with the Paying Agent sufficient funds to pay the Aggregate Additional Merger Consideration Amount (minus the portion thereof attributable to the Company Equity Awards) in an interest-bearing cash account which shall not be invested in any other form of investments (collectively, the “Payment Fund”). The Payment Fund shall not be used for any other purpose.

(b) Payment Procedures. Promptly after the Effective Time (but in no event more than two Business Days thereafter), the Surviving Corporation shall cause the Paying Agent to mail to each holder of record (as of immediately prior to the Effective Time) of shares of Company Common Stock (other than Rollover Shares, shares to be canceled in accordance with Section 2.1(b) or Section 2.4 or converted in accordance with Section 2.1(c), or Dissenting Shares) represented by one or more Certificates and holders (as of immediately prior to the Effective Time) of Book-Entry Shares not held through The Depositary Trust Company (“DTC”) (i) a letter of transmittal, in form and substance reasonably satisfactory to Parent (a “Letter of Transmittal”), which shall specify that delivery (in the case of such holders of Certificates) shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof together with the posting of any required bond as set forth in Section 2.2(d)) to the Paying Agent and which shall be in the form and have such other provisions as Parent and the Company may reasonably specify, and (ii) instructions for use in effecting the surrender of such Certificates or Book-Entry Shares not held through DTC in exchange for payment of the Merger Consideration, without interest, with respect to the shares of Company Common Stock formerly represented thereby (which instructions shall be in the form and have such other provisions as Parent may reasonably specify, including instructions for providing the Paying Agent required Tax documentation, including, as applicable, a properly executed IRS Form W-9 or appropriate version of IRS Form W-8, together with all applicable attachments thereto). Upon delivery to the Paying Agent of a Letter of Transmittal by any such record holder of shares of Company Common Stock represented by Certificates or such holders of Book-Entry Shares not held through DTC, duly completed and signed in accordance with its instructions, and surrender of the Certificates (in the case of holders of Certificates) that immediately prior to the Effective Time represented such shares of Company Common Stock, such holder shall be entitled to receive the Merger Consideration, without interest, in respect of such shares of Company Common Stock as promptly as reasonably practicable after the Effective Time and receipt of such Letter of Transmittal, and the Certificate so surrendered (in the case of such holders of Certificates) shall be canceled as provided in Section 2.1(d). Notwithstanding anything to the contrary in this Agreement, no such record holder of a Book-Entry Share held through DTC shall be required to deliver a Certificate or an executed Letter of Transmittal to the Paying Agent to receive the Merger Consideration, without interest, in respect of such Book-Entry Share. In lieu of the Letter of Transmittal, such record holder of Book-Entry Shares held through DTC (in respect thereof) shall upon receipt by the Paying Agent of an “agent’s message” in customary form reasonably acceptable to Parent and the Paying Agent (or such other evidence, if any, as the Paying Agent or Parent may reasonably request), be entitled to receive, and the Surviving Corporation shall cause the Paying Agent to pay and deliver as promptly as reasonably practicable after the Effective Time and receipt of such “agent’s message”, the Merger Consideration, in respect of each Book-Entry Share of such holder. Upon receipt of joint written instructions from the Surviving Corporation and the Class B Member Representative (as such term is defined in the JV Co A&R LLC Agreement), the Surviving Corporation shall cause the Paying Agent to pay and deliver as promptly as reasonably practicable after the Effective Time the Merger Consideration in respect of each Rollover Share to the applicable Rollover Stockholder. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name such surrendered Certificate or Book-Entry Share in exchange therefor is registered, it shall be a condition of payment that (A) the Person requesting such exchange present proper evidence of transfer or shall otherwise be in proper form for transfer and (B) the Person requesting such payment shall have paid any and all Transfer Taxes and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or Book-Entry Share surrendered or shall have established to the reasonable satisfaction of the Surviving Corporation that such Tax either has been paid or is not applicable. Until surrendered as contemplated by this Section 2.2, each Certificate and former Book-Entry Share (other than, in each case, Rollover Shares, shares to be canceled in accordance with Section 2.1(b) or Section 2.4 or converted in accordance with Section 2.1(c), or Dissenting Shares, which shall be treated as provided in Section 2.3) shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration as contemplated by this Article II, without interest.

(c) Transfer Books; No Further Ownership Rights in Company Stock. The Merger Consideration paid in respect of shares of Company Common Stock upon the surrender for exchange in accordance with the terms of this ARTICLE II (and, in the case of the Rollover Shares, the equity interests to be issued in exchange for Rollover Shares pursuant to the Rollover Agreements) shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock (other than Dissenting Shares), and at the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Certificates or former holders of Book-Entry Shares that evidenced ownership of shares of Company Common Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Common Stock other than the right to receive the Merger Consideration, without interest (or in the case of the Rollover Stockholders in respect of their Rollover Shares, the right to receive such equity interests as set forth in the applicable Rollover Agreement plus the Per Share Additional Merger Consideration in respect of such Rollover Shares), or, if the procedure to demand appraisal of shares of such Company Common Stock or Book-Entry Shares under Section 2.3 was timely and properly followed, the consideration pursuant to Section 2.3 in respect of Dissenting Shares. If, at any time after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article II.

(d) Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation or Parent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will pay, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration, without interest, to be paid in respect of the shares of Company Common Stock formerly represented by such Certificate, as contemplated by this Article II.

(e) Termination of Fund. At any time following the first anniversary of the Closing Date, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it or its designee any funds (including any interest received with respect thereto) that had been made available to the Paying Agent and which have not been disbursed in accordance with this ARTICLE II, and thereafter Persons entitled to receive payment pursuant to this ARTICLE II shall be entitled to look only to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the payment of any Merger Consideration that may be payable upon surrender of any Company Common Stock held by such holders, as determined pursuant to this Agreement, without any interest thereon. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority under applicable Law shall become, to the extent permitted by applicable Law, the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(f) No Liability. Notwithstanding any provision of this Agreement to the contrary, none of Parent, Merger Sub, the Surviving Corporation, the Company or any of their Affiliates or the Paying Agent shall be liable to any Person for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g) Withholding Taxes. Notwithstanding any provision of this Agreement to the contrary, Parent, the Company, the Surviving Corporation and the Paying Agent (and any of their Affiliates) shall be entitled to deduct and withhold, or cause the Paying Agent to deduct and withhold, from the amounts otherwise payable pursuant to this Agreement and any Pre-Closing Distributions, any such amounts as may be required to be deducted and withheld with respect to the making of such payments under the Code, or under any applicable provision of state, local or foreign Tax Law. Except (i) with respect to payments in the nature of compensation, (ii) with respect to backup withholding under Section 3406 of the Code, (iii) with respect to any distribution by the Company or the Surviving Corporation that is treated as a dividend pursuant to Section 301 of the Code, or (iv) as attributable to the failure by the Company to deliver the FIRPTA Certificate,

Parent and its Affiliates shall use commercially reasonable efforts to provide the Company notice of its intent to withhold at least five (5) Business Days prior to the Closing Date, and shall reasonably cooperate with the Company to reduce or eliminate any such withholding in a manner permitted by applicable Law. To the extent amounts are so deducted and withheld, and paid over to the appropriate Governmental Authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. For the avoidance of doubt, and without limiting the generality of the foregoing, in the event that the Company does not deliver the FIRPTA Certificate, (i) the Company will withhold and pay over to the Internal Revenue Service 15% of the gross proceeds payable to (x) any holder of Company Preferred Stock pursuant to Section 5.10 who has not provided the Company with a properly completed and duly executed IRS Form W-9 (to the extent the Company does not already have a copy of such IRS Form W-9 on file) and (y) any holder of Company Common Stock receiving payments (whether in the form of distributions or redemptions) attributable to the Aggregate Additional Merger Consideration Amount who has not provided the Company with a properly completed and duly executed IRS Form W-9 (to the extent the Company does not already have a copy of such IRS Form W-9 on file), and (ii) Parent or the Paying Agent shall be entitled to withhold and pay over to the Internal Revenue Service 15% of the gross proceeds payable to any holder of Company Common Stock who has not provided Parent and the Paying Agent with a properly completed and duly executed IRS Form W-9. The Company will (i) notify Parent at least thirty (30) Business Days prior to Closing if it does not expect to be able to deliver the FIRPTA Certificate (ii) cooperate with Parent as Parent may reasonably request to establish any procedures reasonably necessary to effectuate any withholding required pursuant to this Section 2.2(g).

(h) Notwithstanding anything herein or otherwise to the contrary, in no event shall (i) the sum of (A) the Aggregate Base Merger Consideration Amount, plus (B) the Aggregate Base Equity Award Consideration Amount plus (C) the Aggregate Base Rollover Value exceed the Aggregate Base Transaction Value or (ii) the sum of (A) the Aggregate Base Merger Consideration Amount plus (B) the Aggregate Base Equity Award Consideration Amount plus (C) the Adjustment Amount exceed the Aggregate Cash Consideration Value.

Section 2.3 Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, including Section 2.1, shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time (other than Rollover Shares) which are held by a stockholder who did not consent to the Merger and who is entitled to demand and properly and timely demands appraisal of such shares pursuant to, and complies in all respects with, the provisions of Section 262 of the DGCL (the “Dissenting Stockholders”) with respect to any such shares of Company Common Stock held by such Dissenting Stockholder (the “Dissenting Shares”), shall not be converted into the right to receive the Merger Consideration, but instead such Dissenting Stockholder shall be entitled to receive such consideration for his, her or its Dissenting Shares as may be determined to be due pursuant to Section 262 of the DGCL (and at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and such Dissenting Stockholder shall cease to have any rights with respect thereto, except the rights set forth in Section 262 of the DGCL), unless and until such Dissenting Stockholder shall have failed to perfect or shall have effectively withdrawn or otherwise lost rights to appraisal under the DGCL with respect to such Dissenting Stockholder’s Dissenting Shares. If any Dissenting Stockholder shall have failed to perfect or shall have effectively withdrawn or otherwise lost such right with respect to his, her or its Dissenting Shares, such Dissenting Stockholder’s Dissenting Shares shall thereupon be treated as if they had been converted into the right to receive, as of the Effective Time, the Merger Consideration otherwise payable for each such Dissenting Share, in accordance with Section 2.1, without any interest thereon. The Company shall provide Parent prompt written notice of any demands received by the Company for appraisal of shares of Company Common Stock, any withdrawal of any such demand and any other demand, notice, communication or instrument delivered to the Company prior to the Effective Time pursuant to the DGCL that relates to such demand, and Parent shall have the opportunity and right to direct and control all negotiations and proceedings with respect to such demands under the DGCL consistent with the obligations of the Company thereunder. Except with the prior written consent of Parent (in its sole discretion), the Company shall not voluntarily make any payment with respect to, or voluntarily offer to settle or settle, any such demands.

Section 2.4 Treatment of Equity Awards.

(a) Each RSU which is outstanding immediately prior to the Effective Time (whether or not then vested) shall be canceled and terminated at the Effective Time without any action on the part of any holder or beneficiary thereof in exchange for the right to receive an amount in cash, without interest and less applicable withholding Taxes, equal to the Merger Consideration; provided that, notwithstanding anything to the contrary contained in this Agreement, any payment in respect of any RSU, which immediately prior to such cancellation was treated as “nonqualified deferred compensation” subject to Section 409A of the Code shall be converted to the Merger Consideration and paid on the applicable settlement date for such RSU set forth in the applicable grant documentation if required in order to comply with the requirements of Section 409A of the Code. From and after the Effective Time, any such cancelled RSU shall entitle such holder only to the payment of the amount set forth in this Section 2.4(a), without interest and less applicable withholding Taxes.

(b) Each Restricted Share which is outstanding immediately prior to the Effective Time (whether or not then vested) shall be canceled and terminated at the Effective Time without any action on the part of any holder or beneficiary thereof in exchange for the right to receive an amount in cash, without interest and less applicable withholding Taxes, equal to the Merger Consideration.

(c) The Surviving Corporation shall pay any payments hereunder (including the Merger Consideration) in respect of a Restricted Share or RSU through the payroll or accounts payable (as applicable) of the Surviving Corporation (or the relevant employer subsidiary) to each holder thereof within ten (10) Business Days following the Effective Time.

(d) Prior to the Closing Date, the Company, the Company Board or the compensation committee of the Company Board (or another committee duly authorized by the Company Board for such purpose), as applicable, shall adopt any resolutions, obtain any consents, provide any notice and take such other actions as may be necessary to implement the provisions of this Section 2.4, under the terms and conditions of the Company Plans and agreements thereunder and applicable Laws.

(e) Other than the Restricted Shares and the RSUs entitled to payment pursuant to Section 2.4(a) or Section 2.4(b), all awards outstanding immediately prior to the Effective Time under the Company Stock Plan or any other equity or equity based compensation plan of the Company or any of its Subsidiaries (whether or not then vested) shall be canceled and terminated at the Effective Time without any action on the part of any holder or beneficiary thereof for no consideration.

Section 2.5 Adjustments. If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock or Contingent Company Equity of the Company shall occur as a result of any reclassification, stock split (including a reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, the Merger Consideration shall be equitably adjusted; provided, however, that nothing in this Section 2.5 shall be deemed to permit or authorize any party hereto to effect any such change that it is not otherwise authorized or permitted to undertake pursuant to this Agreement or otherwise limit or modify any provision of this Agreement (including Section 5.1).

Section 2.6 Schedule of Certain Calculations.

(a) No later than ten (10) Business Days prior to the Closing, the Company shall deliver to Parent a schedule (the “Estimated Closing Calculation Schedule”) setting forth its good faith estimate as of the Closing (without giving effect to the consummation of the Transactions at Closing) of the following: (a) the Preferred Stock Redemption Amount and the allocation thereof among the holders of shares of Company Preferred Stock, (b) Unrestricted Cash, (c) Net Working Capital, (d) any NDT Shortfall Amount, (e) all Transfer Taxes to be incurred in connection with the Transactions (other than the VZ Contribution), (f) the Aggregate Base Merger Consideration Amount and the allocation thereof among the holders of shares of Company Common Stock (other than in respect of Rollover Shares, shares to be canceled in accordance with Section 2.1(b) or Section 2.4 or converted in accordance with Section 2.1(c), Dissenting Shares or, for the avoidance of doubt, any other shares of Company Common Stock subject to Company Equity Awards), (g) the Aggregate Additional Merger Consideration Amount (including each component in the calculation thereof, including each component of Company Transaction Expenses included therein) and the allocation thereof among the holders of shares of Company Common Stock (other than in respect of shares to be canceled in accordance with Section 2.1(b) or converted in accordance with Section 2.1(c), and Dissenting Shares) and of Company Equity Awards, (h) the Aggregate Base Equity Award Consideration Amount and the allocation thereof among the holders of shares of Company Equity Awards, and (i) the Adjustment Amount. The Estimated Closing Calculation Schedule and the calculations and allocations contained therein shall, in each case, be made in accordance with and shall not conflict with this Agreement and applicable Law. From the date of this Agreement through the Closing, the Company, shall and shall cause its Subsidiaries to, provide Parent and its Affiliates with reasonable access to the books and records and information used, and the Company’s management personnel involved, in the preparation of the Estimated Closing Calculation Schedule and the calculations contained therein. Parent shall have the right to review and propose changes or corrections to the amounts set forth in the Estimated Closing Calculation Schedule and the Company shall consider in good faith and incorporate into an updated Estimated Closing Calculation Schedule any reasonable comments of Parent necessary to correct an inaccuracy in the calculations and allocations contained in the

Estimated Closing Calculation Schedule. The Company, on behalf of itself and its Affiliates, represents that such amounts were prepared in good faith and in accordance with this Agreement, the Company Charter Documents (including the Certificates of Designation) and any applicable Contract governing the terms of the Company Preferred Stock, Company Common Stock or Company Equity Awards) and acknowledges and agrees that Parent, Merger Sub and their Affiliates may rely (at the election of Parent, on behalf of itself or any of its Affiliates) on the calculations and allocations set forth in the Estimated Closing Calculation Schedule when determining appropriate calculations and allocations of the amounts set forth therein.

(b) No later than five (5) Business Days prior to the Closing (and in any event following delivery of the Estimated Closing Calculation Schedule to Parent), Parent shall deliver to the Company a schedule setting forth its good faith estimate as of immediately following the Effective Time of the Net Debt Amount.

(c) No later than twenty (20) Business Days prior to the Closing, the Company shall deliver to Parent (i) a schedule showing the aggregate gross amounts and dates of each distribution or dividend (each such distribution or dividend, a “Pre-Closing Distribution”) made by the Company to its stockholders on or after the date of this Agreement and on or prior to the Closing Date, (ii) a schedule of withholding Taxes applied with respect to such Pre-Closing Distribution, (iii) evidence that any amounts so withheld have been timely paid over to the appropriate Governmental Authority, (iv) IRS Form W-9 or appropriate version of IRS Form W-8 together with all applicable attachments from each recipient of such Pre-Closing Distribution (or evidence reasonably satisfactory to Parent that DTC or another intermediary acted as withholding agent) and (v) any other documentation or information reasonably requested by Parent to determine that appropriate Tax withholding has been applied with respect to each Pre-Closing Distribution.

Section 2.7 Closing Deliverables.

(a) At the Closing, the Company shall deliver or cause to be delivered to Parent and Merger Sub the following:

(i) A certificate and an IRS notice, conforming with the requirements of Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c)(3) and certifying that interests in the Company do not constitute “United States real property interests” under Section 897(c) of the Code, in each case, in form and substance reasonably satisfactory to Parent (collectively, the “FIRPTA Certificate”); provided that a failure to provide the FIRPTA Certificate shall only permit Parent to withhold from the payments to be made pursuant to this Agreement any required withholding Tax under the Code in accordance with Section 2.2(g);

(ii) A copy of the Amended and Restated LLC Agreement of JV Co substantially in the form attached hereto as Exhibit F (the “JV Co A&R LLC Agreement”) duly executed by each Rollover Stockholder (or, with respect to a Rollover Stockholder that is party to a Rollover Agreement providing for the exchange of Company Common Stock for an interest in an EH Aggregator, such EH Aggregator);

(iii) Evidence that the Company has obtained the Additional Environmental Insurance and paid any premiums therefor and such Additional Environmental Insurance remains in effect;

(iv) Duly executed copies of each document required to be executed by a Rollover Stockholder pursuant to a Rollover Agreement in connection with the Closing;

(v) To the extent required by Section 5.16, the Payoff Letters, duly executed by the Company and its applicable Subsidiaries and the applicable lenders; and

(vi) Evidence that the Company has paid all Company Transaction Expenses in accordance with Section 5.12.

(b) At the Closing, Parent shall deliver or cause to be delivered to the Company the following:

(i) Duly executed counterparts to any Vandalia Intercompany Agreements that will be entered into at Closing by Parent or any of its Affiliates;

(ii) A copy of the JV Co A&R LLC Agreement duly executed by Parent or one of its Subsidiaries; and

(iii) An amount equal to the lesser of Company Transaction Expenses and $100,000,000 by wire transfer of immediately available funds to an account of the Company (as such account of the Company as is designated by the Company at least two (2) Business Days prior to the Closing Date).

Section 2.8 Rollover Shares. In connection with the transactions contemplated by this Agreement, the Rollover Stockholders have entered into the Rollover Agreements pursuant to which they have each committed to, immediately prior to the Effective Time, exchange their Rollover Shares, the number of such shares being such number that has a value in the aggregate equal to the Aggregate Equity Consideration Value using the Per Share Aggregate Base Transaction Value, for direct or indirect equity interests of JV Co, in an aggregate amount of fifteen percent (15%) of the outstanding common membership interests of JV Co, and the Per Share Additional Merger Consideration Amount in respect of such Rollover Shares. From time to time but no later than sixty (60) days after the date of this Agreement (or such later date as specified by Parent), additional holders of Company Common Stock designated by the Parent may become Rollover Stockholders by delivering to Parent a duly executed copy of a Rollover Agreement no later than sixty (60) days after the date of this Agreement (or such later date as specified by Parent) in accordance with this Agreement, in which case such Person shall be deemed to be a Rollover Stockholder for purposes of this Agreement with respect to the Rollover Shares that are the subject of such Rollover Agreement. Each such additional Rollover Agreement shall be substantially identical to the Rollover Agreements entered into as of the date of this Agreement providing for the exchange of shares of Company Common Stock into direct or indirect equity interests of JV Co (with such changes only to the identity of the holder of Company Common Stock, the number of Rollover Shares subject to the Rollover Agreement and the date of the Rollover Agreement); provided that no additional Rollover Agreement shall be permitted to be entered into after the date of this Agreement (a) if the transactions contemplated by such additional Rollover Agreement, when consummated together with the consummation of the transactions contemplated by all other Rollover Agreements and this Agreement, would cause JV Co or any holder of direct or indirect equity interests of JV Co Units to be treated as a “publicly traded partnership” or to be taxed as a corporation pursuant to Section 7704 of the Code or any successor provision thereto and (b) unless, in Parent’s reasonable judgment, the transactions contemplated by such additional Rollover Agreement, when consummated together with the consummation of the transactions contemplated by all other Rollover Agreements and this Agreement, would not result in JV Co failing to qualify for the safe harbor in Treasury Regulations Section 1.7704-1(h), determined by (i) substituting “80 partners” for “100 partners” in Treasury Regulations Section 1.7704-1(h)(1)(ii) and (ii) treating the equityholders in each holder of equity interests of JV Co that is a partnership or other flow-through entity for U.S. federal income tax purposes and that was formed in connection with the Transactions as if they were members of JV Co. For the avoidance of doubt, and notwithstanding anything to the contrary in ARTICLE II, the Rollover Stockholders shall not be entitled to receive any portion of the Aggregate Base Merger Consideration Amount as part of any Merger Consideration payable hereunder in respect of Rollover Shares but shall be entitled to receive the Per Share Additional Merger Consideration in respect of each Rollover Share.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Merger Sub, on the date hereof, that, except as disclosed in the Company Disclosure Schedule (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Schedule will be deemed to apply to all other sections or subsections of this ARTICLE III to which the relevance of such item is reasonably apparent on its face):

Section 3.1 Organization, Standing and Corporate Power.

(a) The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. The Company has all requisite corporate power and authority necessary to own or lease all its properties and assets and to carry on its business as it is now being conducted, except where the failure to have such corporate power and authority would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. The Company is duly qualified to do business, and is in good standing in each jurisdiction (with respect to jurisdictions that recognize the concept of good standing) in which the nature of the business conducted by it or the character or location of such properties and assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) Each of the Company’s Subsidiaries is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has all requisite corporate or other power and authority necessary to own or lease all its properties and assets and to carry on its business as it is now being conducted, except where the failure to have such corporate power and authority would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Each Subsidiary of the Company is duly qualified to do business, and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of such properties and assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c) The Company has made available to Parent complete and correct copies of the Company Charter Documents and the organizational documents of each of the Company’s Subsidiaries.

Section 3.2 Capitalization.

(a) The authorized capital stock of the Company solely consists of 500,000,000 shares of Company Common Stock and 5,000,000 shares of Company Preferred Stock. At the close of business on the Measurement Date, (i) 80,742,605 shares of Company Common Stock were issued and outstanding (including zero (0) Restricted Shares outstanding under the Company Stock Plan), (ii) 20,320,523 shares of Company Common Stock were held by the Company in its treasury, (iii) (A) 8,108,000 shares of Company Common Stock were reserved for issuance under the Company Stock Plan, including 928,423 shares of Company Common Stock subject to issuance pursuant to RSUs outstanding under the Company Stock Plan and (B) 2,940,794 shares of Company Common Stock were reserved for issuance upon conversion of the outstanding Company Preferred Stock, and (iv) 2,940.794 shares of Company Preferred Stock were issued and outstanding (comprised of 2,238.126 shares of Series A Preferred Stock and 702.668 shares of Series B Preferred Stock). Except as set forth above, at the close of business on the Measurement Date, there are no shares of capital stock, or other equity or voting securities or equity or voting interests, of the Company issued or outstanding. All holders of Series A Preferred Stock or Series B Preferred Stock have executed and delivered Support Agreements.

(b) Except as set forth in Section 3.2(a) above, there is no Contingent Company Equity. From the Measurement Date, there have been no issuances by the Company of any shares of capital stock (including Company Common Stock and Company Preferred Stock), or other equity or voting securities or equity or voting interests, or any Contingent Company Equity, other than the issuance of Company Common Stock upon the exercise, vesting or settlement of any Company Equity Awards outstanding as of the Measurement Date and in accordance with the terms thereof as of such date and the terms of this Agreement, and from the Measurement Date, the Company has not granted, entered into an agreement to grant, or otherwise committed or promised to grant (including within an offer letter or employment agreement) any Company Equity Awards or other equity or equity-based awards that may be settled in Company Common Stock, Company Preferred Stock or other stock of the Company, except as otherwise expressly agreed to by Parent in writing.

(c) All outstanding shares of Company Common Stock and Company Preferred Stock, and all shares of Company Common Stock reserved for issuance under the Company Stock Plan (and all outstanding awards thereunder) or pursuant to the terms of the Company Preferred Stock, have been or will be when issued in accordance with the terms of the applicable plan, duly authorized and validly issued and are or will be fully paid, nonassessable and not subject to or issued in violation of the Company Charter Documents, preemptive rights or applicable Law.

(d) There is no Voting Company Debt. Other than the Stockholder Agreement, there are no stockholder agreements, proxies, voting trusts or other agreements or understandings to which the Company is a party or by which it is bound relating to the voting or registration of any equity securities or voting interests of the Company.

(e) All Company Equity Awards are evidenced by written award agreements, in each case substantially in the forms that have been made available to Parent, except to the extent that such agreements differ from such forms with respect to the number of Company Equity Awards or shares of Company Common Stock covered thereby, vesting schedule (but not provisions regarding accelerated vesting) and expiration date applicable thereto. Each Company Equity Award was granted in accordance with the terms of the Company Stock Plan.

(f) Section 3.2(f) of the Company Disclosure Schedule sets forth a correct and complete list of each Subsidiary of the Company, indicating its jurisdiction of incorporation or formation, and the direct owner of the outstanding shares of capital stock or other equity or voting securities or equity or voting interests of such Subsidiary. All outstanding shares of capital stock or other equity or voting securities or equity or voting interests of each Subsidiary of the Company are owned directly or indirectly by the Company, free and clear of all Liens, other than transfer restrictions of general applicability arising under the Securities Act of 1933 and other applicable securities Laws. There is no Contingent Subsidiary Equity. All outstanding shares of capital stock of or other equity or voting securities or equity or voting interests in each Subsidiary of the Company have been duly authorized and validly issued and are fully paid, nonassessable and not subject to or issued in violation of the organizational documents of such Subsidiary, preemptive rights or applicable Law. There is no Voting Subsidiary Debt. There are no stockholder agreements, proxies, voting trusts or other agreements or understandings to which any of the Company’s Subsidiaries is a party or by which it is bound relating to the voting or registration of any equity securities or voting interests of any such Subsidiary of the Company.

(g) Except as set forth in Section 3.2(f) of the Company Disclosure Schedule, neither the Company nor any Subsidiary of the Company owns, directly or indirectly, any equity securities or any right to acquire such equity securities in any Person.

Section 3.3 Authority; Noncontravention.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder, to consummate the Transactions (other than the Merger) and, subject to obtaining the Stockholder Approval, to consummate the Merger. The execution and delivery of and performance by the Company under this Agreement, and the consummation of the Transactions, have been duly authorized and approved by the Company Board, and except for obtaining the Stockholder Approval, no other corporate action on the part of the Company is necessary to authorize the execution and delivery of and performance by the Company under this Agreement and the consummation by it of the Transactions. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except to the extent that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”).

(b) The Company Board, at a meeting duly called and held, duly adopted resolutions (i) approving and declaring advisable this Agreement and the Transactions, (ii) determining that the Merger and the other Transactions are fair to and in the best interests of the Company and the stockholders of the Company, (iii) authorizing and approving the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions and (iv) recommending that the stockholders of the Company adopt this Agreement, which resolutions, have not been rescinded, modified or withdrawn.

(c) Neither the execution and delivery of this Agreement by the Company, nor the performance by the Company of its obligations hereunder, nor the consummation by the Company of the Transactions, nor compliance by the Company with any of the terms or provisions hereof, will (i) assuming the Stockholder Approval is obtained, conflict with or violate any provision of the Company Charter Documents or the organizational documents of any Subsidiary of the Company, (ii) assuming that each of the consents, authorizations and approvals referred to in Section 3.4 and the Stockholder Approval is obtained and each of the filings or notices referred to in Section 3.4 is made and any applicable waiting periods referred to therein have expired, conflict with or violate any Law or Order applicable to the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries or its or their properties or assets are bound, (iii) result in any breach of, or constitute a default (with or without notice or lapse of time, or both) under, require any consent of any Person pursuant to, materially and adversely alter the rights or obligations of the Company or any of its Subsidiaries under or give rise to any right of termination, amendment, modification, payment, acceleration or cancellation of or under any Company Material Contract, Lease or any Company Permit, or result in the creation of a Lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of its Subsidiaries (other than any equity interests in any Subsidiary of the Company), other than, in the case of clauses (ii) and (iii), as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, or (iv) create or give rise to any Lien (other than Permitted Liens) on the equity interests in the Company or any of its Subsidiaries.

Section 3.4 Governmental Approvals. Except for (a) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (b) submissions and filings required under, and compliance with the applicable requirements of, the HSR Act, (c) the FERC Approval, (d) the NRC Approval, (e) the FCC Approvals, (f) the PJM Notification and (g) those consents, approvals, authorizations, filings, notifications and other actions set forth in Section 3.4 of the Company Disclosure Schedule (together with the approvals referred to in clauses (b) through (f) of this Section 3.4, the “Regulatory Approvals”), no consents or approvals of, or filings, declarations or registrations with, or notifications to, any Governmental Authority are necessary for the execution and delivery of this Agreement by the Company and the performance by the Company of its obligations pursuant to this Agreement and the consummation by the Company of the Transactions, other than such consents, approvals or authorizations of, or filings, declarations or registrations with, or notifications to that, if not made or obtained would not, individually or in the aggregate, reasonably be expected to be (i) material to the Company and its Subsidiaries, taken as a whole, or (ii) adversely affect the ability of the Company to consummate the Transactions.

Section 3.5 Financial Statements; Undisclosed Liabilities.

(a) The Company has delivered to Parent true and complete copies of the following financial statements:

(i) the audited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2020 and December 31, 2021 and the related audited consolidated statements of operations and comprehensive income (loss), changes in stockholders’ equity and cash flows for the respective periods then ended (such financial statements, the “Audited Financial Statements”); and

(ii) the unaudited consolidated balance sheet of the Company and its Subsidiaries as of January 31, 2023 (the “Balance Sheet Date”) and the related unaudited consolidated statements of operations and comprehensive income (loss) and cash flows for the one (1) month period ending on the Balance Sheet Date (such financial statements, the “Unaudited Financial Statements” together with the Audited Financial Statements, the “Financial Statements” and such balance sheet, the “Balance Sheet”).

(b) The Financial Statements (i) have been based upon the information contained in the Company’s and its Subsidiaries’ books and records, (ii) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby, and (iii) fairly present, in all material respects, the financial position, changes in stockholders’ equity, results of operations and the cash flows of the Company and its Subsidiaries as of the dates thereof and for the periods then ended, subject to, in the case of the Unaudited Financial Statements, the absence of footnotes and normal year-end adjustments (none of which would be material, individually or in the aggregate).

(c) Neither the Company nor any of its Subsidiaries has any liabilities or obligations which would be required to be reflected or reserved against on a consolidated balance sheet of the Company prepared in accordance with GAAP except for liabilities or obligations (a) reflected or reserved against on the Balance Sheet (including the notes thereto), (b) incurred after the Balance Sheet Date in the ordinary course of business (none of which relate to any alleged or actual breach of Contract, breach of warranty, tort, infringement, violation of or liability under any applicable Law or in connection with any Proceeding), (c) as expressly contemplated by this Agreement or (d) as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(d) Section 3.5(d) of the Company Disclosure Schedules sets forth the amount of Company Cash and Cash Equivalents (other than Restricted Cash) as of the date of this Agreement.

Section 3.6 Absence of Certain Changes. From the Balance Sheet Date through the date of this Agreement, (a) there has not been any change, event, occurrence, fact, development, circumstance, condition or effect that, individually or in the aggregate, has had, or would reasonably be expected to have, a Company Material Adverse Effect, (b) except in connection with Emergency Measures and discussions and negotiations related to the Transactions, the business of the Company and its Subsidiaries has been conducted in all material respects in the ordinary course of business consistent with past practice, and (c) there has been no damage, destruction, interruption in use or other casualty loss, whether or not covered by insurance, adversely affecting the assets of the Company or any of its Subsidiaries that would, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

Section 3.7 Legal Proceedings. There are no (a) Proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or (b) Orders with outstanding obligations on the Company or its Subsidiaries to which the Company or any of its Subsidiaries is a party or to which the Company’s or its Subsidiaries’ respective assets or properties are subject, except, in each case, as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole; provided, that to the extent any such representations or warranties in the foregoing clauses (a) and (b) pertain to Proceedings or Orders that relate to the execution, delivery, performance or consummation of this Agreement or any of the transactions contemplated by this Agreement, such representations and warranties are made only as of the date of this Agreement.

Section 3.8 Compliance With Laws; Permits.

(a) Each of the Company and its Subsidiaries is, and since the Lookback Date has been, in compliance with all Laws and Orders applicable to it or its assets, properties, business or operations (including, for the avoidance of doubt, all Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade), except for instances of noncompliance that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Since the Lookback Date, neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Authority alleging any material violation of any applicable Law or Order.

(b) The Company and its Subsidiaries are in possession of all material Company Permits. All Company Permits are valid and in full force and effect. No default (with or without notice or lapse of time or both) has occurred under any Company Permit, and no suspension, revocation, cancellation or adverse modification of any Company Permit is pending or, to the Knowledge of the Company, threatened, except for any such default, suspension, revocation, cancellation or adverse modification that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Each of the Company and its Subsidiaries are and have been in material compliance with the terms and requirements of such Company Permits.

(c) Except for those matters that, would not, individually or in the aggregate, reasonably be expected to be material to the Company or its Subsidiaries, taken as a whole, (i) each of the Company and its Subsidiaries (and their respective officers and directors) is, and has been at all times over the past five years, in compliance with (A) the United States Foreign Corrupt Practices Act of 1977, the UK Bribery Act of 2010 and any other applicable Laws or any conventions to which the Company or any of its Subsidiaries is subject relating to anti-corruption (governmental or commercial) and anti-bribery (collectively, “Other Corruption Laws”), (B) all

Customs and International Trade Laws; (C) all applicable Laws relating to money laundering and (D) all Sanctions Laws, (ii) the Company maintains internal controls, policies, procedures, processes and systems that are reasonably designed to ensure compliance with the applicable Laws described in clause (i), (iii) to the Knowledge of the Company, no employee, representative, consultant, supplier, distributor or agent of the Company or its Subsidiaries has violated any of the applicable Laws described in clause (i), (iv) neither the Company nor any of its Subsidiaries has been a Sanctioned Person at any time and no director or officer of the Company or its Subsidiaries or, to the Knowledge of the Company, employee, representative, consultant, supplier, distributor or agent of the Company or its Subsidiaries is a Sanctioned Person, or has been a Sanctioned Person at any time; (v) neither the Company nor any of its Subsidiaries (nor any of their respective directors or officers or, to the Knowledge of the Company, employees, representatives, consultants, suppliers, distributors or agents acting for or on behalf of the Company or its Subsidiaries) has (A) used any funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to political activity, (B) made any unlawful payments to any Governmental Officials or to any foreign political parties or campaigns from corporate funds, or (C) used funds, given, offered, promised, or authorized to give, any money or thing of value (except for payments permitted by 15 U.S.C. Section 78dd-2(b) or (c)) to any foreign Governmental Official, any foreign political party or campaign, or any other person, for the purpose of influencing an act or decision of that person, or inducing that person to use his or her influence or position to affect any government act or decision to assist the Company or any of its Subsidiaries in obtaining or retaining business, or directing business to any person, which would constitute a bribe, kickback, or illegal or improper payment to assist the Company or any of its Subsidiaries in obtaining or retaining business. Since the Lookback Date, neither the Company nor any of its Subsidiaries has conducted or initiated any internal investigation or made a voluntary, directed or involuntary disclosure to any Governmental Authority with respect to any alleged act or omission arising under or relating to any noncompliance with the FCPA or any Other Corruption Law. Neither the Company nor any of its Subsidiaries has received any notice, request or citation for, or been contacted by or on behalf of any Governmental Authority with regard to, any actual, potential or alleged noncompliance with any of the matters described in this Section 3.8(c).

(d) The FCC Licenses held by the Company or any of its Subsidiaries are set forth on Section 3.8(d) of the Company Disclosure Schedule. Except for those matters that, would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (i) no FCC License held by the Company or its Subsidiaries is subject to (A) any conditions or requirements that have not been imposed generally upon licenses in the same service or (B) any pending regulatory proceeding or judicial review, (ii) to the Knowledge of the Company, there has been no event, condition or circumstance that would preclude any FCC License held by the Company or its Subsidiary from being renewed in the ordinary course (to the extent that such FCC License is renewable by its terms) and (iii) each of the Company and its Subsidiaries is in compliance with each FCC License held by them and has fulfilled and performed all of its obligations with respect thereto, including all reports, notifications and applications required by the rules, regulations, policies, instructions and orders of the FCC, and the payment of all regulatory fees and contributions.

Section 3.9 Tax Matters. Except for those matters that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole: (a) each of the Company and its Subsidiaries has timely filed, or has caused to be timely filed on its behalf (taking into account any extension of time within which to file), all Tax Returns required to be filed by it, and all such filed Tax Returns are correct and complete, (b) each of the Company and its Subsidiaries has timely paid, or has caused to be timely paid on its behalf (taking into account any extension of time within which to file) all Taxes required to be paid by it (whether or not shown to be due on any Tax Return), (c) no deficiency with respect to Taxes has been proposed, asserted or assessed (in writing) by any Governmental Authority against the Company or any of its Subsidiaries which has not been fully paid or adequately reserved against in accordance with GAAP, (d) no Proceedings are pending with any Governmental Authority with respect to Taxes of the Company or any of its Subsidiaries, and no written notice thereof has been received, (e) neither the Company nor any of its Subsidiaries has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, (f) neither the Company nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the two years prior to the date of this Agreement, (g) neither the Company nor any of its Subsidiaries is a party to any Tax allocation, sharing or indemnity agreement or arrangement that would have a continuing effect after the Closing Date (other than (i) any Tax indemnification provisions in commercial agreements entered into in the ordinary course of business and that are not primarily related to Taxes and (ii) any agreement solely between or among any of the Company and its Subsidiaries), (h) neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2), (i) neither the Company nor any of its Subsidiaries has any liability for Taxes of any other Person (other than the Company or any of its Subsidiaries) pursuant to Treasury Regulations Section 1.1502-6 (or any similar provision of Law) or as a transferee or successor, except that, the Company and certain of its Subsidiaries are members of a consolidated federal income tax return group of which the Company is the common parent, (j) no claim has ever been made by a Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file a Tax Return that such entity is or may be subject to taxation by that jurisdiction in respect of Taxes that would be covered by or the subject of such Tax Return, (k) each of the Company and its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder of the Company or any of its Subsidiaries or other Person, (l) there are no Liens with respect to Taxes on any of the assets of the Company or any of its Subsidiaries except for Liens with respect to Taxes not yet due and payable, and (m) neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any installment sale or other transaction on or prior to the Closing Date, any accounting method change or agreement with any Governmental Authority filed or made on or prior to the Closing Date, any prepaid amount received on or prior to the Closing, any intercompany transaction entered into prior to the Closing, or excess loss account described in Section 1502 of the Code (or any similar provision of state, local or foreign Law) in existence as of the Closing.

Section 3.10 Employee Benefits Matters.

(a) Section 3.10(a) of the Company Disclosure Schedule sets forth a true and complete list, as of the date of this Agreement, of each material Company Plan. With respect to each material Company Plan, the Company has made available to Parent true and complete copies of, as applicable, (i) the Company Plan and any material amendments thereto, (ii) any related trust agreement, insurance contract or other funding vehicle, (iii) the current summary plan description, summaries of material modifications, annual reports and summary annual reports with respect to Company Plans, (iv) the annual report most recently filed with any Governmental Authority (e.g., Form 5500 and all schedules thereto), (v) the most recent determination, advisory or opinion letter received from the IRS, (vi) with respect to the Company Pension Plan, the three (3) most recent actuarial reports and any other material communications regarding funding status or costs thereof (including cost of any potential termination) in the past one (1) year, (vii) all non-routine, written communications relating thereto (including any communications with any Governmental Authority) since the Lookback Date, and (viii) all current trust agreements and insurance contracts relating to the funding or payment of benefits under any Company Plan.

(b) Each Company Plan has been established, maintained and administered in all respects in accordance with its terms and in all respects in compliance with applicable Law, except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(c) There are no Proceedings pending, or to the Company’s Knowledge, threatened, against or with respect to any Company Plan, including any audit or inquiry by the IRS, United States Department of Labor or other Governmental Authority (other than routine claims for benefits in the ordinary course of business) that would, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(d) Other than the Company Pension Plan, neither the Company nor any of its Subsidiaries has, within the last six years preceding the date of this Agreement, sponsored, maintained, contributed to, or was required to contribute to or has any liability with respect to (including on account of any of their ERISA Affiliates) any (i) “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) that is subject to Title IV of ERISA or Section 412 of the Code, including any “multiemployer plan” (within the meaning of Section 3(37) of ERISA), (ii) “multiple employer plan” (within the meaning of Section 413(c) of the Code) or (iii) “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA). With respect to the Company Pension Plan, (A) there is no (and there is not reasonably expected to be any) failure to meet the minimum funding standard as set forth in Section 412 of the Code or Section 303 of ERISA, (B) no waiver of the minimum funding standards or extension of any amortization period of Section 412 of the Code or Section 302 or 303 of ERISA has been requested (or is reasonably be expected to be requested) from, or granted by, the Internal Revenue Service, (C) no Lien in favor of such plan has arisen (or would reasonably be expected to arise) under Sections 412(n) or 430(k) of the Code or Sections 303(k) or 4068 of ERISA, (D) there has not been (and prior to the Closing, and except for the Transactions, will not be) any “reportable event”, within the meaning of Section 4043 of ERISA, (E) such plan has not been required to file information pursuant to Section 4010 of ERISA, (F) no event or circumstance has occurred that is reasonably expected to result in the incurrence by Parent or any of its Subsidiaries of any liability with respect thereto, and (G) neither the Company nor any Subsidiary has incurred any liability to the Pension Benefit Guaranty Corporation, other than for the payment of premiums, and there are no such premium payments which have become due which are unpaid. None of the Company nor its ERISA Affiliate has engaged in or agreed to engage in any transaction described in Section 4069 or 4212(c) of ERISA with respect to the Company Pension Plan.

(e) Each Company Plan that is an “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) intended to be qualified under Section 401(a) of the Code has received a favorable IRS determination, advisory or opinion letter as to its qualification and each trust established in connection with any such Company Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt. To the Company’s Knowledge no event has occurred or circumstance exists that would reasonably be expected to result in the loss of the tax-qualified status of any such Company Plan or the tax-exempt status of a related trust. Neither the Company nor its Subsidiaries has engaged in, and to the Company’s Knowledge, no third party has engaged in, any prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code), other than a transaction that is exempt under a statutory or administrative exemption, with respect to any Company Plan.

(f) Neither the execution of this Agreement, nor the consummation of the Transactions (alone or in conjunction with any other event (where such other event would not alone have an effect described in this sentence), including any termination of employment on or following the Closing), would reasonably be expected to (i) entitle any current or former officer, director, employee or consultant of the Company or any of its Subsidiaries to any change in control, transaction bonus or retention payment or, (ii) accelerate the time of payment, funding or vesting of any amounts due, or materially increase the amount of compensation payable, to any current or former officer, director, employee or individual consultant of the Company or any of its Subsidiaries under any Company Plan.

(g) Neither the execution of this Agreement, nor the consummation of the Transactions (alone or in conjunction with any other event, including any termination of employment on or following the Closing), would reasonably be expected to result in the receipt or retention by any person who is a “disqualified individual” (within the meaning of Section 280G of the Code) of any payment or benefit that is a “parachute payment” (within the meaning of Section 280G of the Code). No current or former officer, director, employee or consultant of the Company or any of its Subsidiaries is entitled to receive any gross-up or additional payment in connection with the Tax required by Section 409A or Section 4999 of the Code.

(h) No Company Plan provides post-employment medical, disability or life insurance benefits to any former director, employee or their respective dependents (other than as required by health care continuation coverage as required by Section 4980B of the Code or any similar state law or ERISA or coverage through the end of the calendar month in which a termination of employment occurs.

(i) Each Company Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in operational and documentary compliance in all material respects with Section 409A of the Code and all IRS guidance promulgated thereunder, to the extent such section and such guidance have been applicable to such Company Plan.

(j) Each holder of an award of Restricted Shares have made timely and valid election under Section 83(b) of the Code with respect to such award.

Section 3.11 Environmental Matters.

(a) Each of the Company and its Subsidiaries is, and since the Lookback Date has been, in compliance with all Environmental Laws, including with respect to maintaining and complying with all Company Permits required by Environmental Laws for the conduct of its businesses as they are now being conducted (“Environmental Permits”), except where the failure to comply or maintain would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(b) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (i) there is no Proceeding before any Governmental Authority alleging a violation of, or liability under, Environmental Laws that is pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, (ii) there is no Order imposed by any Governmental Authority upon the Company or any of its Subsidiaries relating to any alleged violation by the Company or any of its Subsidiaries of, or liability of the Company or any of its Subsidiaries under, Environmental Laws or Environmental Permits, (iii) none of the Company, its Subsidiaries, or, to the Knowledge of the Company, any third parties have received any written notice or communication alleging a violation of, or liability by the Company or any Subsidiary under, Environmental Laws or Environmental Permits, including with respect to the Release or threat of Release of any Hazardous Materials at any real property currently or formerly leased, sub-leased or operated or owned by the Company or its Subsidiaries or, to the Knowledge of the Company, at any other location where Hazardous Materials generated by the Company or any of its Subsidiaries have been transported to, sent, placed or disposed of, the subject matter of which notice or communication remains pending and unresolved and (iv) neither the Company nor any of its Subsidiaries has retained or assumed or is obligated to indemnify any third party by Contract or operation of law the liability or obligation of any other Person pursuant to Environmental Laws.

(c) The Company has made available for review to Parent copies of all material, non-routine environmental reports of assessments, audits, inspections, studies, and investigations in the Company’s and each of its Subsidiaries’ possession or reasonable control with respect to the business or the Real Property.

Section 3.12 Labor Matters.

(a) The Company has made available a materially correct and complete list of all current employees (without listing the names of the current employees) of the Company and its Subsidiaries, as of a date no earlier than thirty (30) days prior to the date of this Agreement, listing (i) primary work location, (ii) the entity that employs them, (iii) job title, (iv) status as full-time or part-time, (v) classification by the Company or its Subsidiaries, as applicable, as exempt or non-exempt under applicable wage and hour Laws, (vi) the rate of their base hourly, base salary or other base pay, and (vii) union affiliation, if applicable. Except as would not reasonably be expected to be material, the Company represents that such list remains substantially correct and complete as of the date of this Agreement.

(b) Section 3.12(b) of the Company Disclosure Schedule sets forth a true and complete list, as of the date of this Agreement, of each collective bargaining agreement or similar written agreement with a labor union, works council or similar employee representative body to which the Company or any of its Subsidiaries is a party (collectively, the “Collective Bargaining Agreements”), and the Company has made available to Parent true and complete copies thereof. Neither the Company nor any of its Subsidiaries has an obligation to bargain with any labor organization or union outside of the obligations in the Collective Bargaining Agreements or applicable Law.

(c) There are no unfair labor practice charges or material labor arbitrations or material grievances not in the ordinary course of business pending or, to the Knowledge of the Company, threatened in writing before the National Labor Relations Board or arbitrator against the Company or any of its Subsidiaries.

(d) Except as set forth on Section 3.12(d) of the Company Disclosure Schedule, since the Lookback Date, (1) to the Knowledge of the Company, no union organizing activities have been underway or, to the Company’s Knowledge, threatened with respect to any employees of the Company or any of its Subsidiaries and their employment with the Company and its Subsidiaries, and (2) there have been no material labor strikes, slowdowns, work stoppages, lockouts, or similar material labor disputes or disruptions pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries.

(e) Each of the Company and its Subsidiaries is, and since the Lookback Date has been, in compliance with all Laws governing or concerning labor and employment, including all Laws regarding labor relations, unions, collective bargaining, conditions of employment, employment discrimination and harassment, worker classification (including the proper classification of workers as independent contractors and consultants and classification as employees as exempt or non-exempt), wages, hours and occupational safety and health, immigration, background checks, hiring, authorization to work, layoffs, record retention, notice, leaves of absence, sick time, terminations and disability rights and benefits, except for instances of noncompliance that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(f) Except as set forth on Section 3.12(f) of the Company Disclosure Schedule, since the Lookback Date, neither the Company nor its Subsidiaries have implemented any “plant closing” or “mass layoff” (in each case, as defined under the WARN Act), and no such actions are planned.

Section 3.13 Intellectual Property.

(a) Section 3.13(a) of the Company Disclosure Schedule sets forth a true and complete list, as of the date of this Agreement, of all Company Registered Intellectual Property. To the Knowledge of the Company, the Company Registered Intellectual Property is valid, subsisting and enforceable. The Company Intellectual Property is owned exclusively by the Company or one of its Subsidiaries free and clear of all Liens, other than the Company IP Agreements and Permitted Liens.

(b) Except as have not had or would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect (i) to the Knowledge of the Company, the conduct of the business of the Company and its Subsidiaries as currently conducted does not infringe, misappropriate, dilute or otherwise violate, and since the Lookback Date has not infringed, misappropriated, diluted or otherwise violated, any other Person’s Intellectual Property, (ii) there is no claim of such infringement, misappropriation, dilution or other violation pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries, (iii) to the Knowledge of the Company, no Person is infringing, misappropriating or otherwise violating any Company Intellectual Property, (iv) no claims of Intellectual Property infringement, misappropriation or other violation are pending or, to the Knowledge of the Company, threatened in writing against any Person by the Company or any of its Subsidiaries, and (v) the Company and each of its Subsidiaries have taken commercially reasonable steps to protect the trade secrets and confidential information used or held for use in the businesses of the Company or any of its Subsidiaries. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries own or have a license, subscription or other valid right to use all Intellectual Property used by them in the conduct of their business in the ordinary course.

(c) Section 3.13(c) of the Company Disclosure Schedule sets forth a true and complete list, as of the date of this Agreement, of all the Company IP Agreements. Except as would not, individually or in the aggregate, reasonably be expected to be material with respect to any Nuclear Site, the Company owns or has the right to use all Intellectual Property necessary to operate and maintain the Nuclear Sites and all related equipment.

(d) The Company and its Subsidiaries have maintained commercially reasonable practices to protect the confidentiality of the Company’s and its Subsidiaries’ trade secrets and other material confidential information. All employees, contractors and other Persons who have created or developed material Intellectual Property that is owned by or purported to be owned by the Company or any of its Subsidiaries have executed written agreements assigning ownership of such Intellectual Property to the Company or its applicable Subsidiary, to the extent ownership of such Intellectual Property is not vested in the Company by operation of Law.

(e) Except as has not had and would not reasonably be expected to have a Company Material Adverse Effect, to the Knowledge of the Company, (i) the Company and its Subsidiaries have adopted and are, and since the Lookback Date have been, in compliance with all contractual obligations and policies and procedures that apply to the Company and its Subsidiaries with respect to privacy, data protection, breach notification and data security, and the collection, storage, disposal, transfer, use and other processing of Personal Information, (ii) since the Lookback Date, there has been no unauthorized access, use, disclosure, deletion, destruction, modification, corruption or encryption (collectively, “Security Incidents”) of any Personal Information or any other data or information maintained, collected, stored, disposed of or processed by or on behalf of the Company or any of its Subsidiaries that triggered notification obligations to any Person, (iii) the Company and each of its Subsidiaries are, and since the Lookback Date have been, in material compliance with all applicable data protection, privacy and other Applicable Laws regarding the privacy, security, collection, use, storage, distribution, transfer, import, export, disposal or disclosure (in any form or medium) of any data constituting Personal Information, including, breach notification, consumer protection, and text message, email, telephone and autodialer restrictions (collectively, “Privacy Laws” and together with (i) the “Privacy Obligations”), and, to the extent applicable, the PCI Security Standards Council’s

Payment Card Industry Data Security Standard (PCI-DSS). Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries have, and require third parties processing data on their behalf to have, commercially reasonable physical, technical, organizational and administrative security measures and policies in place to prevent Security Incidents. Except would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, since the Lookback Date, no Proceeding has been filed or commenced against the Company or its Subsidiaries nor, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries, relating to any Security Incident or Privacy Obligations, and neither the Company nor any of its Subsidiaries has incurred any material liabilities related to any Security Incident or Privacy Obligations.

(f) Except as has not had and would not reasonably be expected to have a Company Material Adverse Effect, to the Knowledge of the Company, (i) all software, communications devices, computer systems, servers, network equipment, point of sale systems, and other electronic hardware used, owned by any of the Company or its Subsidiaries, or leased or licensed by any of the Company or its Subsidiaries (collectively, the “IT Systems”) are adequate and sufficient (including with respect to working condition and capacity) for the operations of the Company or its Subsidiaries, as applicable, as currently conducted, (ii) the Company and its Subsidiaries have taken commercially reasonable measures to preserve and maintain the performance, security and integrity of the IT Systems (and all software, information or data stored thereon) and (iii) since the Lookback Date, there has been no failure with respect to any IT Systems.

Section 3.14 Energy Regulatory Matters

(a) Each of the Company and its Subsidiaries that owns a Facility has made all necessary filings with FERC so that each such Subsidiary is an Exempt Wholesale Generator. Each Subsidiary of the Company that make sales of electric capacity and energy and specified ancillary services at market-based rates has in full force and effect market-based rate authorization pursuant to Section 205 of the FPA to make sales of electric capacity and energy and specified ancillary services at market-based rates, with all waivers of regulations and blanket authorizations as are customarily granted by FERC to entities with market-based rate authorization, including blanket authorization to issue securities and assume liabilities pursuant to Section 204 of the FPA, and has complied in all material respects with all applicable FERC rules and reporting obligations.

(b) The Company and each Subsidiary of the Company is either (i) not a “holding company” within the meaning of PUHCA, or (ii) a “holding company” within the meaning of PUHCA that is exempt from the federal access to books and records provisions of PUHCA and FERC’s accounting, record-retention, and reporting regulations under PUHCA.

(c) Neither the Company nor any of its Subsidiaries has received any notice from any Governmental Authority alleging any violation of any Law with respect to its authorization to make sales of electric capacity, energy and ancillary services at market-based rates pursuant to Section 205 of the FPA or status as an Exempt Wholesale Generator. The Company and each Subsidiary of the Company is in material compliance with all applicable electric reliability requirements under Section 215 of the FPA.

Section 3.15 Antitakeover Statutes. No “fair price,” “moratorium,” “control share acquisition,” “significant stockholder,” “interested stockholder” or other anti-takeover Law (including Section 203 of the DGCL), or other comparable anti-takeover provisions in the Company Charter Documents will be applicable to or would reasonably be expected to restrict or prohibit the execution of this Agreement, each party performing its obligations hereunder or the consummation of the Transactions. The Company has not adopted or approved the adoption of a shareholder rights plan.

Section 3.16 Property.

(a) Section 3.16(a) of the Company Disclosure Schedule sets forth a true and complete description (which description shall be sufficient to reasonably identify the subject interest) of (i) all real property leased by the Company or its Subsidiaries (collectively, the “Leased Real Property”), and (ii) all real property that is material to business of the Company and its Subsidiaries and in which the Company or any of its Subsidiaries holds an easement interest (collectively, the “Easement Property” and, together with the Leased Real Property, the “Non-Owned Real Property”). All Leased Real Property is held by the Company or its Subsidiaries pursuant to the leases, together with all amendments and modifications thereof and waivers and guaranties thereto, if any, in each case listed or described on Section 3.16(a) of the Company Disclosure Schedule (collectively, the “Leases”). Each of the Company and its Subsidiaries, as applicable, holds good and valid leasehold title, as applicable, in and to the Leased Real Property pursuant to the Leases, free and clear of all Liens, except Permitted Liens. All Easement Property is held by the Company or its Subsidiaries pursuant to the easements or rights-of-way listed or described on Section 3.16(a) of the Company Disclosure Schedule (collectively, the “Easements”). Each of the Company and its Subsidiaries, as applicable, holds good and valid title in and to the Easement Property pursuant to the Easements. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, all Leases and Easements, as applicable, are valid and in full force and effect and, except as may be limited by the Bankruptcy and Equity Exception, enforceable against the Company or such Subsidiaries, as applicable, and, to the Company’s Knowledge, the counterparties thereto, in accordance with their respective terms, and there is not, under any of such Leases or Easements, as applicable, any existing default (beyond applicable notice and cure periods) by the Company or applicable Subsidiary or, to the Company’s Knowledge, the counterparties thereto, or any fact or circumstance which, with notice or lapse of time or both, would become a default by the Company or applicable Subsidiary thereunder. The Company has made available to Parent a correct and complete copy of each Lease.

(b) Section 3.16(b) of the Company Disclosure Schedule sets forth a true and complete description of all real property owned by the Company or its Subsidiaries in fee simple, and identifies the owner of each such property (collectively, the “Owned Real Property”, and, together with the Non-Owned Real Property, the “Real Property”). Each of the Company and its Subsidiaries has good and marketable fee simple title in and to the Owned Real Property owned by such entity, in each case free and clear of all Liens, except Permitted Liens. The Company has fee simple title to all real property that constitutes the Nuclear Sites and any other real property required to be owned or controlled by the Company or its Subsidiaries pursuant to the NRC Licenses or any Nuclear Law or related license or permit, including the Company Permits.

(c) Except for Permitted Liens, neither the Company nor any of its Subsidiaries has leased or otherwise granted to any Person the right to use or occupy the Real Property or any portion thereof. There are no outstanding options, rights of first offer or rights of first refusal or other contractual rights or obligations to purchase, sell, lease, assign or otherwise encumber (except for Permitted Liens) any Real Property or any portion thereof or interest therein, and neither the Company nor any of its Subsidiaries is a party to any agreement or option to purchase, sell, lease, assign or otherwise encumber (except for Permitted Liens) any Real Property or interest therein.

(d) There is no pending, or to the Company’s Knowledge threatened, condemnation, eminent domain or similar proceeding affecting any of the Real Property or any interest therein, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(e) The Company has not received written notice of any, and there is no, and to the Knowledge of the Company no event has occurred that, with notice or lapse of time or both, would constitute a, breach or default under any covenant, condition, restriction, easement or other encumbrance affecting the Real Property, except for such breaches or defaults as would not, individually or in the aggregate, be reasonably expected to materially interfere with or impair the use or operation of, or any of the benefits of ownership of, such Real Property in connection with the operation of the business of the Company and its Subsidiaries as currently conducted.

(f) The rights and interests of the Company and its Subsidiaries in and to the Real Property, collectively, constitute (i) the only real property interests owned or possessed by the Company and its Subsidiaries, and (ii) all of the rights and interests used in, and necessary for, the ownership and operation of the business of the Company and its Subsidiaries as currently conducted, including for purposes of providing legally sufficient pedestrian, vehicular and utility access, as applicable.

Section 3.17 Contracts.

(a) Section 3.17(a) of the Company Disclosure Schedule sets forth a true and complete list, as of the date of this Agreement, of the following Contracts:

(i) each Contract to which the Company or any of its Subsidiaries is a party that (A) restricts in any material respect the ability of the Company or any of its Subsidiaries to engage in or compete in any business or with any Person in any geographical area, (B) requires the Company or any of its Subsidiaries to conduct any business on a “most favored nations” basis with any third party; (C) provides for any Person to be the exclusive provider of any product or service to the Company or any Subsidiary or that otherwise involves the granting by the Company or any Subsidiary to any Person of exclusive rights of any kind; (D) grants to any Person a right of first refusal, right of first negotiation, right of first offer or similar rights on the sale, disposition or license of any asset, property or part of the business of the Company or any of its Subsidiaries or (E) contains any “take or pay” or other obligations of the Company or any of its Subsidiaries with respect to any minimum purchase requirements;

(ii) each Contract to which the Company or any of its Subsidiaries is a party that provides for payments to or from the Company or any of its Subsidiaries in excess of $5,000,000 in the aggregate after the date of this Agreement;

(iii) each Contract creating, guaranteeing or securing Indebtedness of the Company or any of its Subsidiaries in excess of $15,000,000 (other than Indebtedness solely between the Company and any of its wholly owned Subsidiaries or solely between the Company’s wholly owned Subsidiaries);

(iv) each Contract to which the Company or any of its Subsidiaries is a party with respect to the creation, formation, governance or control of any material partnerships, joint ventures, strategic alliance, profit sharing arrangements, collaborations, co-promotions, joint research, joint development or similar arrangements with third parties;

(v) each Contract to which the Company or any of its Subsidiaries is a party that (A) relates to the acquisition, directly or indirectly (by merger, sale of equity, sale of assets, capital contribution or otherwise), of any equity or other securities, assets, business, unit or division of any Person with a total consideration of more than $5,000,000 in the aggregate, (B) relates to the disposition, directly or indirectly (by merger, sale of equity, sale of assets, capital contribution or otherwise), of any assets (except assets disposed of in the ordinary course of business), business unit or division of the Company or its Subsidiaries that is either material to the Company or its Subsidiaries or has a total consideration of more than $5,000,000 in the aggregate, or (C) relates to the disposition directly or indirectly (by merger, sale of equity, sale of assets, capital contribution or otherwise), of any equity or other securities of the Company or its Subsidiaries, in each case whether or not consummated;

(vi) each Contract not entered into in the ordinary course of business that requires the Company or any of its Subsidiaries to make any advance, loan or commitment therefor or provide any credit support or guarantee for or any capital contribution to, or other investment in, any Person in excess of $5,000,000;

(vii) each indemnification or similar contract with Affiliates, managers, officers or directors of the Company or any of its Subsidiaries;

(viii) each Contract pursuant to which the Company or any of its Subsidiaries has any continuing indemnification, guarantee, “earnout” or other contingent, deferred or fixed payment obligations that would reasonably be expected to result in aggregate payments in excess of $5,000,000;

(ix) each Company IP Agreement that is material to the business of the Company and its Subsidiaries;

(x) each Contract that (A) is a settlement or similar agreement with any Governmental Authority or other Person in respect of any matter that is material to the business, assets or liabilities of the Company or its Subsidiaries pursuant to which the Company or any of its Subsidiaries will be required to pay consideration in excess of $1,000,000 after the date of this Agreement, or (B) provides for any material injunctive or similar equitable obligations on the Company or any of its Subsidiaries that will remain in effect after the date of this Agreement;

(xi) each Contract that relates to any outstanding commitment for capital or similar expenditures by the Company or its Subsidiaries in excess of $5,000,000 over the life of such Contract;

(xii) each Contract that is for the employment or engagement of any directors, employees or individual independent contractors of the Company or any of its Subsidiaries at annual base compensation in excess of $200,000;

(xiii) each Contract with a Company Affiliated Person;

(xiv) each Collective Bargaining Agreement;

(xv) each Lease and any other Contract relating to Leased Real Property;

(xvi) each material Contract that requires consent from the counterparty or, payments upon a “change in control” (or other similar concepts) of the Company or its Subsidiaries, including in connection with any of the Transactions;

(xvii) each Contract between any Person beneficially owning 5% or more of the outstanding shares of Company Common Stock (or its Affiliates), on the one hand, and the Company or any of its Subsidiaries, on the other hand (other than any Company Plan);

(xviii) each Contract (a) for amounts in excess of $500,000 required to comply with Nuclear Law (other than those with ANI or NEIL); or (b) otherwise entered into with or for the benefit of a Governmental Authority (other than contracts solely for the provision of electricity), including the Company’s Standard Contracts for Spent Fuel Disposal, the NRC Support Agreement, and the agreements governing the Decommissioning Trusts;

(xix) each Contract for the transportation, disposal, storage, recycling, or the arrangement of such activities with respect to Hazardous Materials or Nuclear Materials that would reasonably be expected to result in aggregate payments in excess of $1,000,000 per year;

(xx) each Contract with any Governmental Authority;

(xxi) each Fossil Divestment Agreement; and

(xxii) (A) each Contract, including any pricing schedule, with Major Customers or Major Suppliers, other than purchase orders entered into in the ordinary course of business and issued under a general or master agreement, or (B) any other Contract with any distributor, agent, broker, dealer, sales representative or authorized reseller of the Company Products or Services which (x) cannot by their terms be canceled by the Company or any of its Subsidiaries that is a party thereto without payment or penalty upon notice of sixty (60) days or less and (y) involve payments in excess of $5,000,000 in any twelve (12)-month period.

Each such Contract described in clauses (i) through (xxii) above (whether or not set forth on Section 3.17(a) of the Company Disclosure Schedule and whether or not entered into or modified after the date of this Agreement), is referred to herein as a “Company Material Contract”.

(b) Each Company Material Contract (other than any Company Material Contract that has expired or been terminated in accordance with its terms) is valid, and binding on the Company and any of its Subsidiaries to the extent the Company or such Subsidiary is a party thereto, as applicable, and to the Knowledge of the Company, each other party thereto, and is in full force and effect and enforceable in accordance with its terms (subject to the Bankruptcy and Equity Exception), except where the failure to be valid, binding, enforceable and in full force and effect, would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Each of the Company and its Subsidiaries, and, to the Knowledge of the Company, any other party thereto, has performed all obligations required to be performed by it under each Company Material Contract, except where such noncompliance would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. No event has occurred that, with notice or lapse of time or both, would constitute a breach or default pursuant to any Company Material Contract by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto, except for such breaches and defaults that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. No party to any Company Material Contract has (i) exercised any termination rights with respect thereto, or (ii) given written notice of any material breach with respect to, or intent not to renew, any Company Material Contract, in the case of clauses (i) and (ii) that would, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Prior to the date of this Agreement, the Company has made available to Parent correct and complete copies of all Company Material Contracts as of the date of this Agreement.

(c) Prior to the date of this Agreement, the Company has made available to Parent correct and complete copies of each Fossil Divestment Agreement.

(d) There is no setoff amount, counterclaim, or other circumstance that would diminish or adversely affect the availability of litigation or settlement recoveries from the United States or the Department of Energy in connection with the Standard Contracts for Spent Fuel Disposal applicable to the Nuclear Sites. The Company or one of its Subsidiaries is the sole private party to the Standard Contracts for Spent Fuel Disposal and no other Person has or could reasonably be expected to assert any rights, directly or indirectly, to settlement or litigation proceeds in connection with the Contracts for Standard Spent Fuel Disposal applicable to the Nuclear Sites.

(e) There is no setoff amount, counterclaim, or other circumstance that would diminish or adversely affect the availability of settlement recoveries from the United States or the Department of Energy in connection with the Spent Fuel Settlement Agreement for damages incurred by the Company or one of its Subsidiaries. The Company or one of its Subsidiaries is the sole private party to the Spent Fuel Settlement Agreement and no other Person has or could reasonably be expected to assert any rights, directly or indirectly, to settlement or litigation proceeds in connection with the Spent Fuel Settlement Agreement for damages incurred by one of its Subsidiaries.

Section 3.18 Brokers and Other Advisors. Except for Goldman, Sachs & Co. LLC and RBC Capital Markets, LLC (collectively, the “Brokers”), no broker, investment banker, financial advisor or other Person is, directly or indirectly, entitled or will be entitled to any broker’s, finder’s, agent’s, financial advisor’s or other similar fee, commission or charge (or similar payment) in connection with the Sale Process based upon arrangements made by or on behalf of the Company or any of its Subsidiaries or any of their respective Affiliates.

Section 3.19 Stockholder Approval. The Stockholder Approval is the only vote or approval of the holders of any class or series of capital stock of the Company necessary to adopt this Agreement, and approve and consummate the Transactions under applicable Law, the Company Charter Documents or otherwise.

Section 3.20 Reports. Except for those matters that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (i) since the Lookback Date, the Company has filed or caused to be filed with all Governmental Authorities, including the FERC, the NRC and the U.S. Department of Energy, all forms, statements, reports and documents required to be filed by the Company under any applicable Laws, and (ii) all such filings complied with all applicable Laws in effect on the date each such report was filed.

Section 3.21 Affiliate Transactions. There are no existing Contracts, transactions, Indebtedness or other arrangements, between the Company or any of its Subsidiaries, on the one hand, or any director, officer or Person beneficially owning 2% or more of any class of equity securities of the Company or any of its Subsidiaries or any Affiliate of such Persons (each, a “Company Affiliated Person”), on the other hand. To the Knowledge of the Company, no Company Affiliated Person owns, directly or indirectly, on an individual or joint basis, any interest in property used or held for use by the Company or any of its Subsidiaries.

Section 3.22 Insurance. Except for those matters that, would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (i) the Company and each of its Subsidiaries maintain policies of property insurance, general commercial liability, worker’s compensation, the nuclear liability insurance policy from ANI, the nuclear property insurance policy from NEIL and all other forms of insurance held by the Company and its Subsidiaries on such terms, in such amounts and against such risks as is, in each case, sufficient to comply with applicable Law and any applicable Contract (“Insurance Policies”), (ii) the Insurance Policies are in full force and effect and all premiums with respect thereto that are due and payable have been paid, (iii) no written notice of cancellation, non-renewal, termination, material premium increase, or material alteration of coverage has been received with respect to any Insurance Policy which was not replaced on substantially similar terms prior to the date of such cancellation, and (iv) neither the Company nor any of its Subsidiaries is in material breach of, or material default under, any Insurance Policy. Section 3.22 of the Company Disclosure Schedule lists each Insurance Policy. The Company has made available to Parent a correct and complete copy of each Insurance Policy prior to the date of this Agreement. There are no material pending claims with respect to which an insurer has questioned, denied, or disputed coverage under any of the Insurance Policies.

Section 3.23 NRC Licenses.

Except for those matters that, would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, or to any Nuclear Site owned by the Company and its Subsidiaries:

(a) The Company (or its Subsidiaries) holds all of the licenses, permits and other consents and approvals required from or by the NRC that are applicable to BVPS1, BVPS2, DBNPS and PNPP and are necessary to the Company’s ownership, use and possession of each Nuclear Site (the “NRC Licenses”), in accordance with the requirements of all Nuclear Laws.

(b) With respect to each Nuclear Site (i) the Company (or its Subsidiaries) has not received any written notification from the NRC which remains unresolved that it is in violation of any applicable Laws, the NRC Licenses or any Order of the NRC, (ii) the Company (or its Subsidiaries) is in compliance with all Nuclear Laws and all Orders of the NRC and (iii) there are no Proceedings pending or threatened in writing that would reasonably be expected to be material to any of the NRC Licenses.

(c) All Nuclear Material that was or is located at a Nuclear Site has been properly used, stored, accounted for, transported, or disposed of in accordance with the applicable requirements of Environmental Laws, Environmental Permits, Nuclear Laws, the NRC Licenses and all applicable Orders. To the Knowledge of Company, no claim or condition at off-site locations that have received Nuclear Material from the Nuclear Sites exists that would reasonably be expected to have a Company Material Adverse Effect.

(d) To the Knowledge of Company, all records required to be kept in accordance with Nuclear Laws, the NRC Licenses, and any Orders of the NRC have been kept in conformance with Nuclear Laws, the NRC Licenses and any Orders of the NRC, and such records do not contain any fraudulent or intentionally false or misleading statements or information.

(e) Notwithstanding any other provisions of this Agreement, this Section 3.23 contains the exclusive representations and warranties of the Company concerning the Company NRC Licenses and any permit, certificate, license, consent, approval, exemption, registration or similar authorization issued by the NRC, other than those with respect to the transportation disposal of Nuclear Material in Section 3.23(c). This representation does not address the other Company Permits and the Environmental Permits, which are addressed exclusively in Section 3.8(b) and Section 3.11, respectively.

Section 3.24 Decommissioning Trusts.

Except for those matters that, would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole:

(a) With respect to all periods prior to the Closing Date, the Company maintains a separate Decommissioning Trust for each of BVPS1, BVPS2, DBNPS and PNPP and related ISFSIs (each a “Company Decommissioning Trust” or “Company QDF”). The Company is the sole grantor and beneficiary of each Company Decommissioning Trust. Each Company Decommissioning Trust is a trust, validly existing under applicable state Law, with all requisite authority to conduct its affairs as it now does. Each Company QDF (i) satisfies all requirements necessary for such fund to be treated as a nuclear decommissioning fund as defined in Treasury Regulation §§ 1.468A-1(b)(4) and 1.468A-5 and (ii) has not engaged in any acts of “self-dealing” as defined in Treasury Regulation § 1.468A-5(b)(2). No “excess contribution,” as defined in Treasury Regulation § 1.468A-5(c)(2)(ii) (or any amount treated as an “excess contribution” pursuant to any provision of Treasury Regulation §§ 1.468A-1 through 1.468A-9), has been made to any Company QDF which has not been withdrawn within the period provided under Treasury Regulation § 1.468A-5(c)(2)(i).

(b) The assets of each of the Company QDFs have been and will, through the date of the Closing, be used exclusively to (i) satisfy, in whole or in part, liability for Radiological Decommissioning costs of the applicable Company Nuclear Site, (ii) pay administrative costs and other incidental expenses of the Company QDF, and (iii) make investments, to the extent the assets of the Company QDF were not currently needed to satisfy the purposes in (i) and (ii) above.

(c) The Company has made available to Parent a copy of the Company’s trust agreement for each Company Decommissioning Trust as in effect on the date of this Agreement.

(d) With respect to each Company QDF, the Company has made available to Parent a complete copy of the most recent Section 468A(d) schedule of ruling amounts and/or Section 468A(f) special transfer deductions issued by the IRS for each Company QDF and a complete copy of the corresponding request that was filed with the IRS. Each Company QDF is, and always has been, a “Nuclear Decommissioning Reserve Fund” within the meaning of Section 468A of the Code and regulations promulgated thereunder. Each Company QDF is, and always has been, in compliance with Section 468A of the Code and the regulations promulgated thereunder.

(e) With respect to each Company QDF, there are no requests pending with the IRS regarding a Section 468A(d) schedule of ruling amount, or a Section 468A(f) special transfer deduction.

(f) There are no Liens affecting the assets of any Company Decommissioning Trust. Other than the restrictions applicable to the Company Decommissioning Trusts set forth in the NRC regulations, no Person has asserted jurisdiction over or claimed any interest in a Company Decommissioning Trust or any assets held therein (including a residual interest in or any authority with respect to use or disposition of a Company Decommissioning Trusts or its assets).

(g) With respect to all periods during which each of BVPS1, BVPS2, DBNPS and PNPP has been owned by the Company or its Affiliates, each Company Decommissioning Trust has filed all Tax Returns required to be filed, such Tax Returns are true, correct and complete and all Taxes as shown due thereon have been paid in full. No notice of deficiency or assessment has been received from any taxing authority with respect to any liability for Taxes of any Company Decommissioning Trust which have not been fully paid or finally settled or which are not being contested in good faith through appropriate proceedings.

(h) No claim has been made in writing by a Governmental Authority in a jurisdiction where any Company Decommissioning Trust does not file Tax Returns that such Company Decommissioning Trust is or may be subject to taxation in that jurisdiction.

(i) No Company Decommissioning Trust has participated in a transaction that is described as a “reportable transaction” within the meaning of Treasury Regulation § 1.6011-4(b)(1).

Section 3.25 Government Contracts. With respect to each Government Contract and any proposals or bids submitted for any Government Contract, since the Lookback Date, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (a) none of the Company, any of its Subsidiaries any of their respective Principals (as that term is defined by 48 C.F.R. § 2.101), employees or, to the Knowledge of the Company, other Persons acting on its behalf is or has been suspended or debarred, proposed for debarment or suspension, declared ineligible or determined non-responsive from holding, performing or bidding on any Government Contract, and no Claim regarding suspension, debarment, ineligibility or non-responsibility has been commenced or threatened in writing; (b) no counterparty under a Government Contract has notified in writing (nor to the Knowledge of the Company, orally) the Company or any of its Subsidiaries of any breach or violation of any applicable Law; (c) neither the Company nor any of its Subsidiaries has received any written (nor to the Knowledge of the Company, any oral) notice of termination for default or cause, cure notice, or show cause notice; (d) neither the Company nor any of its Subsidiaries has received any notice of any audits or investigations by any Governmental Authority; I neither the Company nor any of its Subsidiaries has been notified of any other material claim or other material dispute relating to any Government Contract; (f) neither the Company nor any of its Subsidiaries has conducted an internal investigation for which it engaged outside counsel or a forensic accounting firm, nor made any voluntary or mandatory disclosure to any Governmental Authority with respect to any irregularity, misstatement, significant overpayment, or actual, alleged or potential violation of applicable Law; (g) neither the Company nor any of its Subsidiaries has received any civil investigative demands or subpoenas relating to any Government Contract; (h) the Company and its Subsidiaries have complied, in all material respects, with all applicable Laws with respect to Government Contracts and the terms and conditions of (including all representations and certifications relating to) each Government Contract; and (i) neither the Company nor any of its Subsidiaries is required to make or maintain any cost accounting or any pricing disclosure or guarantee, or to maintain any facility security clearance, accounting or property system, or performance or surety bond related to any Government Contract.

Section 3.26 Solvency. The Company is not entering into this Agreement with the intent to hinder, delay or defraud either present or future creditors of the Company or any of its Subsidiaries. As of immediately prior to the Effective Time, the Company and its Subsidiaries, taken as a whole, will be Solvent.

Section 3.27 Foreign Person Status and Ownership and Control. The Company is not a “foreign person” as such term is defined in 31 C.F.R. § 800.224. The consummation of the Transactions will not result in foreign control (as defined in 31 C.F.R. § 800.208) of JV Co, and does not constitute direct or indirect investment in JV Co by any foreign person that affords the foreign person with any of the access, rights or involvement contemplated under 31 C.F.R. § 800.211(b). The Company conforms to the restrictions on foreign ownership, control or domination contained in Sections 103d and 104d of the Atomic Energy Act, as applicable, and the NRC’s regulations in 10 C.F.R. § 50.38.

Section 3.28 Exchange Act. The Company is not, and has not been since the Lookback Date been, required to file reports under Section 13(a) or Section 15(d) of the Exchange Act. At all times since the Lookback Date, the Company has not had any class of equity securities that is “held of record” (as defined in Rule 12g5-1 under the Exchange Act) by more than three hundred (300) persons.

Section 3.29 Opinion of Financial Advisor. The Company Board has received an opinion from each of Goldman, Sachs & Co. LLC and RBC Capital Markets, LLC, to the effect that, on the date of such opinions, and based upon and subject to the qualifications, assumptions and limitations set forth therein, the Merger Consideration (as defined therein) to be received by the Company’s stockholders (excluding the Rollover Stockholders) pursuant to this Agreement is fair from a financial point of view to the Company’s stockholders (excluding the Rollover Stockholders), and such opinions have not been withdrawn, revoked, or modified. The Company will make copies of such opinions available to Parent, solely for informational purposes and on a non-reliance basis, promptly following the date of this Agreement and it is agreed and understood that such opinions may not be relied on by Parent or Merger Sub or any director, officer, employee or Affiliate of Parent or Merger Sub.

Section 3.30 Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans.

(a) The Company is not relying and the Company Sub has not relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied (including as to completeness or accuracy), except for the representations and warranties by Parent and Merger Sub in Article IV, including the Parent Disclosure Schedule, and the certificate delivered pursuant to Section 6.3(d) of this Agreement. Such representations and warranties by Parent and Merger Sub constitute the sole and exclusive representations and warranties of Parent and Merger Sub in connection with the Transactions, and the Company understands, acknowledges and agrees that all other representations and warranties of any kind or nature whether express, implied or statutory (including as to completeness or accuracy) are specifically disclaimed by Parent and Merger Sub.

(b) In connection with the due diligence investigation of Parent and its Affiliates by the Company and its Affiliates, stockholders, agents or Representatives, the Company and its Affiliates, stockholders, agents and Representatives have received and may continue to receive after the date of this Agreement from Parent and its Affiliates, stockholders, agents and Representatives certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding Parent and its businesses and operations. The Company hereby acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, and that the Company will have no claim against Parent, or any of its Affiliates, stockholders, agents or Representatives, or any other Person with respect thereto unless any such information is expressly addressed in a representation or warranty by Parent and Merger Sub contained in ARTICLE IV of this Agreement. Accordingly, the Company hereby acknowledges and agrees that neither Parent nor any of its Affiliates, stockholders, agents or Representatives, nor any other Person, has made or is making any express or implied representation or warranty (including as to completeness or accuracy) with respect to such estimates, projections, forecasts, forward-looking statements or business plans unless any such information is expressly addressed in a representation or warranty by Parent and Merger Sub contained in ARTICLE IV of this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent represents and warrants to the Company, on the date hereof, that, except (x) as disclosed in any Vandalia SEC Document filed after January 1, 2021 and prior to the date of this Agreement (including the exhibits and schedules thereto, but excluding (i) any forward-looking disclosures set forth in any “risk factors” section, (ii) any disclosures in any “forward-looking statements” section and (iii) any other statements that are similarly predictive, cautionary or forward-looking in nature, in each case, other than historical facts included therein); it being understood that nothing disclosed in any Vandalia SEC Document shall be deemed to be a qualification of or modification to the representations and warranties in Section 4.1, Section 4.2(a), Section 4.5 or Section 4.6 or (y) as set forth in the Parent Disclosure Schedule (it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Schedule will be deemed to apply to all other sections or subsections of this ARTICLE IV to which the relevance of such item is reasonably apparent on its face):

Section 4.1 Organization, Standing and Corporate Power. Parent is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware. Parent has all requisite limited liability company power and authority necessary to own or lease all its properties and assets and to carry on its business as it is now being conducted. Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority necessary to own or lease all its properties and assets and to carry on its businesses as now being conducted. JV Co is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite limited liability company power and authority necessary to own or lease all its properties and assets and to carry on its businesses as now being conducted. Each of Parent, Merger Sub, and JV Co is duly qualified to do business and each is in good standing (with respect to jurisdictions that recognize the concept of good standing) in each other jurisdiction in which the nature of the business conducted by it or the character or location of such properties and assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 4.2 Authority; Noncontravention.

(a) Each of Parent and Merger Sub has all necessary limited liability company and corporate, respectively, power and authority to execute and deliver this Agreement, to perform their respective obligations hereunder and to consummate the Transactions. The execution and delivery of and performance by Parent and Merger Sub under this Agreement, and the consummation by Parent and Merger Sub of the Transactions, have been duly authorized and approved by all necessary limited liability company and corporate action by Parent and Merger Sub, respectively, and no other limited liability company or corporate action on the part of Parent and Merger Sub, respectively, is necessary to authorize the execution and delivery of and performance by Parent and Merger Sub under this Agreement, subject only to the adoption and approval of this Agreement by the managing member of Merger Sub, which will occur immediately following the execution of this Agreement, and the consummation by them of the Transactions. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, except to the extent that such enforceability is subject to the Bankruptcy and Equity Exception. No vote or approval of the holders of any class or series of equity interests of Parent is necessary to adopt this Agreement, and approve and consummate the Transactions.

(b) Neither the execution and delivery of this Agreement by Parent and Merger Sub, nor the consummation by Parent or Merger Sub of the Transactions, nor compliance by Parent or Merger Sub with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the organizational documents of Parent or Merger Sub, in each case as amended to the date of this Agreement, (ii) assuming that each of the consents, authorizations and approvals referred to in Section 4.3 and each of the filings or notices referred to in Section 4.3 are made and any applicable waiting periods referred to therein have expired, conflict with or violate any Law or Order applicable to Parent or any of its Subsidiaries or by which Parent or any of its Subsidiaries or its or their properties or assets are bound, (iii) result in any violation or breach of, or constitute a default (with or without notice or lapse of time, or both) under, require any consent of any Person pursuant to, materially and adversely alter the rights or obligations of Parent or any of its Subsidiaries under or give rise to any right of termination, amendment, acceleration or cancellation of, any Vandalia Zero Business Material Contract, or any permit, or result in the creation of a Lien upon any of the properties or assets of Parent or any of its Subsidiaries, other than, in the case of clauses (ii) and (iii), as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, or (iv) create or give rise to any Lien on the equity interests in the Company or any of its Subsidiaries.

Section 4.3 Governmental Approvals. Except for (a) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (b) the Regulatory Approvals and (c) any filings or notifications required under the Exchange Act and the New York Stock Exchange, no consents or approvals of, or filings, declarations or registrations with, or notifications to, any Governmental Authority are necessary for the execution and delivery of this Agreement by Parent and Merger Sub and the performance by Parent and Merger Sub of their obligations pursuant to this Agreement and the consummation by Parent and Merger Sub of the Transactions, other than such consents or approvals of, or filings, declarations or registrations with, or notifications to that if not made or obtained would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.    As of the date of this Agreement, no transaction is pending by Parent or any of its Affiliates, that (a) would reasonably be expected to prevent or delay, in any material respect, (a) the Regulatory Approvals or (b) would cause a Governmental Authority to seek to prohibit or materially delay consummation or impose conditions to the Transaction.

Section 4.4 Legal Proceedings; Compliance with Laws.

(a) Except as disclosed in Section 4.4(a) of the Parent Disclosure Schedule, there are no (a) Proceedings pending or, to the Knowledge of Parent, threatened against Parent, Merger Sub or any of the Vandalia Zero Entities or (b) Orders with outstanding obligations on Parent, Merger Sub or any of the Vandalia Zero Entities to which Parent, Merger Sub or any of the Vandalia Zero Entities is a party or to which Parent’s, Merger Sub’s or any of the Vandalia Zero Entities’ respective assets or properties are subject, except, in each case, as would not, individually or in the aggregate, reasonably be expected to be material to the Vandalia Zero Entities, taken as a whole. Since the Lookback Date, none of Merger Sub or any of the Vandalia Zero Entities is in default or violation of any applicable Law, except for any such defaults or violations that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b) Except for those matters that, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (i) to the Knowledge of Parent, each of the Vandalia Zero Entities is, and has been at all times over the past five years, in compliance with (A) the United States Foreign Corrupt Practices Act of 1977, the UK Bribery Act of 2010 and all similar applicable Laws relating to anti-corruption, (B) all Customs and International Trade Laws; (C) all applicable Laws relating to money laundering and (D) all Sanctions Laws, (ii) the Vandalia Zero Entities maintain internal controls, policies, procedures, processes and systems that are reasonably designed to ensure compliance with the applicable Laws described in clause (i), (iii) to the Knowledge of Parent, no employee, representative, consultant, supplier, distributor or agent of the Vandalia Zero Entities has violated any of the applicable Laws described in clause (i) and (iv) none of the Vandalia Zero Entities has been a Sanctioned Person at any time and, to the Knowledge of Parent, no officer, employee, director or agent of the Vandalia Zero Entities is a Sanctioned Person, or has been a Sanctioned Person at any time since the date of this Agreement.

(c) Except as disclosed in Schedule 4.4(c) of the Parent Disclosure Schedule, the Vandalia Zero Entities are in possession of or be entitled to use (pursuant to the Vandalia Intercompany Agreements, or otherwise) all Vandalia Zero Business Permits, except where the failure to have any such Vandalia Zero Business Permit has not had and would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. All Vandalia Zero Business Permits are valid and in full force and effect, no default (with or without notice or lapse of time or both) has occurred under any such Vandalia Zero Business Permit, and no suspension, revocation, cancellation or adverse modification of such Vandalia Zero Business Permits is pending or, to the Knowledge of Parent, threatened in writing, except where the failure to be in full force and effect, default, suspension, revocation, cancellation or adverse modification has not had and would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Each of the Vandalia Zero Entities are and have been in compliance with the terms and requirements of such Vandalia Zero Business Permits, except where the failure to be in compliance has not had and would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(d) The FCC Licenses held by the Vandalia Zero Entities are set forth on Section 4.4(d) of the Parent Disclosure Schedule. Except for those matters that, would not, individually or in the aggregate, reasonably be expected to be material to the Vandalia Zero Entities, taken as a whole, (i) no FCC License held by the Vandalia Zero Entities is subject to (A) any conditions or requirements that have not been imposed generally upon licenses in the same service or (B) any pending regulatory proceeding or judicial review, (ii) to the Knowledge of Parent, there has been no event, condition or circumstance that would preclude any FCC License held by the Vandalia Zero Entities from being renewed in the ordinary course (to the extent that such FCC License is renewable by its terms) and (iii) each of the Vandalia Zero Entities is in compliance with each FCC License held by it and has fulfilled and performed all of its obligations with respect thereto, including all reports, notifications and applications required by the rules, regulations, policies, instructions and orders of the FCC, and the payment of all regulatory fees and contributions.

Section 4.5 Brokers and Other Advisors. Except for Citigroup Global Markets Inc., no broker, investment banker, financial advisor or other Person is, directly or indirectly, entitled or will be entitled to any broker’s, finder’s, agent’s, financial advisor’s or other similar fee, commission or charge in connection with the Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.

Section 4.6 Subsidiaries.

(a) As of the date hereof, Vandalia Zero Sub owns beneficially and of record all the outstanding capital stock of Merger Sub.

(b) As of immediately prior to the Effective Time and after giving effect to the VZ Contribution, (i) Parent will own beneficially and of record all the outstanding equity interests of Vistra Asset Company LLC, (ii) Vistra Asset Company LLC will own beneficially and of record all of the outstanding capital stock of Vandalia JV Holdings, (iii) Vandalia JV Holdings will own beneficially and of record all the outstanding capital stock of JV Co, (iv) JV Co will own beneficially and of record all the outstanding equity interests of JV HoldCo, (v) JV HoldCo will own beneficially and of record all the outstanding equity interests of Vandalia Zero Sub, and (vi) Vandalia Zero Sub will own beneficially and of record all the outstanding capital stock of Merger Sub.

(c) Each of Merger Sub, Vandalia JV Holdings, JV HoldCo and JV Co (i) will be formed prior to the Effective Time solely for the purpose of engaging in the Transactions, and (ii) has and prior to the Closing will engage in no other business activities and conduct its operations only as contemplated hereby (including the VZ Contribution) and as incidental to the Transactions.

Section 4.7 Financing. Parent has delivered to the Company true, correct and complete copies of an executed debt commitment letter dated as of the date of this Agreement, among Parent and the Debt Financing Sources party thereto (such commitment letter, together with all exhibits, schedules and annexes thereto, collectively, the “Commitment Letter”), pursuant to which the Debt Financing Sources party thereto have committed, subject to the terms and conditions therein, to provide, or cause to be provided, the amounts set forth therein for the purpose of financing, in part, the Transactions (the “Debt Financing”), and the executed fee letters dated as of the date of this Agreement (collectively, the “Fee Letter” and, collectively with the Commitment Letter, the “Debt Commitment Letters”) (which Fee Letter may be redacted to remove the fee amounts, pricing caps and other economic and expense terms, including “flex” terms (none of which redacted provisions would adversely affect the amount, conditionality or availability of the Debt Financing)). As of the date of this Agreement, the Debt Commitment Letters have not been amended, restated, supplemented, replaced or modified, none of the provisions of the Debt Commitment Letters have been waived, and the commitments contained in the Commitment Letter have not been withdrawn, terminated or rescinded in any respect. As of the date of this Agreement, no amendment, modification, supplement or replacement of or to the Debt Commitment Letters, nor any waiver thereunder, that would adversely impact or delay the ability of Parent or Merger Sub to consummate the Transactions is pending or contemplated by Parent or Merger Sub or their respective Affiliates or, to the Knowledge of Parent, any other parties thereto (other than, for the avoidance of doubt, to (1) add or replace lenders, financial institutions, lead arrangers, bookrunners or other similar entities in a manner contemplated by the Commitment Letter, which may result in the termination of the commitments thereunder to provide the TLB Refinancing Bridge Facility (as defined in the Debt Commitment Letter) and/or the Refinancing Commodity-Linked Revolving Credit Facility (as defined in the Debt Commitment Letter) and/or (2) replace all or a portion of the commitments under the Commitment Letter with permanent financing and/or commitments therefore meeting the requirements of Section 5.14(b)). Parent or Merger Sub has fully paid or caused to be fully paid (or, concurrently with the execution of this Agreement on the date hereof, will pay) any and all commitment fees or other fees required to be paid in connection with the Debt Commitment Letters that are payable on or prior to the date of this Agreement pursuant to the terms of the Debt Commitment Letters. At the Closing, assuming the Debt Financing is fully funded in accordance with the Debt Commitment Letters, the aggregate net proceeds (after netting out original issue discount and similar premiums and charges after giving effect to the maximum amount of flex (including original issue discount flex) provided under the Debt Commitment Letters) committed to be delivered pursuant to the Commitment Letter, will provide sufficient funds (when taken together with any cash available for use on Parent’s balance sheet and any other sources of capital available to Parent for such purpose) required for consummation of the Transactions on the Closing Date in accordance with this Agreement, including (i) the payment of the cash portion of the Merger Consideration, (ii) the repayment of any Indebtedness of the Company or its Subsidiaries required by its terms and expressly contemplated by this Agreement or the Commitment Letter, to be repaid or refinanced on the Closing Date and (iii) the payment of any fees and expenses of or payable by Parent, Merger Sub or the Surviving Corporation or its Subsidiaries in connection with the Transactions, including the Debt Financing (collectively, the “Required Amount”). As of the date of this Agreement, the Debt Commitment Letters (A) are valid and binding obligations of Parent and Merger Sub and, to the Knowledge of Parent, each of the other parties thereto and (B) are in full force and effect, in each case, subject to the Bankruptcy and Equity Exception. As of the date of this Agreement, (1) there is no default or breach under the Debt Commitment Letters by Parent or Merger Sub or any of their respective Affiliates, or, to the Knowledge of Parent, any other parties thereto, and (2) no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute (x) a default or breach on the part of Parent or Merger Sub, any of their respective Affiliates or, to the Knowledge of Parent, any other parties thereto, under the Debt Commitment Letters, or (y) to the Knowledge of Parent (and assuming the accuracy of Company’s representations and warranties set forth in this Agreement and performance by the Company of its obligations hereunder and the satisfaction of the conditions set forth in Section 6.1 and Section 6.2) a failure of any condition to the Debt Financing. As of the date of this Agreement, Parent has no Knowledge of any facts or circumstances or any reason to believe that any facts or circumstances exist that, assuming the accuracy of Company’s representations and warranties set forth in this Agreement and performance by the Company of its obligations hereunder and the satisfaction of the conditions set forth in Section 6.1 and Section 6.2, would be reasonably likely to result in any of the conditions set forth in the Commitment Letter not being satisfied or the availability or initial funding of the Debt Financing contemplated in the Commitment Letter not being made available on the Closing Date. As of the date of this Agreement, the Debt Commitment Letters are not subject to any conditions precedent to the obligations of the parties thereunder (including pursuant to any flex provisions in the Fee Letter or otherwise) to make the full amount of the Debt Financing available at the Closing, or any contingencies that would permit the parties thereto to reduce the amount of the Debt Financing, other than, in each case, as expressly set forth therein. As of the date of this Agreement, there are no side letters, arrangements or other Contracts to which Parent, Merger Sub or any of their respective Affiliates is a party (other than customary engagement letters) (x) which are related to the funding of the full amount of the Debt Financing, other than as expressly set forth in the Debt Commitment Letters, (y) that would reasonably be expected to adversely affect the timing of Closing, other than as expressly set forth in the Debt Commitment Letters, or (z) that impose conditions to, affect the availability or enforceability of or modify, amend or expand the conditions to the funding of the Debt Financing, other than, in each case, as expressly set forth in the Debt Commitment Letters.

Section 4.8 Solvency. None of Parent or Merger Sub is entering into this Agreement with the intent to hinder, delay or defraud either present or future creditors of Parent or Merger Sub. Assuming (i) the accuracy of the representations and warranties of the Company made in this Agreement and any certificate delivered by the Company in connection herewith (disregarding any references to “Knowledge of the Company,” “Company Material Adverse Effect,” “materiality” or similar qualifications contained in such representations), (ii) that the financial information for, and the projections of, the Company and its Subsidiaries that have been made available to Parent are accurate and complete and have been prepared in good faith based upon assumptions that were and continue to be reasonable as of the Effective Time, and (iii) that each of the Company and its Subsidiaries are Solvent immediately prior to the Effective Time, then immediately after the Effective Time, Parent will be Solvent.

Section 4.9 Ownership of Shares. Prior to the Effective Time, none of Parent, Merger Sub or any of their Subsidiaries owns any capital stock of the Company.

Section 4.10 Foreign Person Status and Ownership and Control. Parent is not a “foreign person” as such term is defined in 31 C.F.R. § 800.224. The consummation of the Transactions (other than the issuance of the direct or indirect equity interests of JV Co to the Rollover Stockholders) will not result in foreign control (as defined in 31 C.F.R. § 800.208) of the Company, and does not constitute direct or indirect investment in the Company by any foreign person that affords the foreign person with any of the access, rights or involvement contemplated under 31 C.F.R. § 800.211(b). Without giving effect to the issuance of the direct or indirect equity interests of JV Co to the Rollover Stockholders, Parent conforms to the restrictions on foreign ownership, control or domination contained in Sections 103d and 104d of the Atomic Energy Act, as applicable, and the NRC’s regulations in 10 C.F.R. § 50.38.

Section 4.11 Status under FPA and PUHCA.

(a) Neither Parent nor Merger Sub is a “public utility” under the FPA. Parent is not a “holding company” under PUHCA, except with respect to one or more “public-utility companies” within the United States, each of which is an Exempt Wholesale Generator or a QF.

(b) Neither Parent nor any of its Affiliates operating within PJM is subject to regulation as a public utility or public service company, electric utility, or similar designation, by any “state commission” as defined in 18 C.F.R. § 1.101(k). Section 4.11 of the Parent Disclosure Schedule sets forth a true and complete list of (a) generation capacity of any Person that is an “affiliate” (as defined in 18 C.F.R. § 35.36(a)(9)) of Parent, where (i) such generation capacity is located within the footprint of PJM, (ii) such generation capacity is located within one wheel of any zones within PJM or (iii) such Person is qualified to bid in any PJM Auction, (b) any transmission facilities of any Person that is an “affiliate” (as defined in 18 C.F.R. § 35.36(a)(9)) of Parent, located in or interconnected to the PJM market, except for generator interconnection facilities necessary to interconnect the relevant generation capacity to the transmission system, and (c) inputs to electricity products or inputs to electric power production (as defined in 18 C.F.R. §§ 33.4 and 35.36) of any Person that is an “affiliate” (as defined in 18 C.F.R. § 35.36(a)(9)) of Parent.

(c) Each Vandalia Zero Entity that is a “public utility” under the FPA has either (a) market-based rate authorization pursuant to Section 205 of the FPA to make sales of electric capacity and energy and specified ancillary services at market-based rates, with all waivers of regulations and blanket authorizations as are customarily granted by FERC to entities with market-based rate authorization, including blanket authorization to issue securities and assume liabilities pursuant to Section 204 of the FPA, which market-based rate authorization is in full force and effect, and has complied in all material respects with all applicable FERC rules and reporting obligations or (b) the exemption from regulation under the FPA provided by 18 C.F.R. § 292.601(c), including the exemption from Sections 205 and 206 of the FPA provided by 18 C.F.R. § 292.601(c)(1).

(d) Each Vandalia Zero Entity is either not a public-utility company under PUHCA or is an Exempt Wholesale Generator or a QF holding the exemption from regulation under PUHCA provided by 18 C.F.R. § 292.602(b).

(e) No Vandalia Zero Entity has received any notice from any Governmental Authority alleging any violation of any Law with respect to its authorization to make sales of electric capacity, energy and ancillary services at market-based rates pursuant to Section 205 of the FPA or status as an Exempt Wholesale Generator or QF. Each applicable Vandalia Zero Entity is in material compliance with all applicable electric reliability requirements under Section 215 of the FPA.

Section 4.12 Absence of Certain Arrangements. Other than this Agreement, the Rollover Agreements and the Support Agreements, as of the date of this Agreement, there are no Contracts or agreements, arrangements or understandings (whether written, oral or otherwise) among Parent, Merger Sub or any of their respective Affiliates (or any other Person on behalf of Parent, Merger Sub or any of their respective Affiliates), on the one hand, and any member of the Company’s management or the Company Board, on the other hand, relating in any way to the Company (including relating to compensation and retention of the Company’s management), the Transactions or the operations of the Company or any of its Subsidiaries or, following the Effective Time, the Surviving Corporation or any of its Subsidiaries. Other than this Agreement, the Rollover Agreements and the Support Agreements, neither Parent nor any of its Affiliates (including Merger Sub) has entered into any Contract or other agreement, arrangement or understanding (whether written, oral or otherwise), or authorized, committed or agreed to enter into any Contract or other agreement, arrangement or understanding (whether written, oral or otherwise), pursuant to which any stockholder of the Company would be entitled to receive value or consideration of a different amount or nature than the Merger Consideration or pursuant to which any stockholder of the Company (i) has agreed to vote its shares of Company Common Stock in favor of the Merger or (ii) has agreed to vote against or otherwise oppose any Superior Proposal.

Section 4.13 Environmental Matters.

(a) Each of the Vandalia Zero Entities is, and since the Lookback Date has been, in compliance with all applicable Environmental Laws, including with respect to maintaining and complying with all Vandalia Zero Business Permits required by Environmental Laws for the conduct of its businesses as they are now being conducted (“Vandalia Zero Business Environmental Permits”), except where the failure to comply or maintain would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b) With respect to the Vandalia Zero Entities, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (i) there is no Proceeding before any Governmental Authority alleging a violation of, or liability under, Environmental Laws that is pending or, to the Knowledge of Parent, threatened against any Vandalia Zero Entity, (ii) there is no Order imposed by any Governmental Authority upon any Vandalia Zero Entity relating to any alleged violation by the Vandalia Zero Entities of, or liability of the Vandalia Zero Entities under, Environmental Laws or Vandalia Zero Environmental Permits, (iii) none of the Vandalia Zero Entities nor, to the Knowledge of Parent, have any third parties received any written notice or communication alleging a violation of, or liability by any of the Vandalia Zero Entities under, Environmental Laws or Vandalia Zero Business Environmental Permits, including with respect to the Release or threat of Release of any Hazardous Materials at any real property currently or formerly leased, sub-leased or operated or currently or formerly owned by the Vandalia Zero Entities, or, to the Knowledge of Parent, at any other location where Hazardous Materials generated by the Company or any of its Subsidiaries have been transported to, sent, placed or disposed of, the subject matter of which notice or communication remains pending and unresolved and (iv) none of the Vandalia Zero Entities has retained, assumed or is obligated to indemnify any third party by Contract or operation of law the liability or obligation of any other Person pursuant to Environmental Laws.

(c) Parent has made available for review to the Company copies of all material, non-routine environmental reports of assessments, audits and investigations in the Parent’s or Vandalia Zero Entities’ possession or reasonable control with respect to the Vandalia Zero Business or the Vandalia Zero Business Real Property.

(d) After giving effect to the Contribution, the Vandalia Zero Entities are neither currently nor formerly in the chain of title of any real property where, to the Knowledge of Parent, coal combustion residuals were disposed of.

Section 4.14 Intellectual Property.

(a) Section 4.14(a) of the Parent Disclosure Schedule sets forth a true and complete list, as of the date of this Agreement, of all Vandalia Zero Business Registered Intellectual Property. To the Knowledge of Parent, the Vandalia Zero Business Registered Intellectual Property is valid, subsisting and enforceable. The Vandalia Zero Business Intellectual Property is owned exclusively by the Vandalia Zero Entities free and clear of all Liens, other than Vandalia Zero Business IP Agreements and Permitted Liens.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect (i) to the Knowledge of Parent, the conduct of the business of the Vandalia Zero Entities as currently conducted does not infringe, misappropriate or otherwise violate, and since the Lookback Date has not infringed, misappropriated or otherwise violated, any other Person’s Intellectual Property, (ii) there is no claim of such infringement, misappropriation or other violation pending or, to the Knowledge of Parent, threatened in writing against any the Vandalia Zero Entity, (iii) to the Knowledge of Parent, no Person is infringing, misappropriating or otherwise violating any Vandalia Zero Intellectual Property, (iv) no claims of Intellectual Property infringement, misappropriation or other violation are pending or, to the Knowledge of Parent, threatened in writing against any Person by a Vandalia Zero Entity, and (v) the Vandalia Zero Entities have taken commercially reasonable steps to protect the trade secrets and confidential information used or held for use in the businesses of the Vandalia Zero Entities. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, the Vandalia Zero Entities own or have a license, subscription or other valid right to use all Intellectual Property used by them in the conduct of their business in the ordinary course.

(c) Except as have not had or would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, a Vandalia Zero Entity owns or has the right to use all material Intellectual Property necessary to operate and maintain the Vandalia Zero Business and all related equipment.

(d) Except as has not had and would not reasonably be expected to have a Parent Material Adverse Effect, to the Knowledge of Parent, (i) the Vandalia Zero Entities have maintained commercially reasonable practices to protect the confidentiality of the Vandalia Zero Entities’ trade secrets and other material confidential information, (ii) all employees, contractors and other Persons who have created or developed material Intellectual Property that is owned by or purported to be owned by a Vandalia Zero Entity have executed written agreements assigning ownership of such Intellectual Property to a Vandalia Zero Entity, to the extent ownership of such Intellectual Property is not vested in a Vandalia Zero Entity by operation of Law.

(e) Except as has not had and would not reasonably be expected to have a Parent Material Adverse Effect, to the Knowledge of Parent, (i) the Vandalia Zero Entities have adopted and are, and since the Lookback Date have been, in compliance with all contractual obligations and policies and procedures that apply to the Vandalia Zero Entities with respect to privacy, data protection, breach notification and data security, and the collection, storage, disposal, transfer, use and other processing of Personal Information, (ii) since the Lookback Date, there has been no Security Incident of any Personal Information or any other data or information maintained, collected, stored, disposed of or processed by or on behalf of the Vandalia Zero Entities that triggered notification obligations to any Person, (iii) the Vandalia Zero Entities are, and since the Lookback Date have been, in material compliance with all Privacy Laws and Privacy Obligations, and, to the extent applicable, the PCI Security Standards Council’s Payment Card Industry Data Security Standard (PCI-DSS), (vi) the Vandalia Zero Entities have, and require third parties processing data on their behalf to have, commercially reasonable physical, technical, organizational and administrative security measures and policies in place to prevent Security Incidents, and (v) since the Lookback Date, no Proceeding has been filed or commenced against a Vandalia Zero Entity nor, to the Knowledge of Parent, threatened in writing against a Vandalia Zero Entity, relating to any Security Incident or Privacy Obligations, and no Vandalia Zero Entity has incurred any material liabilities related to any Security Incident or Privacy Obligations.

(f) Except as has not had and would not reasonably be expected to have a Parent Material Adverse Effect, to the Knowledge of Parent, (i) all software, communications devices, computer systems, servers, network equipment, point of sale systems, and other electronic hardware used, owned by any of the Vandalia Zero Entities, or leased or licensed by any of the Vandalia Zero Entities (collectively, the “Vandalia IT Systems”) are adequate and sufficient (including with respect to working condition and capacity) for the operations of the Vandalia Zero Entities, as applicable, as currently conducted, (ii) the Vandalia Zero Entities have taken commercially reasonable measures to preserve and maintain the performance, security and integrity of the Vandalia IT Systems (and all software, information or data stored thereon) and (iii) since the Lookback Date, there has been no failure with respect to any Vandalia IT Systems.

Section 4.15 Property. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, each applicable Vandalia Zero Entity, as applicable, has (or will have as of the Closing) valid leasehold title in and to all the real property leased or subleased by it as lessee or sublessee (the “Vandalia Zero Business Leased Real Property”, and the Contracts pursuant to which the Vandalia Zero Business Leased Real Property is leased or subleased by any Vandalia Zero Entity, the “Vandalia Zero Business Leases”), free and clear of all Liens (except in all cases for Permitted Liens). Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect and except as may be limited by the Bankruptcy and Equity Exception, all Vandalia Zero Business Leases are (or as of the Closing will be) valid and in full force and effect against each applicable Vandalia Zero Entity, and, to Parent’s Knowledge, the counterparties thereto, in accordance with their respective terms, and there is not, under any of such Vandalia Zero Business Leases, any existing default by the applicable Vandalia Zero Entity party thereto or, to Parent’s Knowledge, the counterparties thereto. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect and except as set forth on Section 4.15 of the Parent Disclosure Schedule, each applicable Vandalia Zero Entity has good and valid fee simple title in and to all real property owned in fee by it (the “Vandalia Zero Business Owned Real Property” and, together with the Vandalia Zero Business Leased Real Property, the “Vandalia Zero Business Real Property”), free and clear of all Liens, except Permitted Liens. Except for Permitted Liens or as set forth on Section 4.15 of the Parent Disclosure Schedule, no Vandalia Zero Entity has leased or otherwise granted to any Person the right to use or occupy the Vandalia Zero Business Real Property. There is no pending, or to Parent’s Knowledge threatened in writing, condemnation, eminent domain or similar proceeding affecting any of the Vandalia Zero Business Real Property, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 4.16 Contracts.

(a) Section 4.16(a) of the Parent Disclosure Schedule sets forth a true and complete list, as of the date of this Agreement, of the following Contracts:

(i) each Contract to which a Vandalia Zero Entity is a party that restricts in any material respect the ability of the Vandalia Zero Entities, taken as a whole, to engage in or compete in any business or with any Person in any geographical area;

(ii) each Contract creating, guaranteeing or securing outstanding Indebtedness of any Vandalia Zero Entity in excess of $50,000,000 (other than Indebtedness in the ordinary course of business or between any Vandalia Zero Entities, on the one hand, and Parent or any Subsidiary of Parent);

(iii) each Contract to which any Vandalia Zero Entity is a party with respect to any partnerships, joint ventures or similar arrangements with third parties (other than Parent or any of its Subsidiaries), in each case that are material to the Vandalia Zero Entities taken as a whole;

(iv) each Contract to which any Vandalia Zero Entity is a party for (A) the acquisition of assets (other than in the ordinary course of business) or capital stock or other securities (by merger, capital contribution or otherwise) of any Person (other than Parent or any of its Subsidiaries) with a total consideration of more than $10,000,000 in the aggregate during any calendar year after the date of this Agreement, or (B) the disposition (except in the ordinary course of business or with Parent or any of its Subsidiaries) after the date of this Agreement, directly or indirectly, of assets of the Vandalia Zero Entities with a total consideration of more than $10,000,000 in the aggregate during any calendar year or any capital stock or other securities (by merger, capital contribution or otherwise) of the Vandalia Zero Entities;

(v) any Contract to which any Vandalia Zero Entity is a party that is not entered into in the ordinary course of business and that requires any Vandalia Zero Entity to make any advance, loan or commitment therefor or provide any credit support for or any capital contribution to, or other investment in, any Person (other than Parent or any of its Subsidiaries) in excess of $10,000,000; and

(vi) each Contract that is a settlement or similar agreement with any Governmental Authority or other Person in respect of any matter that is material to the business, assets or liabilities of any Vandalia Zero Entity pursuant to which a Vandalia Zero Entity will be required to pay consideration in excess of $10,000,000 after the date of this Agreement.

Each such Contract described in clauses (i) through (vi) above, is referred to herein as a “Vandalia Zero Business Material Contract”.

(b) Each Vandalia Zero Business Material Contract (other than any Vandalia Zero Business Material Contract that has expired or been terminated in accordance with its terms not in violation of this Agreement) is valid, and binding on a Vandalia Zero Entity, as applicable, and to the Knowledge of Parent, each other party thereto, and is in full force and effect and enforceable in accordance with its terms (subject to the Bankruptcy and Equity Exception), except where the failure to be valid, binding, enforceable and in full force and effect, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Each Vandalia Zero Entity, and, to the Knowledge of Parent, any other party thereto, has performed all obligations required to be performed by it under each Vandalia Zero Business Material Contract, except where such noncompliance would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. No event has occurred that, with notice or lapse of time or both, would constitute a breach or default pursuant to any Vandalia Zero Business Material Contract by any Vandalia Zero Entity or, to the Knowledge of Parent, any other party thereto, except for such breaches and defaults that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(c) There is no setoff amount, counterclaim, or other circumstance that would diminish or adversely affect the availability of litigation or settlement recoveries from the United States or the Department of Energy in connection with the Standard Contract for Spent Fuel Disposal maintained by Comanche Peak Power Company LLC applicable to CPNPP except as would not be material to Parent and its Subsidiaries, taken as a whole. Comanche Peak Power Company LLC is the sole private party to the Standard Contract for Spent Fuel Disposal applicable to CPNPP no other Person has or could reasonably be expected to assert any rights, directly or indirectly, to settlement or litigation proceeds in connection with the Standard Contract for Spent Fuel Disposal at CPNPP except as would not be material to Parent and its Subsidiaries, taken as a whole.

(d) There is no setoff amount, counterclaim, or other circumstance that would diminish or adversely affect the availability of settlement recoveries from the United States or the Department of Energy in connection with the Spent Fuel Settlement Agreement applicable to damages incurred by Comanche Peak Power Company LLC except as would not be material to Parent and its Subsidiaries, taken as a whole. Comanche Peak Power Company LLC is the sole private party to the Spent Fuel Settlement Agreement and no other Person has or could reasonably be expected to assert any rights, directly or indirectly, to settlement or litigation proceeds in connection with the Spent Fuel Settlement Agreement applicable to damages incurred by Comanche Peak Power Company LLC except as would not be material to Parent and its Subsidiaries, taken as a whole.

Section 4.17 Tax Matters. Except for those matters that would not, individually or in the aggregate, reasonably be expected to be material to the Vandalia Zero Entities and the Vandalia Zero Business, taken as a whole: (a) all Tax Returns required to be filed by or with respect to a Vandalia Zero Entity or with respect to the Vandalia Zero Business have been timely filed, and all such filed Tax Returns are correct and complete, (b) all Taxes required to be paid with respect to such Tax Returns (whether or not shown to be due on any such Tax Return) with respect to a Vandalia Zero Entity or the Vandalia Zero Business have been timely paid (taking into account any extension of time within which to file), (c) no deficiency with respect to Taxes has been proposed, asserted or assessed (in writing) by any Governmental Authority with respect to any such Taxes, which has not been fully paid or adequately reserved against in accordance with GAAP, (d) no Proceedings are pending with any Governmental Authority with respect to Taxes of or with respect to any of the Vandalia Zero Entities or with respect to the Vandalia Zero Business, and no written notice thereof has been received, (f) no Vandalia Zero Entity has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, in each case, with respect to the Vandalia Zero Entities or the Vandalia Zero Business, (f) no Vandalia Zero Entity has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the two years prior to the date of this Agreement, (g) no Vandalia Zero Entity is a party to any Tax allocation, sharing or indemnity agreement or arrangement that would have a continuing effect after the Closing Date (other than (i) any Tax indemnification provisions in commercial agreements entered into in the ordinary course of business that are not primarily related to Taxes, (ii) any agreement solely between or among any of the Vandalia Zero Entities, and (iii) the JV Co A&R LLC Agreement), (h) no Vandalia Zero Entity has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2), (i) no Vandalia Zero Entity has liability for Taxes of any other Person pursuant to Treasury Regulations Section 1.1502-6 (or any similar provision of Law) or as a transferee or successor, (j) no claim has ever been made by a Governmental Authority in a jurisdiction where a Vandalia Zero Entity does not file a Tax Return that such entity is or may be subject to taxation by that jurisdiction in respect of Taxes that would be covered by or the subject of such Tax Return, (k) each Vandalia Zero Entity has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholders of the Vandalia Zero Entities or other Person, (l) there are no Liens with respect to Taxes on any of the assets of the Vandalia Zero Entities or assets comprising the Vandalia Zero Business, except for Liens with respect to Taxes not yet due and payable and (m) none of the Vandalia Zero Entities will be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any installment sale or other transaction on or prior to the Closing Date, any accounting method change or agreement with any Governmental Authority filed or made on or prior to the Closing Date or any prepaid amount received on or prior to the Closing.

Section 4.18 Insurance. Except for those matters that, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (i) all policies of property insurance, general commercial liability, worker’s compensation, the nuclear liability insurance policy from ANI, the nuclear property insurance policy from NEIL and other forms of insurance that are held by the Vandalia Zero Entities are in full force and effect and all premiums with respect thereto that are due and payable have been paid (other than retroactive premiums which may be payable in the future with respect to the ANI or NEIL policies), and (ii) no written notice of cancellation, non-renewal or termination has been received with respect to any such policy which was not replaced on substantially similar terms prior to the date of such cancellation.

Section 4.19 CPNPP NRC Licenses.

Except for those matters that, would not, individually or in the aggregate, reasonably be expected to be material to any Nuclear Site owned by the Parent and its Subsidiaries:

(a) Comanche Peak Power Company LLC (or its Affiliates) holds all of the licenses, permits and other consents and approvals from or by the NRC that are applicable to CPNPP and are necessary to Comanche Peak Power Company LLC’s and Parent’s ownership, use and possession of CPNPP (the “CPNPP NRC Licenses”), in accordance with the requirements of all Nuclear Laws.

(b) With respect to CPNPP (i) neither Parent or nor any Vandalia Zero Entity has received any written notification from the NRC which remains unresolved that it is in violation of the CPNPP NRC Licenses or any Order of the NRC, (ii) Comanche Peak Power Company LLC or its Subsidiaries are in compliance with all Nuclear Laws and all Orders of the NRC and (iii) there are no Proceedings pending or threatened in writing that, to the Knowledge of Parent, would reasonably be expected to result in the revocation, termination, adverse modification or amendment of any of the CPNPP NRC Licenses.

(c) All Nuclear Material that was or is located at CPNPP has been properly accounted for in accordance with the applicable requirements of Environmental Laws, Environmental Permits, Nuclear Laws, the CPNPP NRC Licenses and all applicable Orders of the NRC. To the Knowledge of Parent, no claim or condition at off-site locations that have received Nuclear Material from CPNPP exists that would reasonably be expected to have a Parent Material Adverse Effect.

(d) To the Knowledge of Parent, all records with respect to CPNPP required to be kept in accordance with Nuclear Laws and the CPNPP NRC Licenses have been kept in conformance with Nuclear Laws, the CPNPP NRC Licenses and any Orders of the NRC applicable to CPNPP.

(e) Notwithstanding any other provision of this Agreement, this Section 4.19 contains the exclusive representations and warranties of Parent concerning the CPNPP NRC Licenses and any permit, certificate, license, consent, approval, exemption, registration or similar authorization issued by the NRC. This representation does not address the other Vandalia Zero Business Permits and the Vandalia Zero Business Environmental Permits, which are addressed exclusively in Section 4.4 and Section 4.13, respectively.

Section 4.20 Parent QDF.

Except for those matters that, would not, individually or in the aggregate, reasonably be expected to be material to the Parent and its Subsidiaries, taken as a whole:

(a) With respect to all periods prior to the Closing Date, Parent (or an Affiliate) maintains a separate QDF for each of CPNPP Unit 1 and CPNPP Unit 2 (each a “Parent QDF”). Parent (or an Affiliate) is the sole Grantor and beneficiary of each Parent QDF. Each of the Parent QDFs is a trust, validly existing under applicable state Law, with all requisite authority to conduct its affairs as it now does. Each Parent QDF (i) satisfies all requirements necessary for such fund to be treated as a nuclear decommissioning fund as defined in Treasury Regulation §§ 1.468A-1(b)(4) and 1.468A-5 and (ii) has not engaged in any acts of “self-dealing” as defined in Treasury Regulation § 1.468A-5(b)(2). No “excess contribution,” as defined in Treasury Regulation § 1.468A-5(c)(2)(ii) (or any amount treated as an “excess contribution” pursuant to any provision of Treasury Regulation §§ 1.468A-1 through 1.468A-9), has been made to any Parent QDF which has not been withdrawn within the period provided under Treasury Regulation § 1.468A-5(c)(2)(i).

(b) The assets of each of the Parent QDFs have been and will be used exclusively to (i) satisfy, in whole or in part, liability for decommissioning costs of the Unit, (ii) pay administrative costs and other incidental expenses of the Parent QDF, and (iii) make investments, to the extent the assets of the Parent QDF were not currently needed to satisfy the purposes in (i) and (ii) above.

(c) Parent has made available to the Company a copy of Parent’s (or its Affiliate’s) trust agreement for each Parent QDF as in effect on the date of this Agreement.

(d) With respect to each Parent QDF, Parent has made available to the Company a complete copy of the most recent Section 468A(d) schedule of ruling amounts and/or Section 468A(f) special transfer deductions issued by the IRS for the Parent QDFs and a complete copy of the corresponding request that was filed with the IRS. Each Parent QDF is, and always has been, a “Nuclear Decommissioning Reserve Fund” within the meaning of Section 468A of the Code and regulations promulgated thereunder. Each Parent QDF is, and always has been, in compliance with Section 468A of the Code and the regulations promulgated thereunder.

(e) As of the date of this Agreement and with respect to each Parent QDF, there are no requests pending with the IRS regarding a Section 468A(d) schedule of ruling amount, or a Section 468A(f) special transfer deduction.

(f) There are no Liens for Taxes affecting the assets of any Parent QDF other than Permitted Liens. Other than the restrictions applicable to the Parent QDFs set forth in the NRC regulations and by virtue of state rate regulation (including without limitation 16 TAC 25.304(m)(2)), no Person has asserted jurisdiction over or claimed any interest in a Decommissioning Trust or any assets held therein (including a residual interest in or any authority with respect to use or disposition of any QDF for CPNPP Unit 1 or CPNPP Unit 2 or its assets).

(g) With respect to all periods during which each of CPNPP Unit 1 and CPNPP Unit 2 has been owned by Parent or its Affiliates, each Parent QDF has filed all Tax Returns required to be filed, such Tax Returns are true, correct and complete and all Taxes as shown due thereon have been paid in full. No notice of deficiency or assessment has been received from any taxing authority with respect to any liability for Taxes of any Parent QDF which have not been fully paid or finally settled or which are not being contested in good faith through appropriate proceedings.

(h) No claim has been made against Comanche Peak Power Company LLC in writing by a Governmental Authority in a jurisdiction where any Parent QDF does not file Tax Returns that such QDF is or may be subject to taxation in that jurisdiction.

(i) No Parent QDF has participated in a transaction that is described as a “reportable transaction” within the meaning of Treasury Regulation § 1.6011-4(b)(1).

Section 4.21 Reports. To the Knowledge of Parent, except for those matters that, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (i) since the Lookback Date, the Vandalia Zero Entities have filed or caused to be filed with all Governmental Authorities, including the FERC, the NRC and the U.S. Department of Energy, all forms, statements, reports and documents required to be filed by the Vandalia Zero Entities under any applicable Laws, and (ii) all such filings complied with all applicable Laws in effect on the date each such report was filed.

Section 4.22 Sufficiency of Assets; No Undisclosed Liabilities.

(a) On the Closing Date, after giving effect to the VZ Contribution, the Vandalia Zero Entities will have good, valid and marketable title (free and clear of all Liens other than Permitted Liens) to, valid leasehold interests in or a valid legal right to use, as the case may be, all material assets, rights and properties reasonably necessary to conduct the Vandalia Zero Business in substantially the same manner as conducted immediately prior to the execution of this Agreement by Parent and its Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to be material to the Vandalia Zero Entities, taken as a whole, or the Vandalia Zero Business.

(b) Except (i) as disclosed, reflected or reserved against in the financial statements, or in the notes thereto, contained in the Vandalia SEC Documents filed prior to the date of this Agreement, (ii) for liabilities or obligations incurred in connection with the Transactions and (iii) for liabilities or obligations incurred in the ordinary course of business consistent with past practice in all material respects since the date of the most recent balance sheet in the Vandalia SEC Documents filed prior to the date of this Agreement, none of the Vandalia Zero Entities has any liabilities of the type required to be reflected, disclosed or reserved on a consolidated balance sheet prepared in accordance with GAAP (whether accrued, absolute, contingent or otherwise) that either alone or when combined with all other liabilities of a type not described in clauses (i), (ii) or (iii) above, has had, or would reasonably be expected to have, a Parent Material Adverse Effect.

Section 4.23 Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans.

Subject to and without limiting any of the representations, warranties, covenants or agreements contained in this Agreement, and except in any case of Fraud:

(a) Neither Parent nor Merger Sub is relying and neither Parent nor Merger Sub has relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied (including as to completeness or accuracy), except for the representations and warranties in ARTICLE III, including the Company Disclosure Schedule, the Rollover Agreements, the Support Agreements and the certificates to be delivered pursuant to Section 6.2(d) and Section 6.2(e). Such representations and warranties by the Company constitute the sole and exclusive representations and warranties of the Company in connection with the Transactions, and each of Parent and Merger Sub understands, acknowledges and agrees that all other representations and warranties of any kind or nature whether express, implied or statutory (including as to completeness or accuracy) are specifically disclaimed by the Company.

(b) In connection with the due diligence investigation of the Company by Parent and Merger Sub and their respective Affiliates, stockholders, agents or Representatives, Parent and Merger Sub and their respective Affiliates, stockholders, agents and Representatives have received and may continue to receive after the date of this Agreement from the Company and its Affiliates, stockholders, agents and Representatives certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and its businesses and operations. Parent and Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, and that Parent and Merger Sub will have no claim against the Company, or any of its Affiliates, stockholders, agents or Representatives, or any other person with respect thereto unless any such information is expressly addressed or included in a representation or warranty contained in this Agreement. Accordingly, Parent and Merger Sub hereby acknowledge and agree that neither the Company nor any of its Affiliates, stockholders, agents or Representatives, nor any other person, has made or is making any express or implied representation or warranty (including as to completeness or accuracy) with respect to such estimates, projections, forecasts, forward-looking statements or business plans unless any such information is expressly addressed or included in a representation or warranty contained in this Agreement.

ARTICLE V

COVENANTS

Section 5.1 Conduct of Business by the Company.

(a) Except (i) as expressly required or expressly contemplated under this Agreement or as required by applicable Law, (ii) with the consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) for any Emergency Measures or (iv) as set forth in Section 5.1(a) or Section 5.1(b) of the Company Disclosure Schedule, the Company shall (and shall cause its Subsidiaries to) (A) conduct the business of the Company and its Subsidiaries in all material respects in the ordinary course, (B) use commercially reasonable efforts to keep available the services of the current officers and employees of the Company and its Subsidiaries, preserve business organizations of the Company and its Subsidiaries intact, and maintain existing relations and goodwill with Governmental Authorities, customers, suppliers, lenders, vendors, landlords and other similar persons with whom the Company or any of its Subsidiaries has material business relations and (C) complete the actions set forth on Section 5.1(a)(C) of the Company Disclosure Schedule prior to the Closing; provided that any action by the Company or any of its Subsidiaries with respect to matters specifically addressed and expressly permitted by any provision of Section 5.1(b) shall not be deemed a breach of this Section 5.1(a).

(b) Except (i) as expressly required or expressly contemplated under this Agreement or as required by applicable Law, (ii) with the consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) for any Emergency Measures or (iv) as set forth in Section 5.1(a) or Section 5.1(b) of the Company Disclosure Schedule, the Company shall not, and shall cause each of its Subsidiaries not to:

(i) issue, transfer, sell, purchase, redeem, retire, repurchase, pledge, lease, license, guarantee or encumber, or authorize the issuance, transfer, sale, purchase, redemption, retirement, repurchase, pledge, lease, license, guarantee or encumbrance of any shares of capital stock, or other equity securities or voting interests of the Company or its Subsidiaries or any Company Equity Awards (or any other equity-based awards), any Voting Company Debt or Voting Subsidiary Debt or any Contingent Company Equity or Contingent Subsidiary Equity (other than the issuance of shares of Company Common Stock upon the exercise, vesting or settlement of Company Equity Awards outstanding as of the Measurement Date or permitted to be issued after the Measurement Date in accordance with Section 5.1(b)(ii), in each case, in accordance with their terms);

(ii) issue, deliver, retire, reclassify, split, combine, subdivide or redeem, repurchase, purchase or otherwise acquire or amend the terms of, directly or indirectly, any of its capital stock or other equity securities or voting interests or Contingent Company Equity or Contingent Subsidiary Equity, other than (A) the withholding of shares of Company Common Stock to satisfy Tax obligations with respect to the Company of Company Equity Awards in accordance with their terms, (B) the acquisition by the Company of Company Equity Awards in connection with the forfeiture of such awards in accordance with their terms as in effect as of the date of this Agreement and (C) the acquisition by the Company of its capital stock from employees of the Company and its Subsidiaries pursuant to agreements in effect as of the date of this Agreement;

(iii) (A) other than dividends or distributions by a wholly owned Subsidiary of the Company to the Company or any other wholly owned Subsidiary of the Company (other than Clear Sky Generation or any of its Subsidiaries), declare, authorize, establish a record date for, set aside for payment or pay any dividend on, or make any other distribution (in cash, stock or other equity, property or a combination thereof or otherwise) in respect of, any shares of its capital stock or other equity securities or voting interests or any Contingent Company Equity or Contingent Subsidiary Equity, in each case other than cash dividends payable to holders of Company Common Stock in an aggregate amount not to exceed $175,000,000; provided that at no time shall any such cash dividend result in the aggregate amount of Unrestricted Cash (for this purpose, measured as of the time of such cash dividend) being lower, or projected to be lower at any time prior to the Closing Date, than $500,000,000, or (B) adjust, split, combine, subdivide or reclassify any shares of its capital stock or other equity securities or voting interests or any Contingent Company Equity or Contingent Subsidiary Equity;

(iv) (A) redeem, repurchase, prepay, defease, cancel, incur or otherwise acquire, or modify in any material respect the terms of, any Indebtedness or assume, guarantee or endorse any such Indebtedness of another Person, or issue or sell any debt securities of the Company or any of its Subsidiaries other than (1) borrowings under, and letters of credit issued pursuant to, the Company’s existing credit facilities, reimbursement agreements, bonds, notes or other similar instruments, in each case, in accordance with the terms of such credit facilities, reimbursement agreements, bonds, notes or instruments, in each case, as in effect as of the date of this Agreement (without any amendments, supplements or other modifications), (2) interest rate and commodity hedging arrangements entered into in the ordinary course of business and (3) capital leases entered into in the ordinary course of business; or (B) make any loans, advances or capital contributions to, or provide any credit support for, or capital or equity investments in, any Person (other than any of the Company’s wholly owned Subsidiaries (other than Clear Sky Generation or any of its Subsidiaries));

(v) (A) sell, lease (as lessor), license, assign, abandon, transfer, sublease, divest, cancel, allow to lapse or expire or otherwise dispose of (whether by merger, consolidation or disposition of stock or assets or otherwise, including through “spin-off”), or exchange or swap any properties or assets of the Company or any of its Subsidiaries, except sales or other dispositions of (1) inventory in the ordinary course of business, (2) excess or obsolete properties or assets in the ordinary course of business or (3) properties or assets by the Company or any of its wholly owned Subsidiaries to the Company or any other wholly owned Subsidiary of the Company (other than Clear Sky Generation or any of its Subsidiaries), except to the extent any of (1)–(3) would reasonably be expected to adversely affect in any material respect the Company’s or any of its Subsidiary’s ability to operate any of the Nuclear Sites following the Closing Date, or (B) pledge, mortgage, encumber or otherwise subject to any Lien (other than a Permitted Lien) any properties or assets of the Company or any of its Subsidiaries or on the Company Common Stock or Company Preferred Stock;

(vi) make, commit to or authorize capital expenditures (1) for any purpose other than substantially as contemplated in the Capital Expenditure Plan or (2) in aggregate amounts in excess of 5% of the amount budgeted in the Capital Expenditure Plan;

(vii) fail in any material respect to timely make, or otherwise delay the making of, the capital expenditures that are contemplated (in the manner and to the extent contemplated) in the Capital Expenditure Plan to be made prior to the Closing;

(viii) make any acquisition of (A) the capital stock or a material portion of the assets of any other Person or business or (B) any other properties or assets of any other Person (other than the Company or any of its wholly owned Subsidiaries (other than Clear Sky Generation or any of its Subsidiaries)) for consideration in excess of $1,000,000 in the aggregate, except for (1) acquisition of supplies, parts, fuel, materials and other inventory in the ordinary course of business, (2) capital expenditures made in accordance with the Capital Expenditure Plan or (3) pursuant to Contracts in force on the date of this Agreement that were made available to Parent prior to the date of this Agreement;

(ix) except to the extent required to comply with applicable Law, (i) terminate, enter into, establish, adopt, or amend any material Company Plan (including any severance plan or arrangement and any cash incentive bonus plan or arrangement for any performance period relating in whole or in part to calendar year 2024), or materially increase, or accelerate the vesting of, the compensation or benefits of any employee of the Company or any of its Subsidiaries or grant any retention, severance or termination pay (or rights thereto) to, any employee of the Company or its Subsidiaries with an annual base salary in excess of $150,000 or to any employee of the Company or its Subsidiaries if such change increases such employee’s annual target compensation by more than 5%, other than, in any such case, (A) in the ordinary course of business of the Company or any of its Subsidiaries and consistent with past practice and not to exceed 4% in the aggregate, (B) in the case of new hires or promotions (in which case the compensation of such employee shall be substantially similar to the compensation of similarly situated employees) or (C) as required by any Company Plan as in effect as of the date of this Agreement or to maintain the tax-qualified status of any Company Plan, (ii) hire, engage or terminate (other than terminations for cause or to fill open positions (other than any open positions resulting from the divestiture of the fossil business and termination of employees in connection therewith) in the ordinary course of business) any employee of the Company and its Subsidiaries with an annual base salary in excess of $115,000, provided that in no event shall the Company or its Subsidiaries create any new position or role after the date hereof or otherwise increase the total number of the employees employed as of the date hereof (excluding from such aggregate limit the employee groups set forth on Section 5.1(b)(ix) of the Company Disclosure Schedule), or (iii) enter into, adopt, terminate or amend (x) any Collective Bargaining Agreement (or other agreement that if entered into would constitute a Collective Bargaining Agreement) or (y) any addendas, side letters, memoranda of understanding and amendments to any Collective Bargaining Agreement, except in each case to the extent required under the terms of such document;

(x) implement any employee layoffs, plant closings or other similar actions which would trigger the advance notification requirements of the WARN Act;

(xi) amend or otherwise change the Company Charter Documents, the Stockholder Agreement, the certificate of incorporation, bylaws or other governing documents of the Company of any of the Company’s Subsidiaries;

(xii) adopt or enter into a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization, reclassification or other reorganization or like change in capitalization;

(xiii) make, change or revoke any material Tax election, adopt or change any method of Tax accounting, amend any material Tax Return, file any material Tax Return in a manner inconsistent with past practice, settle, compromise or abandon any material Tax liability or refund, enter into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or closing agreement relating to any material Tax or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment (other than automatic or automatically granted waivers or extensions with respect to pending audits, actions or court proceedings);

(xiv) (A) except as in the ordinary course of business, enter into, amend or terminate, or waive or modify any material right under, any Company Material Contract or Lease (other than any Fossil Divestment Agreement or any Contract with any Company Affiliated Person, which are addressed in the subsequent clause (B)), or (B) enter into, amend, modify, supplement, waive any right under, terminate or cancel any provision, term or condition of (1) any Fossil Divestment Agreement or (2) any Contract with any Company Affiliated Person;

(xv) (A) make any material changes in its accounting methods, principles, policies or practices, except as required by a change in, or to comply with, GAAP or applicable Law, or (B) (1) delay or postpone the payment of accounts payable or accrued expenses outside the ordinary course of business consistent with past practice, (2) change cash management policies, (3) engage in any discounts or price reductions or altering the extension of credit terms to any customer, in each case in excess of historic levels, (4) enter into agreements with cumulative up-front payments in excess of $1,000,000 related to time periods after September 30, 2023, (5) selling any options in respect of the period following September 30, 2023 that provide for payments to the Company or any of its Subsidiaries in excess of $5,000,000 in the aggregate, or (6) otherwise knowingly engaging in any activity that has, or would reasonably be expected to have, the effect of accelerating to earlier periods sales or the collection of accounts or receivables that otherwise would be expected to occur in subsequent periods, or delaying to later periods payables or expenses, other than in the ordinary course of business consistent with past practice;

(xvi) (A) waive, release, settle or compromise, or initiate, any Proceeding, if the same would (x) be outside the ordinary course of business, (y) exceed $1,000,000 individually or $3,000,000 in the aggregate, or (z) subject the Company or any of its Subsidiaries to any material non-monetary or equitable liabilities or limitations, or (B) initiate any regulatory Proceeding;

(xvii) adopt any shareholder rights or similar plan;

(xviii) enter into any agreement with respect to the voting of its capital stock;

(xix) sell, assign, transfer, license, abandon, permit to lapse, or otherwise dispose of any material Intellectual Property, except in the ordinary course of business consistent with past practice;

(xx) voluntarily forfeit or surrender, or fail to renew, any material licenses, permits, authorizations or registrations issues by Governmental Authorities necessary to own, operate, manage and conduct any of the Nuclear Sites;

(xxi) enter into any partnership, joint venture, strategic alliance, non-competition or similar arrangement;

(xxii) form, incorporate or establish any Subsidiaries or enter into any new lines of business;

(xxiii) fail to maintain, terminate cancel, amend or modify any Insurance Policy that is not substantially concurrently replaced by a comparable amount of insurance coverage on substantially similar price and terms; or

(xxiv) agree or commit to take or amend any Contract with respect to any of the foregoing actions.

(c) Notwithstanding Section 5.1(a) and Section 5.1(b), the Company may, and may cause its Subsidiaries to, take commercially reasonable actions, as would be taken by a prudent operator, that would otherwise be prohibited pursuant to Section 5.1(a) or Section 5.1(b) that are reasonably designed to prevent the occurrence of or mitigate the existence of an emergency situation involving endangerment of life, human health, safety, or the environment or the protection of equipment or other assets; provided, however, that the Company shall provide Parent with notice of such emergency situation and any such action taken by the Company or its Subsidiaries as soon as reasonably practicable.

Section 5.2 Conduct of Business by the Vandalia Zero Entities.

(a) Except (i) as expressly required or expressly contemplated under this Agreement or required by applicable Law, (ii) with the consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) for any Emergency Measures or (iv) as set forth in Section 5.2(a) or Section 5.2(b) of the Parent Disclosure Schedule, Parent shall cause the Vandalia Zero Entities to conduct the Vandalia Zero Business in all material respects in the ordinary course and shall use commercially reasonable efforts to progress existing projects in good faith, including by making appropriate investments therein as Parent determines in its discretion to be appropriate; provided that no action by Parent or any of its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.2(b) that is expressly permitted by Section 5.2(b) shall be deemed a breach of this Section 5.2(a) unless such action would constitute a breach of such other provision.

(b) Except (i) as required or otherwise contemplated under this Agreement (including any and all actions in connection with the VZ Contribution and the Vandalia Intercompany Agreements) or as required by applicable Law, (ii) with the consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) for any Emergency Measures or (iv) as set forth in Section 5.2(a) or Section 5.2(b) of the Parent Disclosure Schedule, Parent shall not permit any of the Vandalia Zero Entities to, with respect to the Vandalia Zero Business:

(i) issue, transfer, sell, purchase, redeem, retire, repurchase, pledge, lease, license, guarantee or encumber, or authorize the issuance, transfer, sale, purchase, redemption, retirement, repurchase, pledge, lease, license, guarantee or encumbrance of any shares of capital stock, or other equity securities or voting interests of any Vandalia Zero Entity (other than in connection with (and in accordance with) (A) Permitted Liens or (B) Parent’s (or its Affiliates’) debt facilities, including the Debt Financing (including any Permanent Take-Out Debt (as defined in the Commitment Letter));

(ii) except for transactions solely among Parent and its direct or indirect wholly owned Subsidiaries or the Vandalia Zero Entities, reclassify, split, combine, subdivide or redeem, repurchase, purchase or otherwise acquire or amend the terms of, directly or indirectly, any of the Vandalia Zero Entities’ capital stock or other equity securities or voting interests;

(iii) adjust, split, combine, subdivide or reclassify any shares of its capital stock or other equity securities or voting interests;

(iv) redeem, repurchase, prepay, defease, cancel, incur or otherwise acquire, or modify in any material respect the terms of, any Indebtedness or assume, guarantee or endorse any such Indebtedness of another Person, or issue or sell any debt securities of a Vandalia Zero Entity other than (A) borrowings under, and letters of credit issued pursuant to, Parent’s or its Affiliates’ existing credit facilities (as the same may be amended or replaced in accordance with the Commitment Letter) and other existing debt of Parent or its Affiliates, and/or the Debt Financing (including any Permanent Take-Out Debt (as defined in the Commitment Letter)), project financing transactions, recourse term loans, reimbursement agreements, bonds, notes or other similar instruments, in each case, in accordance with the terms of such credit facilities, project financing documents, term loan documents, reimbursement agreements, bonds, notes or instruments (as the same may be amended, modified, refinanced, replaced, supplemented or waived as contemplated in (and in accordance with) the Debt Commitment Letters) or intercompany notes with respect thereto between any Vandalia Zero Entity, on the one hand, and Parent or any of its Affiliates or Subsidiaries, on the other hand, (B) interest rate and commodity hedging arrangements entered into in the ordinary course of business, (C) capital leases entered into in the ordinary course of business, and (D) any such transaction that is not material to the Vandalia Zero Entities, taken as a whole (or from which the Vandalia Zero Entities will be released as guarantors upon the Effective Date);

(v) make any loans or advances to, or provide any credit support for, or investments in, any Person (other than the Parent or any of Parent’s Affiliates or in the ordinary course of business or any of the foregoing that are not material to the Vandalia Zero Entities, taken as a whole);

(vi) (A) sell, lease (as lessor), license or otherwise dispose of (including through “spin-off”), or exchange or swap any properties or assets of any Vandalia Zero Entity, except sales or other dispositions of (1) inventory in the ordinary course of business, (2) excess or obsolete properties or assets, (3) properties or assets by any Vandalia Zero Entity to another Vandalia Zero Entity or (4) any properties or assets that are not reasonably necessary for the conduct of the Vandalia Zero Business or (B) pledge, mortgage, encumber or otherwise subject to any Lien (other than a Permitted Lien) any properties or assets of any Vandalia Zero Entity, in each case other than any such transaction that is not material to the Vandalia Zero Entities, taken as a whole;

(vii) make any acquisition of (A) the capital stock or a material portion of the assets of any other Person or (B) any other properties or assets of any other Person (other than Parent or any of its Affiliates), in each case except for (1) acquisition of supplies, parts, fuel, materials and other inventory in the ordinary course of business, (2) capital expenditures made in accordance with Section 5.2(a)(vii), (3) pursuant to Contracts entered into in the ordinary course of business, or (4) any acquisition that is not material to the Vandalia Zero Entities, taken as a whole;

(viii) amend in any material and adverse respect any Vandalia Zero Business Material Contract, other than any such amendment that is not material to the Vandalia Zero Entities, taken as a whole;

(ix) settle or agree to settle any Proceeding, or agree to the entry of any Order, in each case that requires a payment to a third-party that is material to the Vandalia Zero Entities, taken as a whole, and after taking into account any amounts that would be covered and paid by third-party insurance or by a third-party indemnity;

(x) make, change or revoke any material Tax election, adopt or change any method of Tax accounting, amend any material Tax Return, file any material Tax Return in a manner inconsistent with past practice, settle, compromise or abandon any material Tax liability or refund, enter into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or closing agreement relating to any material Tax or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment (other than automatic or automatically granted waivers or extensions with respect to pending audits, actions or court proceedings), in each case, that would reasonably be expected to have a material adverse effect on the Vandalia Zero Entities or the Rollover Stockholders in tax periods (or portions thereof) following the Closing; or

(xi) agree to take any of the foregoing actions.

(c) Notwithstanding Section 5.2(a) and Section 5.2(b), Parent may, and may cause its Subsidiaries to, take commercially reasonable actions, as would be taken by a prudent operator, that would otherwise be prohibited pursuant to Section 5.2(a) or Section 5.2(b) that are reasonably designed to prevent the occurrence of or mitigate the existence of an emergency situation involving endangerment of life, human health, safety, or the environment or the protection of equipment or other assets; provided, however, that Parent shall provide the Company with notice of such emergency situation and any such action taken by any Vandalia Zero Entity as soon as reasonably practicable.

Section 5.3 Preparation and Delivery of Stockholder Notice. Within thirty (30) days following the date of this Agreement, the Company shall deliver the duly executed Written Consent to Parent. Promptly (and no later than forty-five (45) days) following the date of this Agreement, the Company shall, in accordance with Section 228 and 262 of the DGCL and any other applicable Laws, prepare and deliver to each stockholder of the Company who did not execute the Written Consent so delivered to Parent, a notice informing such non-consenting holders, in accordance with the requirements of applicable Law (including Section 228 of the DGCL), that this Agreement was adopted and the Merger was approved by the stockholders of the Company by the Written Consent and that appraisal rights are available for such non-consenting stockholders’ shares of Company Common Stock pursuant to Section 262 of the DGCL. Parent shall be given at least two (2) Business Days to review and comment on such notice prior to its delivery to the Company’s stockholders, and the Company shall consider in good faith and reflect any reasonable comments made by Parent.

Section 5.4 No Solicitation.

(a) During the period commencing on the date hereof and continuing until the earlier of (x) the termination of this Agreement or (y) the Effective Time, (I) the Company shall, and shall cause its Subsidiaries and their respective Representatives to, (A) promptly cease and cause to be terminated all existing activities, solicitations, discussions or negotiations with any Person with respect to any Alternative Proposal or proposal that constitutes or could reasonably be expected to lead to any Alternative Proposal, (B) promptly request (and in any event within twenty four (24) hours of the execution of this Agreement) any such Person to promptly return or destroy all confidential information concerning the Company and its Subsidiaries, and (C) promptly (and in any event within twelve (12) hours of the execution of this Agreement) terminate all access granted to any such Person to any physical or electronic data room, (II) the Company shall not, and shall cause its Subsidiaries and their respective Representatives not to, directly or indirectly, (i) solicit, initiate, knowingly facilitate or propose any Alternative Proposal or any proposal, offer, inquiry or request for information that could reasonably be expected to lead to any Alternative Proposal, (ii) enter into or participate in any discussions (except solely to notify such Person of the existence of the provisions of this Section 5.4) or negotiations regarding any Alternative Proposal or any proposal, offer, inquiry or request for information that could reasonably be expected to lead to any Alternative Proposal, (iii) furnish any non-public information relating to the Company or any of its Subsidiaries for the purpose of knowingly facilitating or knowingly encouraging an Alternative Proposal, or (iv) enter into any agreement in principle, letter of intent, or definitive written merger agreement, acquisition agreement or other similar agreement relating to an Alternative Proposal, and (III) the Company Board shall not (x) fail to make, withdraw, qualify or modify in a manner adverse to Parent the Company Board Recommendation, (y) recommend, approve, authorize, declare advisable, adopt or recommend any Alternative Proposal or acquisition agreement, merger agreement, or other agreement providing for or constituting any Alternative Proposal or (z) resolve, agree, propose or publicly announce an intention or resolution to effect any of the foregoing.

(b) The Company shall notify Parent promptly (but in no event later than forty-eight (48) hours) after receipt by the Company of any Alternative Proposal, which notice shall identify the Person making, and the material terms and conditions of, any such Alternative Proposal and the Company shall reasonably promptly inform Parent (but in no event later than forty-eight (48) hours) of any material developments, discussions or negotiations regarding any Alternative Proposal and shall provide to Parent promptly (but in no event later than twenty four (24) hours) of receipt thereof unredacted copies of all copies of proposed transaction agreements or proposal letters sent or provided to the Company or any of its Subsidiaries that describe any material terms or conditions of any Alternative Proposal.

Section 5.5 Regulatory Matters. During the period commencing on the date hereof and continuing until the earlier of (x) the termination of this Agreement or (y) the Effective Time:

(a) The Company, on the one hand, and Parent and Merger Sub, on the other hand, shall, and shall cause their respective Subsidiaries to, use their respective reasonable best efforts to obtain and to cooperate in obtaining the Regulatory Approvals applicable to such party. Each party hereto shall use its reasonable best efforts to cooperate with the other parties hereto in such other parties’ efforts to obtain the Regulatory Approvals applicable to such parties. The Company shall pay any filing fees associated with the HSR Act, NRC and all other filing fees incurred or payable in connection with the other Regulatory Approvals.

(b) In furtherance and not in limitation of the foregoing, each of the Company and Parent shall (and shall cause their respective Subsidiaries and Affiliates to), in respect of the following Regulatory Approvals applicable to such party, (i) file with the U.S. Department of Justice and the Federal Trade Commission its Notification and Report Form pursuant to the HSR Act with respect to the Transactions as promptly as practicable and in any event within ten (10) Business Days after the date hereof (unless a later date is mutually agreed between the parties hereto), (ii) file, no later than 40 days after the date of this Agreement (unless a later date is mutually agreed among the parties hereto), (A) with NRC an application seeking the NRC Approval, (B) with FERC such filings as are required to be made with respect to the FERC Approval and (C) such applications and filings required to be made in connection with the FCC Approvals, and (iii) file, no later than 10 days after the date that the filings are made pursuant to the foregoing clause (B), with PJM, the PJM Notification.

(c) Each of Parent, Merger Sub and the Company shall, and each shall cause their respective Subsidiaries and Affiliates to, respond as promptly as practicable to any inquiries and requests received by such party or its Subsidiaries and Affiliates from the Antitrust Division of the U.S. Department of Justice, the Federal Trade Commission, the NRC, the FERC, or any other Governmental Authority for additional information or documentation and to all inquiries and requests received by such party or its Subsidiaries and Affiliates from any Governmental Authority in connection with the Transactions.

(d) Notwithstanding anything in this Agreement or otherwise to the contrary, in no event shall Parent or Merger Sub be required to (nor shall Parent or Merger Sub be required to cause their Subsidiaries or Affiliates to), and the Company shall not (and the Company shall cause its Subsidiaries and Affiliates (including, for purposes of this Section 5.5(d), the Surviving Corporation) not to) without Parent’s prior written consent, offer, propose, negotiate, agree to, commit to or effect, by consent decree, hold separate Order or otherwise, (A) the sale, divestiture or disposition of any assets, businesses, services, products, product lines, relationships or contractual rights of Parent or Merger Sub or the Company (or any of their respective Subsidiaries or Affiliates), (B) behavioral limitations, conduct restrictions or commitments with respect to any assets, businesses, services, products, product lines, relationships or contractual rights of Parent or Merger Sub or the Company (or any of their respective Subsidiaries or Affiliates) or any other structural relief, (C) the creation or termination of relationships, ventures, contractual rights or obligations of Parent or Merger Sub or the Company (or any of their respective Subsidiaries or Affiliates), (D) any other action that limits the freedom of action of Parent or Merger Sub or the Company (or any of their respective Subsidiaries or Affiliates) with respect to, or its ability to retain, any assets, businesses, services, products, product lines, relationships or contractual rights, or (E) any other remedy, condition, commitment or undertaking of any kind (the actions or other measures set forth in clauses (A)-(E), “Specified Actions”), in each case of clauses (A)-(E), in order to obtain any clearance or other Regulatory Approval under applicable Law or to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other Law or Order in any Proceedings.

(e) Subject to the terms and conditions set forth in this Agreement, including the limitations set forth in Section 5.5(d), each of Parent, Merger Sub and the Company shall use, and shall cause their respective Subsidiaries to use, its respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, or reasonably advisable on its part under this Agreement and applicable Law to satisfy the conditions to Closing applicable to such party, and to consummate and make effective the Transactions as promptly as practicable. For the avoidance of doubt, nothing in this Section 5.5(e) shall require any party to waive any condition to such party’s obligation to consummate the Transactions set forth in Article VI.

(f) Parent and the Merger Sub and the Company each shall, upon request by the other and subject to appropriate confidentiality restrictions, furnish the other with all documentation concerning the Company, Parent and Merger Sub and such other matters as may be necessary or reasonably advisable in connection with any notices, reports, statements, applications or other filings made by or on behalf of Parent and Merger Sub, the Company or any of their respective Affiliates to any Governmental Authority in connection with the Transactions, including the Company’s Decommissioning Funding Reports; provided that any such documentation furnished by the parties hereto to one another may be redacted or provided on an “outside counsel only” basis to the extent necessary to comply with applicable Law.

(g) Subject to applicable Law, Parent and Merger Sub, on the one hand, and the Company, on the other hand, each shall keep the other apprised of the status of matters relating to the consummation of the Transactions, including (i) promptly notifying the other of any facts, circumstances or other reason that would prevent the receipt of any Regulatory Approvals by the End Date and (ii) promptly furnishing the other with copies of notices or other communications received by Parent and Merger Sub, on the one hand, or the Company, on the other hand, as the case may be, from any third party or any Governmental Authority with respect to the Transactions, including the Company’s Decommissioning Funding Reports; provided that any such notices furnished by the parties hereto to one another may be redacted or provided on an “outside counsel only” basis to the extent necessary to comply with applicable Law. Parent and Merger Sub, on the one hand, and the Company, on the other hand, will consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto to any Governmental Authority in connection with the Transactions, including the Company’s Decommissioning Funding Reports. Neither Parent or Merger Sub, on the one hand, or the Company, on the other hand, shall permit any of its or their officers or any other Representatives to participate in any meeting with any Governmental Authority with respect to any filings, investigation or other inquiry relating to the Transactions or the Company’s Decommissioning Funding Reports unless such party consults with the other party in advance and, to the extent permitted by such Governmental Authority and applicable Law, gives the other party hereto the opportunity to attend and participate thereat.

(h) Without limiting the foregoing, Parent, Merger Sub and the Company shall cooperate with one another to prepare and file all notices, reports, statements, applications and other filings as required by applicable Law or any Governmental Authority or as otherwise customary or advisable under applicable Law in connection with or as a result of the Transactions and their consummation on the Closing Date, including the Company’s Decommissioning Funding Reports; provided, however, that, to the extent permitted by applicable Law, prior to filing all such notices, reports, statements, applications and other filings, each party hereto shall provide drafts thereof to the other parties and shall file such notices, reports, statements, applications and other filings only after receiving such other parties’ approval of such notices, reports, statements, applications and other filings, including the Company’s Decommissioning Funding Reports.

(i) Notwithstanding anything to the contrary herein, in connection with the exercise of any reasonable best efforts or other standard of conduct pursuant to this Agreement, none of Parent, Merger Sub, the Company nor any of its respective Affiliates shall be required, in respect of any provision of this Agreement, to pay any fees, expenses or other amounts to any Governmental Authority or any consent fees to obtain consents to consummate the Transaction to any party to any Contract (excluding, for the avoidance of doubt, ordinary course fees and expenses of their respective attorneys and advisors and internal costs and expenses) in order to satisfy any conditions to Closing.

(j) The parties hereto shall jointly coordinate the overall development of the positions and strategies taken, information presented and regulatory action requested in any application, notification, filing, submission, meeting or other communication with a Governmental Authority pursuant to this Section 5.5 in connection with the Regulatory Approvals, including the Company’s Decommissioning Funding Reports.

(k) Parent and Company shall not, and shall not permit any of their respective Affiliates to, directly or indirectly, acquire or agree to acquire any assets, business or any Person, whether by merger, consolidation, purchasing a substantial portion of the assets of or equity in any Person or by any other manner or engage in any other transaction or take any other action, if the entering into of an agreement relating to or the consummation of such acquisition, merger, consolidation or purchase or other transaction or action would reasonably be expected to materially delay or materially impede the consummation of the Transactions.

Section 5.6 Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by Parent and the Company. Following such initial press release, and during the period commencing on the date hereof and continuing until the earlier of (x) the termination of this Agreement or (y) the Effective Time, Parent and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the Transactions and shall not issue any such press release or make any such public statement prior to such consultation, except as such party may reasonably conclude may be required by Law applicable to it or its Affiliates, court process or by obligations applicable to it or its Affiliates pursuant to any listing agreement with or rule of any national securities exchange or national securities quotation system (and then only after as much advance notice and consultation as is feasible); provided, however, that the foregoing shall not limit (I) any party’s or its Affiliates’ ability to (a) make non-public announcements and statements to its employees and other stakeholders (including regulators, suppliers, customers and other business partners), (b) make any customary communications or distributions of marketing materials in connection with obtaining, marketing and syndicating the Debt Financing (including any Permanent Take-Out Debt (as defined in the Commitment Letter)) or (c) make any announcements in the ordinary course of business that do not relate specifically to the signing of this Agreement or the Transactions, or (II) Parent’s or its Affiliates’ ability to (x) make announcements or statements in response to questions from the press, analysts, investors or those attending industry conferences, or (y) make disclosures in documents (including exhibits and all other information incorporated therein) required to be filed or furnished by Parent or its Affiliates with the Securities Exchange Commission.

Section 5.7 Access to Information; Confidentiality.

(a) During the period commencing on the date hereof and continuing until the earlier of (x) the termination of this Agreement or (y) the Effective Time: the Company shall, and shall cause each of its Subsidiaries to, afford to Parent reasonable access during normal business hours (subject to the Company’s reasonable security measures and insurance requirements and under the supervision of appropriate personnel and in a manner that does not unreasonably interfere with the operation of the business of the Company and its Subsidiaries) to their respective officers, management level employees, properties, books and records and Contracts as promptly as reasonably practicable, as Parent may reasonably request (but not for the conduct of any sampling, testing or other invasive analysis of soil, water, air, building materials or other structures, equipment, materials or wastes); provided, however, that Parent shall reimburse the Company for any reasonable out-of-pocket expenses incurred by the Company or any of its Subsidiaries arising out of affording any such access and furnishing any such information. Notwithstanding the immediately preceding sentence, neither the Company nor any of its Subsidiaries shall be required to afford access or furnish information to the extent (i) such information is subject to the terms of a confidentiality obligation with a third party, (ii) relating to the applicable portions of the minutes of the meetings of the Company Board or any committee thereof (including any presentations or other materials prepared by or for the Company Board or any committee thereof) where the Company Board or such committee, as applicable, discussed the Transactions or any similar transaction or proposed transaction between the Company and any other Person or (iii) the Company reasonably determines in good faith that affording such access or furnishing such information would (A) result in the disclosure of trade secrets of third parties, (B) cause competitive harm to the Company or its Subsidiaries, (C) expose the Company to risk of liability under data protection Laws for disclosure of Personal Information, (D) jeopardize the attorney-client or other privilege of the Company or any of its Subsidiaries or (E) violate applicable Law (provided that the Company shall use commercially reasonable efforts to allow the disclosure of such information (or as much of it as reasonably possible) in a manner that does not, in the case of clause (D), result in a loss of attorney-client (or other legal) privilege, or, in the case of clause (E), result in a violation of applicable Law). Notwithstanding anything to the contrary in this Section 5.7(a), any physical access may be limited to the extent the Company reasonably determines in good faith that such limitation is necessary in light of any Emergency Measures, including if providing such access would reasonably be expected to pose a material risk to the general health and safety of the Representatives or commercial partners of the Company or its Subsidiaries. Nothing in this Section 5.7(a) will be construed to require the Company or its Subsidiaries or any of their respective Representatives to prepare any reports, analyses, appraisals, opinions or other information. Without limiting the generality of this Section 5.7(a) and notwithstanding anything to the contrary herein, the Company shall, and shall cause each of its Subsidiaries to, cooperate with Parent in the preparation of the request for the Private Letter Ruling and in all communications with the Internal Revenue Service with respect thereto, including by using reasonable best efforts to provide to Parent access to all information that Parent reasonably requests regarding the Company QDFs, including information regarding the factual history of such Company QDFs and any representations made to, or other communications with or from, the Internal Revenue Service regarding the Company QDFs.

(b) During the period commencing on the date hereof and continuing until the earlier of (x) the termination of this Agreement or (y) the Effective Time, Parent shall cause each Vandalia Zero Entity to afford to the Company reasonable access during normal business hours (subject to Parent’s reasonable security measures and insurance requirements and under the supervision of appropriate personnel and in a manner that does not unreasonably interfere with the operation of the business of the Vandalia Zero Entities) to their respective officers, properties, books and records and Contracts relating to the Vandalia Zero Business as promptly as reasonably practicable, as the Company may reasonably request (but not for the conduct of any sampling, testing or other invasive analysis of soil, water, air, building materials or other structures, equipment, materials or wastes); provided, however, that the Company shall reimburse Parent for any reasonable out-of-pocket expenses incurred by Parent or any of the Vandalia Zero Entities arising out of affording any such access and furnishing any such information. Notwithstanding the immediately preceding sentence, neither Parent nor any of the Vandalia Zero Entities shall be required to afford access or furnish information to the extent (i) such information is subject to the terms of a confidentiality obligation with a third party, (ii) relating to the applicable portions of the minutes of the meetings of the board of directors or similar governing body of Parent or any committee thereof (including any presentations or other materials prepared by or for the board of directors of Parent or any committee thereof) where the board of directors or similar governing body of Parent or such committee, as applicable, discussed the Transactions or any similar transaction or proposed transaction between Parent and any other Person or (iii) Parent determines in good faith that affording such access or furnishing such information would (A) result in the disclosure of trade secrets of third parties, (B) cause competitive harm to Parent or its Subsidiaries, (C) expose Parent to risk of liability under data protection Laws for disclosure of Personal Information, (D) jeopardize the attorney-client or other privilege of Parent or any of its Subsidiaries or (E) violate applicable Law (provided that Parent shall, or shall cause the applicable Vandalia Zero Entities to, use commercially reasonable efforts to allow the disclosure of such information (or as much of it as reasonably possible) in a manner that does not, in the case of clause (D), result in a loss of attorney-client (or other legal) privilege, or, in the case of clause (E), result in a violation of applicable Law). Notwithstanding anything to the contrary in this Section 5.7(b), any physical access may be limited to the extent Parent determines in good faith that such limitation is necessary in light of any Emergency Measures, including if providing such access would reasonably be expected to pose a material risk to the general health and safety of the Representatives or commercial partners of Parent or its Subsidiaries. Notwithstanding anything to the contrary in this Section 5.7(b), in no event shall the Company be entitled to review any consolidated, combined, unitary or similar income Tax Returns or any other Tax Returns other than Tax Returns filed by the Vandalia Zero Entities and relating solely to the Vandalia Zero Business. Nothing in this Section 5.7(b) will be construed to require Parent or its Subsidiaries or any of their respective Representatives to prepare any reports, analyses, appraisals, opinions or other information.

(c) Until the Effective Time, the parties hereto will be subject to the terms of the Confidentiality Agreement, and all information exchanged pursuant to this Agreement, including Section 5.7, shall be subject to the terms thereof, notwithstanding anything to the contrary in clause (I)(c) or clause (II) of Section 5.6.

Section 5.8 Indemnification and Insurance.

(a) From and after the Effective Time, by virtue of the Merger, the Surviving Corporation shall assume all obligations of the Company to each current and former director and officer of the Company and each Person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of the Company (each, an “Indemnitee”) in respect of limitation of liability, exculpation, indemnification and advancement of expenses to the extent provided in (i) the Company Charter Documents and (ii) any indemnification agreements between an Indemnitee and the Company, in each and every case of this Section 5.8(a), if solely as and to the extent in effect on the date hereof (and with respect to individual indemnification agreements, to the extent true and complete copies were made available to Parent prior to the date of this Agreement) (the “Existing Obligations”). Without limiting the foregoing, for a period of six (6) years from the Effective Time, the Surviving Corporation shall cause the certificate of incorporation and bylaws of the Surviving Corporation to include provisions for limitation of liabilities of directors and officers, indemnification, advancement of expenses and exculpation of the Indemnitees no less favorable to the Indemnitees than as set forth in the Company Charter Documents as in effect on the date hereof, which provisions, for a period of six (6) years from the Effective Time, shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees except as required by applicable Law.

(b) From and after the Effective Time, the Surviving Corporation shall pay and advance to an Indemnitee any reasonable, documented out-of-pocket third party expenses (including reasonable fees and expenses of legal counsel) in connection with any claim, suit, action, proceeding or investigation (each, a “Claim”) relating to any acts or omissions covered under this Section 5.8 or the enforcement of an Indemnitee’s rights under this Section 5.8 to the fullest extent permitted under applicable Law solely to the extent such obligation is included in the Existing Obligations.

(c) No later than the Effective Time, and for a period of six years from the Effective Time, the Company shall purchase, and if purchased Surviving Corporation shall cause to be maintained in effect, a six-year “tail” prepaid insurance policy providing for the coverage provided by the policies of directors’ and officers’ liability insurance and fiduciary liability insurance in effect as of the date hereof maintained by the Company and its Subsidiaries with respect to acts or omissions occurring before the Effective Time either through the Company’s existing insurance provider or another provider reasonably selected by the Company and acceptable to Parent (the “D&O Tail Policy”).

(d) The provisions of this Section 5.8 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for or limitation of, any other rights to indemnification or contribution that any such Person may have by Contract or otherwise. The obligations of Parent and the Surviving Corporation under this Section 5.8 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 5.8 applies (it being expressly agreed that the Indemnitees to whom this Section 5.8 applies shall be third party beneficiaries of this Section 5.8).

(e) In the event that Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent and the Surviving Corporation shall assume all the obligations thereof set forth in this Section 5.8.

Section 5.9 Employee Matters.

(a) For a period of one year following the Closing Date, but not beyond the date on which the Continuing Employee’s (as defined below) employment with the Surviving Corporation and its Affiliates (including, following the Closing, the Vandalia Zero Entities) terminates (the “Continuation Period”), the Surviving Corporation shall, or shall cause its Subsidiaries to, provide to each individual employed by the Company or any of its Subsidiaries immediately prior to the Closing (each, a “Continuing Employee”) (i) the base salary or hourly wages and cash bonus opportunities (but excluding any Excluded Benefits) that are, in each case, no less favorable than those provided to the Continuing Employee immediately prior to the Closing and (ii) all other employee benefits (other than any Excluded Benefits) that are substantially comparable in the aggregate to the employee benefits provided to the Continuing Employee immediately prior to the Closing. Nothing herein shall prevent Parent or any of its Affiliates (including, after the Closing, the Company and its Subsidiaries and the Vandalia Zero Entities) from terminating the employment of any Continuing Employee during the Continuation Period. Notwithstanding anything to the contrary in this Agreement, and without limiting the generality of the foregoing, the Surviving Corporation shall, or shall cause its Subsidiaries to, provide severance and other termination-related benefits to each Continuing Employee that is terminated after the date hereof and on or prior to the first anniversary of the Closing Date in an amount not less favorable than the amount of severance pay provided to each such Continuing Employee immediately prior to Closing; provided, however, that, for the avoidance of doubt, the foregoing sentence shall not affect Contracts with individual employees of the Company or its Subsidiaries that provide for severance, and the Surviving Corporation shall, and shall cause its Subsidiaries to, comply with such Contracts. The Company shall upon Parent’s request, no less frequently than every 30 days from the date hereof and separately 14 days immediately prior to Closing, make available to Parent an unredacted and updated employee census containing the information set forth in Section 3.12(a).

(b) With respect to any Parent Plan, the Surviving Corporation shall, or shall cause one of its Affiliates to use commercially reasonable efforts to credit each Continuing Employee with, if applicable under such Parent Plan, all service with the Company and its Subsidiaries (and their respective predecessors) for all purposes, including for purposes of eligibility, vesting and benefit accruals (other than for purposes of benefits accrual under any defined benefit plan, or for any purposes under any retiree health and welfare plan, transaction or retention bonus plan, program or agreement or any equity incentive plan, program or agreement (collectively, the “Excluded Benefits”)); provided, however, that such service shall not be credited to the extent that it would result in a duplication of benefits or was not recognized under the corresponding Company Plan.

(c) Without limiting the provisions of Section 5.9(a) or Section 5.9(b), with respect to each Parent Plan that provides medical, dental, vision, prescription drug, life insurance or disability benefits (and to the extent not an Excluded Benefit) in which a Continuing Employee is eligible to participate during the plan year that includes the Closing, Parent shall, or shall cause one of its Affiliates (including, after the Closing, the Company and its Subsidiaries) to use commercially reasonable efforts to, (i) waive all pre-existing condition, actively at work, waiting period and similar requirements that apply to any Continuing Employee (and his or her eligible dependents) to the extent that such requirement was satisfied by, or did not apply to, such Continuing Employee under the corresponding Company Plan as of immediately prior to the commencement of participation in the applicable Parent Plan, and (ii) honor all expenses paid or incurred by the Continuing Employees and their eligible dependents under the corresponding Company Plan during the plan year in which such Continuing Employee or eligible dependent becomes eligible for coverage under such Parent Plan for purposes of satisfying applicable deductible, co-insurance and maximum out-of-pocket expenses for such plan year as if such expenses had been paid or incurred in accordance with such Parent Plan, and to the extent that such expenses would have been recognized for such purpose under the corresponding Company Plan.

(d) If requested by Parent in a writing delivered to the Company following the date hereof and at least ten (10) Business Days prior to the Closing Date, the Company shall take all necessary action to terminate, effective as of no later than the day before the Closing Date, any Company Plan tax qualified under Section 401(k) of the Code (collectively, “Company 401(k) Plans”). The Company shall provide Parent with a copy of documents prepared to effectuate the termination of the Company 401(k) Plans in advance and give Parent a reasonable opportunity to comment on such documents (which comments shall be considered in good faith). In the event that the Company 401(k) Plans are terminated pursuant to the foregoing, effective at the Closing, the Surviving Corporation or its Affiliates shall (i) cause each Continuing Employee who, as of immediately prior to the Closing, was eligible to participate in the Company 401(k) Plans to be immediately eligible to participate in a U.S. tax-qualified defined contribution plan sponsored by the Surviving Corporation or its Affiliates (the “Purchaser 401(k) Plan”) and (ii) take commercially reasonable efforts to cause the Purchaser 401(k) Plan, to accept “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code), including the notes of outstanding loan balances, from the accounts of Continuing Employees under the Company 401(k) Plans.

(e) Prior to the Closing, the Company shall (or shall cause) payment of all amounts due, that would become due with the passage of time or may otherwise become payable in respect of the 2022 Key Employee Retention Program, and 2023 Energy Harbor Annual Incentive Program (the “2023 AIP”) to all executive officer participants as of the Closing Date; provided that to the extent the Closing Date occurs (x) prior to January 1, 2024, the payments under the 2023 AIP shall be based on achievement of target performance and shall be pro-rated for the portion of the year that occurs prior to the Closing Date, or (y) on or following January 1, 2024, the payments under the 2023 AIP shall be based on actual performance.

(f) Prior to the Closing, the Company shall timely (i) fulfill the material requirements in the Collective Bargaining Agreements pertaining to notice and provision of information to the applicable labor unions, other than any such requests that the Company is contesting in good faith, (ii) file any required notice of “reportable event”, within the meaning of Section 4043 of ERISA, with the Pension Benefit Guaranty Corporation, and (iii) file any missing Form 5500s and all schedules thereto for the Company severance plan with the Department of Labor as set forth on Section 3.10(b) of the Company Disclosure Schedule.

(g) Within thirty (30) days, but no more than sixty (60) days, prior to the Closing Date, the Company shall provide to Parent and its counsel an updated reasonably detailed set of calculations (together with all relevant backup data) reflecting the potential impact of Sections 280G and 4999 of the Code in connection with the transactions contemplated hereby, and, the parties shall reasonably cooperate to limit potential adverse Tax consequences under Section 280G of the Code.

(h) Notwithstanding any other provision of this Agreement, nothing contained in this Section 5.9 shall (i) be deemed to be the adoption of, or an amendment to, any Company Plan, Parent Plan or any other employee benefit plan, as that term is defined in Section 3(3) of ERISA, (ii) limit the right of the Company, any of its Subsidiaries, Parent, the Vandalia Zero Entities or any of their respective Affiliates, to amend, modify or terminate any Company Plan, Parent Plan or any other employee benefit plan, program or arrangement, as applicable, (iii) apply to any Continuing Employee who is represented by a labor union with respect to such employee’s employment with the Company or any of its Subsidiaries, to the extent this Section 5.9 conflicts with any applicable collective bargaining agreement governing the terms and conditions of such Continuing Employee’s employment with the Company or any of its Subsidiaries, or (iv) give any Continuing Employee (or dependent or beneficiary thereof) or any other Person who is not a party to this Agreement any right to enforce the provisions of this Section 5.9 or right to continued employment with Company, any of its Subsidiaries, Parent, the Vandalia Zero Entities or any of their respective Affiliates or to any particular term or condition of employment.

Section 5.10 Redemption of Company Preferred Stock. At the Closing, the Company shall redeem all the outstanding shares of Company Preferred Stock on the terms and subject to the conditions set forth in the Certificate of Designation of Series A Preferred Stock of the Company and the Certificate of Designation of Series B Preferred Stock of the Company (as amended from time to time, collectively, the “Certificates of Designation”), as applicable (the “Preferred Redemptions”). The Company shall comply with the terms and conditions of the Certificates of Designations with respect to the Preferred Redemptions in all respects. The Company shall provide Parent with the aggregate amount of such redemption payments (as calculated in accordance with the Certificates of Designation, without interest and less applicable withholding Taxes (determined in accordance with Section 2.2(g)), the “Preferred Stock Redemption Amount”), the allocation thereof among the holders of Company Preferred Stock on the Estimated Closing Calculation Schedule in accordance with Section 2.6, and a copy of the IRS

Form W-9 or IRS Form W-8, as applicable, received from each holder of Company Preferred Stock. At the Closing, the Company shall pay the amount of the Preferred Stock Redemption Amount to the holders of Company Preferred Stock in such allocations as set forth on the Estimated Closing Calculation Schedule. The Company shall not use any Restricted Cash for any payment made in connection with the Preferred Redemptions.

Section 5.11 No Control of Other Party’s Business. Without limiting or otherwise modifying any provision of this Agreement and subject thereto, the parties hereto agree that nothing contained in this Agreement is intended to (a) give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time or (b) give the Company, directly or indirectly, the right to control or direct Parent or its Subsidiaries’ operations. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations. Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 5.12 Company Transaction Expenses. Immediately prior to the Closing, the Company shall pay all Company Transaction Expenses.

Section 5.13 Tax Matters.

(a) All Transfer Taxes (other than Transfer Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or Book-Entry Share as described in Section 2.2(b)) incurred in connection with the Transactions (other than the VZ Contribution) shall be paid 50% by the Company and 50% by Parent.

(b) For United States federal (and applicable state and local) income tax purposes, the parties hereto intend that (i) the contribution of shares of Company Common Stock in exchange for equity interests in an EH Aggregator pursuant to the applicable Rollover Agreements will be treated as a contribution of property to a partnership in exchange for an equity interest in a partnership as described in Section 721(a) of the Code or as a contribution of property to a corporation in exchange for an equity interest in a corporation as described in Section 351(a) of the Code, as applicable, (ii) the contribution of Rollover Shares in exchange for Class B Units (as defined in the JV Co A&R LLC Agreement) pursuant to the applicable Rollover Agreements and the contribution of the Vandalia Zero Entities to JV Co in exchange for Class A Units (as defined in the JV Co A&R LLC Agreement) will be treated as contributions of property to a partnership in exchange for an equity interest in a partnership as described in Section 721(a) of the Code; and (iii) the exchange of shares of Company Common Stock (other than the Rollover Shares and the Restricted Shares and, any other shares of Company Common Stock subject to outstanding Company Equity Awards) for cash pursuant to the Merger will, provided such exchange qualifies as a “substantially disproportionate redemption” pursuant to Section 302(b)(2) of the Code, be treated as a sale or redemption of such shares, as the case may be, governed by Section 1001 of the Code ((i) through (iii) collectively, the “Intended Tax Treatment”). Neither Parent nor the Surviving Corporation (and none of their respective Affiliates) shall file any Tax Return inconsistent with the Intended Tax Treatment except to the extent otherwise required by a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of state, local or foreign law, as appropriate) or a change in applicable Law.

(c) The Company shall use reasonable best efforts to make available to Parent, at least ten (10) Business Days prior to the Closing, a complete copy of the most recent Section 468A(d) schedule of ruling amounts and/or Section 468A(f) special transfer deductions issued by the IRS for each Company QDF and a complete copy of the corresponding request that was filed with the IRS.

(d) At least ten (10) Business Days prior to filing any amended Tax Returns described in Section 5.1(b)(xiii) of the Company Disclosure Schedule, the Company shall provide a copy of such Tax Return to Parent for Parent’s review and consent, such consent not to be unreasonably withheld or delayed.

Section 5.14 Financing.

(a) Parent and Merger Sub shall use reasonable best efforts to arrange and consummate the Debt Financing on the terms and conditions (including the flex provisions) described in the Debt Commitment Letters, including using reasonable best efforts (i) to maintain in effect the Debt Commitment Letters in accordance with the terms and subject to the conditions thereof, (ii) taking into account the Marketing Period, to negotiate and enter into definitive agreements with respect to the Debt Financing (the “Definitive Documents”) on the terms and conditions (including any flex provisions) contained in the Debt Commitment Letters (or on terms that, with respect to conditionality, are not materially less favorable to Parent or Merger Sub than the terms and conditions (including any flex provisions) in the Debt Commitment Letters and that would not adversely affect (including with respect to timing) the ability of Parent and Merger Sub to consummate the Transactions), (iii) to comply with their respective obligations under the Debt Commitment Letters and the Definitive Documents, (iv) to satisfy (or, if reasonably required to obtain the Debt Financing, seek the waiver of) on a timely basis all conditions to funding and/or availability of the Debt Financing in the Debt Commitment Letters and such Definitive Documents that are within the control of Parent, Merger Sub or their respective Affiliates, (v) if the Debt Financing is not funded on the Closing Date, to enforce its rights under the Debt Commitment Letters, and (vi) upon satisfaction of the conditions set forth in the Commitment Letter, consummate the Debt Financing at or prior to the time the Closing is required to occur pursuant to Section 1.3 to the extent necessary to consummate the transaction contemplated hereunder occurring at Closing. Parent and Merger Sub shall furnish correct and complete copies of any such Definitive Documents to the Company promptly upon execution thereof; provided that such Definitive Documents may be redacted in a manner in accordance with this Agreement.

(b) Without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), Parent shall not consent to any amendment or modification to, or any waiver of any provision under, the Debt Commitment Letters that (i) reduces (or has the effect of reducing) the aggregate amount of the Debt Financing (including by increasing the amount of fees to be paid or original issue discount in respect of the Debt Financing (except (i) as set forth in any flex provisions set forth in the Debt Commitment Letters on the date hereof and/or (ii) as expressly contemplated by the Debt Commitment Letter (as in effect on the date hereof))) available at Closing to pay the Required Amount (when taken together with any cash available for use on Parent’s (or its Affiliates’) balance sheet and any other sources available to Parent (or its Affiliates) for such purpose, (ii) imposes new or additional conditions, or amends, replaces, supplements, modifies or otherwise expands any of the conditions as of the date hereof, to the funding and/or availability of the Debt Financing or the consummation of the Transactions when required pursuant to Section 1.3 in a manner that would be more onerous than the conditions to funding contemplated in the Debt Commitment Letters as of the date of this Agreement, (iii) makes the funding of any portion of the Debt Financing (or satisfaction of any condition to obtaining any portion of the Debt Financing) less likely to occur or adversely affects the ability of Parent. or Merger Sub to enforce or cause the enforcement of their respective rights under the Debt Commitment Letters or the Definitive Documents with respect to the Debt Financing relative to their respective ability to enforce or cause the enforcement of their rights under the Debt Commitment Letters or the Definitive Documents as of the date hereof or (iv) would reasonably be expected to prevent or materially impede, impair, hinder or delay the funding and/or availability of the Debt Financing or the consummation of the Transactions when required pursuant to Section 1.3 (it being acknowledged and agreed that, notwithstanding the preceding, Parent may replace, amend or otherwise modify the Debt Commitment Letters to (1) add additional Debt Financing Sources that have not executed the Debt Commitment Letters as of the date hereof, which may result in the termination of the Amendment Commitments (as defined in the Commitment Letter) and/or (2) replace all or a portion of the commitments under the Commitment Letter with permanent financing and/or commitments therefor meeting the requirements of Section 5.14(b)). Parent shall furnish to the Company a copy of any amendment, supplement, modification or waiver entered into by Parent and/or the Debt Financing Sources with respect to the Debt Commitment Letters promptly after execution thereof; provided that such amendment, supplement, modification or waiver may be redacted in a manner in accordance with this Agreement.

(c) Parent shall give the Company prompt written notice if (i) Parent obtains Knowledge of any material breach or default (or any event or circumstance that, with or without notice or the lapse of time or both, would reasonably be expected to result in a material breach or default) by any party to the Debt Commitment Letters or the Definitive Documents, (ii) Parent or Merger Sub receives any written notice or other written communication (including email), in each case, from any Debt Financing Source with respect to any (A) actual or threatened (or allegation of) breach, default, termination or repudiation of the Debt Commitment Letters or any Definitive Document, in each case, with respect to any material provision thereof or that would reasonably be expected to prevent or materially delay the Closing, or (B) material dispute or disagreement between or among any parties to the Debt Commitment Letters or the Definitive Documents, in each case, with respect to the Debt Financing (but excluding, for the avoidance of doubt, any ordinary course negotiations with respect to the terms of the Debt Financing) and (iii) Parent or Merger Sub, has Knowledge that all or any portion of the Debt Financing will not be available to the Company at the Closing on the terms set forth in the Debt Commitment Letters or the Definitive Documents. If any portion of the Debt Financing becomes unavailable on the terms and conditions (including the flex provisions) contemplated in the Debt Commitment Letters or, if applicable, the Definitive Documents, Parent shall (1) promptly notify the Company of such unavailability and to the Knowledge of Parent, the reason therefor (it being understood that in no event will Parent, Merger Sub or any Affiliate thereof be under any obligation to disclose any information that is subject to any applicable legal privileges (including the attorney-client privilege) and (2) use its reasonable best efforts to arrange and cause to be obtained, as promptly as practicable, in replacement thereof alternative financing from the Debt Financing Sources or alternative financing sources (the “Alternative Financing”) in an amount (when taken together with any cash available for use on Parent’s (or any of its Affiliates’) balance sheet and any other sources of capital available to Parent or its Affiliates for such purpose) sufficient to fund the Required Amount and on terms and conditions (including structure, covenants and pricing) not materially less favorable to Parent (including with respect to conditionality and taking into account the flex provisions) than the terms and conditions set forth in the Debt Commitment Letters as in effect on the date hereof (including with respect to conditionality and taking into account the flex provisions). To the extent requested by the Company from time to time in writing, Parent shall keep the Company informed in reasonable detail on a reasonably current basis of the status of its efforts to arrange the Debt Financing or any Alternative Financing and at the request of the Company in writing, Parent shall provide to the Company copies of all material drafts and amendments of the Definitive Documents and all executed copies thereof; provided that such Definitive Documents may be redacted in a manner in accordance with this Agreement. For purposes of this Agreement, references to “Debt Financing” shall include any Alternative Financing arranged or obtained in accordance with this Section 5.14, and “Debt Commitment Letters” and “Definitive Documents” shall include, respectively, such debt commitment letters and any other documents related to such Alternative Financing.

(d) Prior to the Closing, the Company shall use its reasonable best efforts to, and shall cause each of its Subsidiaries to use their commercially reasonable efforts to, and shall use its reasonable best efforts to cause its and their respective Representatives (including legal and accounting) to use their reasonable best efforts to, in each case at Parent’s sole expense, provide Parent and Merger Sub such cooperation reasonably requested by Parent or any Debt Financing Source to arrange, underwrite, obtain, syndicate and/or consummate the Debt Financing, including (but not limited to):

(i) collaborating in preparation of Offering Documents

(ii) making officers of appropriate seniority reasonably available, with appropriate advance notice and at times and locations reasonably acceptable to the Company, for participation in bank meetings, additional bank calls during normal business hours at times to be mutually agreed, road shows and due diligence sessions (including accounting due diligence sessions);

(iii) furnishing Parent and the Debt Financing Sources copies of such historical financial data with respect to the Company and its Subsidiaries prepared in the ordinary course of business and other financial data reasonably requested by Parent or any Debt Financing Source, or as may be required to be delivered to satisfy a condition precedent under the Debt Commitment Letters (including, without limitation, the Required Information that is Compliant), information for the periods required by Rule 3-05(b)(2) of Regulation S-X and, as promptly as practical, all financial statements, pro forma financial information, financial data, audit reports and other information of the type required by Regulation S-X and Regulation S-K under the Securities Act of 1933 and other accounting rules and regulations of the SEC as may reasonably be requested of the type and form required in registration statements filed with the SEC on Form S-1 (including, to the extent necessary and ascertainable or determinable by the Company, customary “flash” financial information);

(iv) furnishing due diligence information (including, subject to the receipt of customary non-reliance letters, reports prepared by third parties) requested by the Debt Financing Sources in connection with the Offering Documents;

(v) furnishing information relating to the compliance by the Company and its subsidiaries with all applicable government laws and regulations;

(vi) assisting with the preparation of customary materials relating to the Company and its Subsidiaries for rating agency presentations, and participating in rating agency meetings, in each case, reasonably requested in connection with the Debt Financing, in each case, with respect to information relating to the Company and its Subsidiaries;

(vii) providing information reasonably requested by Parent or any Debt Financing Source regarding the Company and its Subsidiaries under applicable “know your customer”, anti-money laundering rules and regulations and the USA PATRIOT Act of 2001, as amended, and the Beneficial Ownership Regulation, in each case, at least five (5) Business Days prior to the Closing Date to the extent requested in writing at least ten (10) Business Days prior to the Closing Date;

(viii) providing reasonable and customary authorization letters, confirmations and undertakings to the Debt Financing Sources authorizing the distribution of information relating to the Company and its Subsidiaries to prospective lenders or other debt investors (including with respect to presence or absence of material non-public information and accuracy of the information contained therein);

(ix) providing reasonable and customary assistance in the preparation by Parent of (but not preparing) pro forma financial information and pro forma financial statements (it being understood that Parent shall be responsible for the preparation of any pro forma calculations, any post-Closing or other pro forma cost savings, capitalization, ownership or other pro forma adjustments that may be included therein);

(x) requesting its independent auditors to (A) provide, consistent with customary practice, customary auditors consents and customary comfort letters (including, if relevant, customary “negative assurance” and change period comfort) with respect to financial information relating to the Company and its Subsidiaries as reasonably requested by Parent and necessary or customary for financings similar to the Debt Financing (and to provide such customary officer’s certificates as are requested by the Company’s auditors in connection therewith) and (B) attend accounting due diligence sessions and drafting sessions;

(xi) taking such actions as are reasonably requested by Parent, Merger Sub or the Debt Financing Sources to facilitate the satisfaction of the conditions set forth in the Debt Commitment Letters (to the extent the satisfaction of such conditions requires actions by or cooperation of the Company);

(xii) cooperating in connection with obtaining customary surveys and title policies (including customary title affidavits and similar documentation required in connection therewith) with respect to the Real Property; and

(xiii) requesting its independent accountants to provide reasonable assistance to Parent and Merger Sub consistent with their customary practice (including to provide consent to Parent and Merger Sub to prepare and use their audit reports relating to the Company).

(e) Notwithstanding anything to the contrary, (i) nothing in the preceding clause (d) shall require the Company or its Subsidiaries to cooperate or take other actions to the extent it would interfere unreasonably or materially with the business or operations of the Company or its Subsidiaries (it being acknowledged that subclauses (i) through (xii) of clause (d) above do not so interfere), encumber any of the assets of the Company or any of its Subsidiaries prior to Closing, or require the Company or any of its Subsidiaries to pay any commitment or other fee or make any other payment or incur any other monetary or liability or obligation in connection with the Debt Financing prior to the Closing Date (unless promptly reimbursed by Parent pursuant to the terms of this Agreement), (ii) no obligation of the Company or any of its Subsidiaries under any agreement, certificate, document or instrument executed pursuant to the foregoing shall be effective until the Closing (other than as provided for in subclauses (vii) and (x) of clause (d) above), (iii) none of the boards of directors (or equivalent bodies) of the Company or any of its Subsidiaries shall be required to enter into or adopt any resolutions or take similar action approving or authorizing the Debt Financing, the effectiveness of which is not conditioned upon the occurrence of the Closing, and (iv) nothing herein shall require the Company or its Subsidiaries to (A) execute or deliver any definitive financing agreements, the effectiveness of which is not conditioned upon the occurrence of the Closing, or cause any definitive financing agreements to be signed by any officer or director of the Company that is not continuing on as an officer or director immediately after Closing, (B) take any action that could reasonably be expected to conflict with, or violate, any of the Company’s or its Subsidiaries’ organization documents or applicable Law or result in a breach of the terms of this Agreement, (C) prepare or deliver any legal opinions, or (D) consent to any grant of any Lien on or security interest in the assets of the Company or any of its Subsidiaries, the effectiveness of which is not conditioned upon the occurrence of the Closing, or the pre-filing of UCC-1 financing statements prior to the Closing in connection therewith.

(f) Parent shall indemnify and hold harmless the Company, its Subsidiaries and its and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by any of them in connection with the arrangement of the Debt Financing (including any Alternative Financing) and the performance of their respective obligations under Section 5.14(d), other than to the extent any of the foregoing arises from the fraud, bad faith, gross negligence or willful misconduct of, or material breach of this Agreement by, the Company or any of its Subsidiaries or their respective Representatives. Parent shall, promptly upon request by the Company, reimburse the Company and its Subsidiaries for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ and accountants’ fees) incurred by the Company or its Subsidiaries in connection with the arrangement of the Debt Financing (including any Alternative Financing) and the performance of their respective obligations under Section 5.14(d). The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing; provided, however, that such logos are used solely in a manner that is not intended, or reasonably likely, to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.

(g) The Company will use its reasonable best efforts, and will cause each of its Subsidiaries to use its respective reasonable best efforts, to periodically update any Required Information provided to Parent and the Debt Financing Sources as may be necessary so that such Required Information (i) is Compliant, (ii) meets the applicable requirements set forth in the definition of “Required Information” and (iii) would not, after giving effect to such update(s), cause the Marketing Period to cease pursuant to the definition of “Marketing Period.” For the avoidance of doubt, Parent may, to most effectively access the financing markets, request the cooperation of the Company and its Subsidiaries under this Section 5.14 at any time, and from time to time on multiple occasions, between the date hereof and the Closing Date.

(h) If, in connection with a marketing effort contemplated by the Debt Commitment Letters or any other Debt Financing, Parent reasonably requests (reasonably in advance of any requested filing) that the Company make publicly available information that would otherwise contain material non-public information regarding the Company and its Subsidiaries, which information is necessary or customary to include in the Offering Documents for the Debt Financing and Parent reasonably determines (and the Company does not reasonably object on the basis that the proposed filing would violate applicable Law or an obligation of confidentiality) to include in an Offering Document for the Debt Financing, then, upon each of Parent’s and the Company’s review of such filing, the Company shall cause such information to be made publicly available in a manner reasonably acceptable to Parent.

Section 5.15 Department of Energy Recoveries.

(a) Within 90 days following the date of this Agreement, the Company or its Subsidiaries shall provide all necessary notices required under or related to the Standard Contracts for Spent Fuel Disposal maintained by the Company in connection with the Transaction. The Company and its Subsidiaries shall use their reasonable best efforts, in cooperation with Parent, to ensure that the Spent Fuel Settlement Agreement is unaffected by the Transaction.

(b) From and after Closing, the Surviving Corporation shall exclusively retain all rights and obligations under the Standard Contracts for Spent Fuel Disposal for the Company’s Nuclear Sites, including all rights to claims against the United States or the Department of Energy in connection therewith (including any settlements). For the avoidance of doubt, from and after the Closing Date, none of Company’s prior Affiliates, owners, stockholders, equity holders or beneficiaries of the Transaction shall retain any right to litigation or settlement proceeds received in connection with the Standard Contracts for Spent Fuel Disposal, including for any diminution in value, residual rights to recoveries, or other claims or damages theory associated therewith.

Section 5.16 Company Debt Payoff. In the event that prior to the Closing the Company does not obtain a consent, waiver or amendment in respect of the Indebtedness set forth in clause (iii) of Section 3.17(a) of the Company Disclosure Schedule referred to as the “Zero Carbon Letter of Credit Facility” providing that the consummation of the Transactions shall not conflict with or violate the provisions thereof, in form and substance reasonably acceptable to Parent, then at least four (4) Business Days prior to the Closing, Company shall obtain and deliver to Parent one or more payoff letters and lien release documentation in form and substance customary for transactions of this type and reasonably acceptable to Parent (collectively, the “Payoff Letters”) for such Indebtedness, which Payoff Letters shall, among other things, include the payoff amount and provide that Liens (and guarantees), if any, granted in connection therewith relating to the assets, rights and properties of the Company and/or its Subsidiaries securing such indebtedness and any other obligations secured thereby shall, upon the payment of the amount set forth in the applicable Payoff Letter on the Closing Date as of the Closing (the “Debt Payoff Amount”), be released and terminated; provided however that for purposes of clarification in such event the Parent shall cause, if necessary, any outstanding letters of credit issued thereunder to be collateralized, backstopped or otherwise replaced as part of such payoff.

Section 5.17 Transaction Litigation. The Company shall promptly (and in any event, within two (2) Business Days) notify Parent of any Proceeding (including any derivative claim) against the Company and/or its directors, officers or employees relating to the Merger or the Transactions (collectively, the “Transaction Litigation”) (including by providing copies of all pleadings with respect thereto and information relating to such Proceeding as Parent and its Representatives may reasonably request) and keep Parent reasonably informed on a reasonably prompt basis regarding any Transaction Litigation and all material developments relating thereto. The Company will (a) give Parent the opportunity and right to participate, at Parent’s expense, in the defense, settlement or prosecution of any Transaction Litigation, (b) consult with Parent with respect to the defense, settlement and prosecution of any Transaction Litigation and (c) consider in good faith Parent’s advice with respect to such Transaction Litigation. The Company will obtain the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed) prior to ceasing to defend, consenting to the entry of any judgment, settling or satisfying any such claim.

Section 5.18 Fossil Asset Contracts. Prior to the Closing, the Company shall, and shall cause its Subsidiaries, to use reasonable best efforts to terminate, assign or otherwise transfer each of the Contracts set forth on Section 5.18 of the Company Disclosure Schedule to Persons other than the Company and its Subsidiaries without any further liability or obligation of the Company or any of its Subsidiaries with respect thereto.

Section 5.19 Perry Cooling Tower Permitting. The Company shall either (i) provide documentary evidence (which may include an opinion of counsel) reasonably satisfactory to Parent and Merger Sub (x) that no air quality operating permit (from any state or federal agency with jurisdiction) is required for the operation of the Perry Cooling Tower, including as a result of an exemption from a requirement to obtain an air operating permit from any state or federal agency with jurisdiction or (y) that the Company has in place an applicable air operating permit or written authorization from any state or federal agency with jurisdiction allowing for the operation of the Perry Cooling Tower absent an air operating permit, or (ii) file a complete application, diligently prosecute and, if necessary, use best efforts to obtain a new air operating permit that is final and that would reasonably be expected to allow for the continued operation of the Perry Cooling Tower without any material adverse changes in operations or the incurrence of material costs.

Section 5.20 Perry NRC License Renewal. The Company shall, and shall cause its applicable Subsidiaries, to submit the Perry NRC License Renewal to the NRC on or before September 30, 2023 and shall consult with Parent with respect thereto. Subject to applicable Law, Parent shall have the right to review and comment and approve (not to be unreasonably withheld or delayed) the initial Perry NRC License Renewal and any material updates thereto to NRC, including responses to requests for additional information or supplements to the application in connection therewith.

Section 5.21 Company Audited Financial Statements. Within thirty (30) days from the date of this Agreement, the Company shall deliver to Parent true and complete copies of the audited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2022 and the related audited consolidated statements of operations and comprehensive income (loss), changes in stockholders’ equity and cash flows for the period then ended.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1 Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each party hereto to consummate the Transactions shall be subject to the satisfaction (or waiver, if permissible under applicable Law) as of the Closing of the following conditions:

(a) Company Stockholder Approval. The Stockholder Approval shall have been obtained.

(b) Required Approvals. All waiting periods (and any extensions thereof) applicable to the Transactions under the HSR Act, and any commitment to, or agreement (including any timing agreement) with, any Governmental Authority to delay the consummation of, or not to consummate before a certain date, the Transactions, shall have been terminated or shall have expired, and all other Regulatory Approvals shall have been obtained.

(c) No Injunctions or Restraints. No Law or Order enacted, promulgated or issued by any Governmental Authority (collectively, “Restraints”) shall be in effect enjoining, restraining, preventing or prohibiting consummation of any of the Transactions or making the consummation of the Merger illegal.

Section 6.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Transactions are further subject to the satisfaction (or waiver, if permissible under applicable Law) as of the Closing of the following conditions:

(a) Representations and Warranties.

(i) The representations and warranties of the Company set forth in Section 3.1 (Organization, Standing and Corporate Power), Section 3.2 (Capitalization), Section 3.3(a), Section 3.3(b) and clause (i) of Section 3.3(c) (Authority; Noncontravention), Section 3.6(a) (Absence of Certain Changes), Section 3.15 (Antitakeover Statutes) and Section 3.18 (Brokers and Other Advisors) shall be true and correct as of the Effective Time as though made as of the Effective Time (except to the extent that such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be so true and correct are de minimis.

(ii) The representations and warranties of the Company set forth in this Agreement, excluding the representations and warranties identified in the foregoing clauses (i) and (ii), shall be true and correct (disregarding all qualifications and exceptions contained therein relating to materiality or Company Material Adverse Effect) as of the Effective Time as though made as of the Effective Time (except to the extent that such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure to be true and correct would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed or complied with by it under this Agreement at or prior to the Closing.

(c) No Company Material Adverse Effect. Since the date of this Agreement, no event, change, fact, condition, circumstance or occurrence shall have occurred that would reasonably be expected to have a Company Material Adverse Effect.

(d) Fossil Divestment Transactions. (i) (x) Each of the Fossil Divestment Agreements is in full force and effect in all material respects and has not been changed, amended, supplemented or otherwise modified following the date hereof in any material respect, and (y) no party to any of the Fossil Divestment Agreements is in breach or violation thereof or thereunder in any material respect, and (ii) each of the transactions contemplated by the Fossil Divestment Agreements (including the transfer of each Environmental Permit that pertains to any of the assets or properties that are being disposed of pursuant thereto) shall have been consummated in accordance with the terms and conditions thereof in all material respects, and Parent shall have received a certificate signed on behalf of the Company (without personal liability) by an executive officer of the Company to such effect; provided, however, that if any of the transactions contemplated by any Fossil Divestment Agreement are terminated, the condition set forth herein shall be satisfied if the Company or its Subsidiaries consummates such terminated transactions on or prior to the Closing Date on terms and conditions that are no less favorable in any material respect to the Company and its Subsidiaries as those set forth in the applicable Fossil Divestment Agreement.

(e) Officer’s Certificate. Parent shall have received a certificate signed on behalf of the Company (without personal liability) by an authorized officer of the Company stating that the conditions specified in Section 6.2(a), Section 6.2(b), Section 6.2(c), Section 6.2(d), Section 6.2(f), Section 6.2(h) and Section 6.2(j) have been satisfied.

(f) Decommissioning Trusts Tax Value. The after-tax value of assets held in each Decommissioning Trust meets or exceeds the applicable Minimum Amount; provided that such after-tax value shall be determined in good faith by the Company pursuant to its ordinary course procedures for determining such value.

(g) No Burdensome Conditions. No Governmental Authority has imposed and no Regulatory Approval contains or constitutes, individually or in the aggregate, a Burdensome Condition.

(h) Casualty Loss. No Casualty Loss with respect to any Facility has occurred which is anticipated to have Restoration Costs for such Facility in excess of $500,000,000.

(i) Closing Deliverables. Parent shall have received the items required to be delivered to it pursuant to Section 2.7.

Section 6.3 Conditions to Obligations of the Company. The obligation of the Company to consummate the Transactions is further subject to the satisfaction (or waiver, if permissible under applicable Law) as of the Closing of the following conditions:

(a) Representations and Warranties.

(i) The representations and warranties of Parent and Merger Sub set forth in Section 4.1 (Organization, Standing and Corporate Power) and Section 4.2(a) and clause (i) of Section 4.2(b) (Authority; Noncontravention), and Section 4.5 (Brokers and Other Advisors) shall be true and correct in all material respects as of the Effective Time as though made as of the Effective Time (except to the extent that such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date).

(ii) The representations and warranties of Parent and Merger Sub set forth in this Agreement, excluding the representations and warranties identified in the foregoing clause (i), shall be true and correct (disregarding all qualifications and exceptions contained therein relating to materiality or Parent Material Adverse Effect) as of the Effective Time as though made as of the Effective Time (except to the extent that such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure to be true and correct would not, individually or in the aggregate, have or reasonably be expected to have a Parent Material Adverse Effect.

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them, respectively, under this Agreement at or prior to the Closing.

(c) VZ Contribution. The VZ Contribution shall have been consummated substantially in accordance with the terms of this Agreement in all material respects, other than to the extent the same would not be material and adverse to the Vandalia Zero Entities, taken as a whole.

(d) Officer’s Certificate. The Company shall have received a certificate signed on behalf of Parent (without personal liability) by an authorized officer of Parent stating that the conditions set forth in stating that the conditions specified in Section 6.3(a), Section 6.3(b) and Section 6.3(c) have been satisfied.

ARTICLE VII

TERMINATION

Section 7.1 Termination. This Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time (notwithstanding prior delivery of the Written Consent to the Company and Parent):

(a) by the mutual written consent of the Company and Parent; or

(b) by either of the Company (by written notice to Parent and Merger Sub) or Parent (by written notice to the Company):

(i) if the Merger has not been consummated by the date that is 12 months following the date of this Agreement (such date, as it may be extended pursuant to the provisions of this Agreement, the “End Date”); provided, however, that if the Closing has not occurred by such date by reason of nonsatisfaction of any of the conditions set forth in Section 6.1(b) or Section 6.1(c), then either the Company or Parent, each in its sole discretion, may extend the End Date to the date that is 15 months following the date of this Agreement; provided, further, that (A) the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available to a party if the failure of the Closing to occur by the End Date was primarily due to the material breach of any of such party’s covenants or agreements under this Agreement and (B) if the Marketing Period shall have begun but not be completed by the End Date, then Parent may elect to extend the End Date to the last day of the Marketing Period; or

(ii) if any Restraint having the effect set forth in Section 6.1(c) shall be in effect and shall have become final and non-appealable or if any Governmental Authority that must grant a clearance, consent, approval or waiver required by Section 6.1(b) shall have denied such clearance, consent, approval or waiver and such denial has become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 7.1(b)(ii) shall not be available to a party if the issuance of such final and non-appealable Restraint was primarily due to the material breach of any of such party’s covenants or agreements under this Agreement; or

(c) by Parent (by written notice to the Company):

(i) if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.2(a) or Section 6.2(b), respectively, and (B) cannot be cured by the Company by the End Date or, if capable of being cured, shall not have been cured within 30 days following receipt by the Company of written notice from Parent of such breach; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(i) if Parent or Merger Sub has materially breached any of its covenants or agreements hereunder which breach has resulted in the failure of the condition set forth in Section 6.3(b);

(ii) if the aggregate Restoration Costs with respect to any one or more Casualty Losses is equal to or greater than $750,000,000;

(iii) if (A) all of the conditions set forth in Section 6.1 and Section 6.3 have been and continue to be satisfied or waived (other than those conditions that by their terms or nature are to be satisfied at the Closing and that would be satisfied if the Closing were consummated), (B) Parent has notified the Company in writing that Parent and Merger Sub stand ready, willing and able to consummate the Transactions at the Closing and (C) the Company fails to consummate the Transactions within five (5) Business Days after the date of receipt of the written notice referenced in clause (B) of this Section 7.1(c)(iii); or

(iv) if the Written Consent has not been delivered by the Company to Parent within thirty (30) days of the execution and delivery of this Agreement; provided that if the Written Consent has not been delivered within such period, then the Company shall have thirty (30) days to cure; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(iv) if it has not so validly terminated this Agreement within five (5) Business Days after the end of such cure period and prior to the delivery of such Written Consent; or

(d) by the Company (by written notice to Parent and Merger Sub):

(i) if Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.3(a) or Section 6.3(b), respectively, and (B) cannot be cured by Parent or Merger Sub by the End Date or, if capable of being cured, shall not have been cured within 30 days following receipt by Parent and Merger Sub of written notice from the Company of such breach; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(d) if it has materially breached any of its covenants or agreements hereunder which breach has resulted in the failure of the condition set forth in Section 6.2(b); or

(ii) if (A) the Marketing Period has ended and all the conditions set forth in Section 6.1 and Section 6.2 have been and continue to be satisfied (other than those conditions that by their terms or nature are to be satisfied at the Closing and that would be satisfied if the Closing were consummated), (B) the Company has notified Parent and Merger Sub in writing that the Company stands ready, willing and able to consummate the Transactions at the Closing and (C) Parent and Merger Sub fail to consummate the Transactions within five (5) Business Days after their receipt of the written notice referenced in clause (B) of this Section 7.1(d)(ii).

Section 7.2 Effect of Termination. In the event of a valid termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent or Merger Sub, on the one hand, or the Company, on the other hand, except that (a) such termination shall not relieve a party hereto from liability for damages to the extent such liability results from a Willful and Material Breach or Fraud by such party and (b) Section 3.30, Section 4.23, this Section 7.2, Section 7.3 and ARTICLE VIII (other than Section 8.9(a), except for purposes of the foregoing Sections) shall survive such termination. In addition, the Confidentiality Agreement shall survive termination of this Agreement in accordance with its terms.

Section 7.3 Termination Fee.

(a) In the event that this Agreement is validly terminated by Parent pursuant to Section 7.1(c)(i) (and, for purposes of this Section 7.3(a), disregarding any breaches of representations or warranties), Section 7.1(c)(iii) or Section 7.1(c)(iv) then the Company shall within two (2) Business Days of such termination pay or cause to be paid to Parent or its designee an amount equal to $400,000,000 (the “Company Termination Fee”) by wire transfer of immediately available funds to an account or accounts designated in writing by Parent.

(b) In the event that this Agreement is validly terminated by the Company pursuant to Section 7.1(d)(i) (and, for purposes of this Section 7.3(b), disregarding any breaches of representations or warranties) or Section 7.1(d)(ii), then Parent shall within two (2) Business Days of such termination pay or cause to be paid to the Company or its designee an amount equal to $225,000,000 (the “Parent Termination Fee”) by wire transfer of immediately available funds to an account or accounts designated in writing by the Company.

(c) In the event that this Agreement is validly terminated by Parent pursuant to Section 7.1(c)(i) (and, for purposes of this Section 7.3(c) solely for breaches of representation or warranties), then the Company shall pay or cause to be paid to Parent or its designee an amount equal to all of the reasonable, documented, out-of-pocket expenses actually incurred by Parent in connection with this Agreement and the Transactions (such amount, the “Company Expense Reimbursement”) up to a maximum amount of $20,000,000, by wire transfer of immediately available funds to an account or accounts designated in writing by Parent. Parent shall send the Company a written notice within two (2) Business Days of such termination specifying the amount of the Company Expense Reimbursement calculated in accordance with the immediately preceding sentence, including reasonable supporting detail therefor. The Company shall pay or cause to be paid to Parent the Company Expense Reimbursement within two (2) Business Days of Parent duly delivering such notice in accordance with the immediately preceding sentence.

(d) In the event that this Agreement is validly terminated by the Company pursuant to Section 7.1(d)(i) (and, for purposes of this Section 7.3(d), solely for breaches of representations or warranties), then Parent shall pay or cause to be paid to the Company or its designee an amount equal to all of the reasonable, documented, out-of-pocket expenses actually incurred by the Company in connection with this Agreement and the Transactions (such amount, the “Parent Expense Reimbursement”) up to a maximum amount of $20,000,000, by wire transfer of immediately available funds to an account or accounts designated in writing by the Company. The Company shall send Parent a written notice within two Business Days of such termination specifying the amount of the Parent Expense Reimbursement calculated in accordance with the immediately preceding sentence, including reasonable supporting detail therefor. Parent shall pay or cause to be paid to the Company the Parent Expense Reimbursement within two Business Days of the Company duly delivering such notice in accordance with the immediately preceding sentence.

(e) Notwithstanding anything to the contrary in Section 7.2 or otherwise in this Agreement, Payment of the Company Termination Fee or Company Expense Reimbursement shall constitute the sole and exclusive monetary remedy (whether based in contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Laws or otherwise) of Parent and Merger Sub (or any of their respective Affiliates or Representatives) against the Company and its Subsidiaries and their respective current, former or future Affiliates and Representatives for any loss suffered as a result of the failure of the Transactions to be consummated. Upon payment of the Company Termination Fee or the Company Expense Reimbursement, none of the Company or its Subsidiaries or any of their respective current, former or future Affiliates or Representatives shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions. In no event shall the Company be required to pay the Company Termination Fee or the Company Expense Reimbursement, as applicable, on more than one occasion, and in no event shall the Company be required to pay both the Company Termination Fee and the Company Expense Reimbursement. For the avoidance of doubt, Parent and Merger Sub may pursue both a grant of specific performance and the payment of the Company Termination Fee or the Company Expense Reimbursement, as applicable, but under no circumstance will Parent or Merger Sub be entitled to receive both a grant of specific performance to cause the Closing to be consummated and the Company Termination Fee or the Company Expense Reimbursement, as applicable. In the event that this Agreement may be terminated pursuant to one or more provisions of Section 7.1, such that Parent would be entitled to either payment of the Company Termination Fee or the Company Expense Reimbursement, Parent may choose, in its sole discretion, the termination provision that results in the payment of the Company Termination Fee.

(f) Notwithstanding anything to the contrary in Section 7.2 or otherwise in this Agreement, Payment of the Parent Termination Fee or Parent Expense Reimbursement shall constitute the sole and exclusive monetary remedy (whether based in contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Laws or otherwise) of the Company (or any of its Affiliates or Representatives) against Parent, Merger Sub, their respective Subsidiaries and their respective current, former or future Affiliates and Representatives for any loss suffered as a result of the failure of the Transactions to be consummated. Upon payment of the Parent Termination Fee or Parent Expense Reimbursement, none of Parent, Merger Sub, their respective Subsidiaries or any of their respective current, former or future Affiliates or Representatives shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions. Upon payment of the Parent Termination Fee or the Parent Expense Reimbursement, none of Parent or Merger Sub or any of their respective current, former or future Affiliates or Representatives shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions. In no event shall Parent be required to pay the Parent Termination Fee or the Parent Expense Reimbursement, as applicable, on more than one occasion, and in no event shall Parent be required to pay both the Parent Termination Fee and the Parent Expense Reimbursement. For the avoidance of doubt, the Company may pursue both a grant of specific performance and the payment of the Parent Termination Fee or the Parent Expense Reimbursement, as applicable, but under no circumstances will the Company be entitled to receive both a grant of specific performance to cause the Closing to be consummated and the Parent Termination Fee or the Parent Expense Reimbursement, as applicable. In the event that this Agreement may be terminated pursuant to one or more provisions of Section 7.1, such that the Company would be entitled to either payment of the Parent Termination Fee or the Parent Expense Reimbursement, the Company may choose, in its sole discretion, the termination provision that results in the payment of the Parent Termination Fee.

(g) Each of the parties hereto acknowledges and agrees that the agreements contained in this Section 7.3 are integral parts of the Transactions and that, without these agreements, Parent and Merger Sub, on the one hand, and the Company, on the other hand, would not have entered into this Agreement. Each of the parties hereto further acknowledges and agrees that payment of the Parent Termination Fee, Company Termination Fee, Parent Expense Reimbursement or Company Expense Reimbursement, as applicable, if, as and when required pursuant to this Section 7.3, shall not constitute a penalty but will be liquidated damages, in a reasonable amount that will compensate Parent for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision.

ARTICLE VIII

MISCELLANEOUS

Section 8.1 No Survival of Representations and Warranties and Covenants. Except for Section 3.30 and Section 4.23, none of the representations and warranties or covenants in this Agreement or in any instrument delivered pursuant to this Agreement, or any claim with respect thereto, shall survive the Closing, other than Fraud against the party hereto committing such Fraud; provided that, notwithstanding the foregoing, to the extent any covenant or agreement in this Agreement of the parties hereto by its terms expressly contemplates performance in whole or in part after the Closing, then such covenant or agreement shall survive the Effective Time (but only to the extent that such covenant or agreement by its terms expressly contemplates performance after the Closing and only in accordance with its respective terms).

Section 8.2 Fees and Expenses. Except as expressly provided in this Agreement, including Section 5.13, and Section 7.3, whether or not the Transactions are consummated, all fees and expenses incurred in connection with the Transactions and this Agreement shall be paid by the party hereto incurring or required to incur such fees or expenses.

Section 8.3 Amendment or Supplement. At any time prior to the Effective Time, this Agreement may be amended or supplemented by written agreement of all the parties hereto and delivered by duly authorized officers of the respective parties; provided, further, that no amendment or waiver to this Section 8.3, Section 8.5 and/or Section 8.14 (or any defined term used therein (or to any other provision or definition of this Agreement to the extent that such amendment or waiver would modify the substance of any such foregoing Section or defined term used therein)) that is adverse to any Debt Financing Source shall be effective as to such Debt Financing Source without the written consent of such Debt Financing Source

Section 8.4 Waiver. At any time prior to the Effective Time, any party hereto may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of any other party hereto, (b) extend the time for the performance of any of the obligations or acts of any other party hereto or (c) waive compliance by the other party with any of the agreements contained herein or, except as otherwise provided herein, waive any of such party’s conditions. No failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

Section 8.5 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, delegated or transferred, in whole or in part, by operation of Law or otherwise, by any of the parties hereto without the prior written consent of the other parties hereto; provided that, notwithstanding the foregoing, each of Parent and Merger Sub may (a) transfer or assign all or any other portion of its rights and obligations under this Agreement without the consent of the Company to any one or more of its Affiliates but such transfer or assignment shall not release Parent or Merger Sub, as applicable, from its obligations hereunder and (b) collaterally assign its rights hereunder as security for any of its secured financing obligations (including, for the avoidance of doubt, in connection with the Debt Commitment Letters and the Definitive Documents related to the Debt Financing). Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 8.5 shall be null and void.

Section 8.6 Counterparts. This Agreement may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered (by electronic communication or otherwise) to the other parties. Delivery of an executed counterpart of a signature page of this Agreement by electronic image scan transmission shall be effective as delivery of a manually executed counterpart of this Agreement.

Section 8.7 Entire Agreement; No Third-Party Beneficiaries. Subject to Section 8.14, this Agreement (including the Exhibits hereto), the Company Disclosure Schedule, the Parent Disclosure Schedule, the Debt Commitment Letters and the Confidentiality Agreement (a) constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof and (b) are not intended to confer, and shall not be construed as conferring, upon any Person other than the parties hereto and thereto (and their respective successors and permitted assigns) any rights, claims, actions or remedies hereunder or thereunder. Notwithstanding anything to the contrary contained herein, (i) the Non-Party Affiliates shall be third-party beneficiaries of Section 8.15 and (ii) the Indemnitees shall be third-party beneficiaries of Section 5.8.

Section 8.8 Governing Law; Jurisdiction.

(a) Each party hereto irrevocably consents to the service of process outside the territorial jurisdiction of the courts referred to in this Section 8.8 in any such action or proceeding by mailing copies thereof by registered or certified United States mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to Section 8.11; provided, however, that the foregoing shall not limit the right of a party hereto to effect service of process on the other party by any other legally available method.

(b) This Agreement will be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. In addition, each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, will be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the Transactions in any court other than the aforesaid courts. Each of the parties hereto by this Agreement irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve in accordance with Section 8.8(a), (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable Law, any claim that (A) the action or proceeding in such court is brought in an inconvenient forum, (B) the venue of such action or proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. The parties hereto agree that a final trial court judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law; provided, however, that nothing in the foregoing shall restrict any party’s hereto rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment.

Section 8.9 Remedies.

(a) Specific Performance. The parties hereto acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions, or any other appropriate form of equitable relief, to prevent breaches of this Agreement and to enforce specifically the performance of the terms and provisions of this Agreement in any court referred to in Section 8.8(b), without the necessity of proving the inadequacy of money damages as a remedy (and each party hereto hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The right to specific enforcement shall include the right of (i) the Company to cause Parent and Merger Sub to cause the Merger and the other Transactions to be consummated on the terms and subject to the conditions set forth in this Agreement and (ii) either Parent or Merger Sub to cause the Company to cause the Merger and the other Transactions to be consummated on the terms and subject to the conditions set forth in this Agreement. The parties hereto further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy or that posting security is required. Each of the parties hereto acknowledges and agrees that the right of specific enforcement is an integral part of the Transactions and without such right, none of the parties hereto would have entered into this Agreement.

(b) WAIVER OF REMEDIES. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT, BUT EXCEPT AS PROVIDED IN Section 7.3, NO PARTY NOR ANY OF ITS AFFILIATES SHALL BE LIABLE TO ANY OTHER PARTY OR ANY OF ITS AFFILIATES FOR SPECIAL, PUNITIVE, EXEMPLARY, INCIDENTAL, CONSEQUENTIAL, OR INDIRECT DAMAGES, OR LOST PROFITS, DIMINUTION IN VALUE, LOSSES CALCULATED BY REFERENCE TO ANY MULTIPLE OF EARNINGS OR EBITDA (OR OTHER VALUATION METHODOLOGY), DAMAGE TO REPUTATION OR LOSS OF GOODWILL, WHETHER BASED ON CONTRACT, TORT STRICT LIABILITY, OTHER LAW OR OTHERWISE AND WHETHER OR NOT ARISING FROM THE OTHER PARTY’S OR ANY OF ITS AFFILIATES’ SOLE, JOINT OR CONCURRENT NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT; PROVIDED THAT THIS SECTION 8.9(b) SHALL NOT BE A LIMITATION ON ANY OBLIGATION WITH RESPECT TO A THIRD PARTY CLAIM RELATING TO SUCH OBLIGATION.

Section 8.10 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THE TRANSACTIONS. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 8.10.

Section 8.11 Notices. All notices, requests, claims, demands and other communications under this Agreement to any party hereunder shall be in writing and shall be deemed given on the date of delivery if delivered personally or sent via electronic mail prior to 6:00 p.m. ET (provided that no “bounce back” or similar message of non-delivery is received with respect thereto), in each case to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Parent or Merger Sub, to:

Vistra Corp.
6555 Sierra Drive
Irving, Texas 75039
Attention:	Stephanie Zapata Moore
Email:

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP
811 Main Street, #3700
Houston, TX 77002
Attention:	Trina Chandler
Email:

If to the Company, to:

Energy Harbor Corp.
168 E Market St.
Akron, OH 44308
Attention:	John Kiani
John W. Judge
Email:

with a copy (which shall not constitute notice) to:

Dechert LLP
1095 Avenue of the Americas
New York, NY 10036
Attention:	Mark E. Thierfelder
Eric S. Siegel
Michael S. Darby
Email:

Section 8.12 Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

Section 8.13 Interpretation.

(a) The headings contained in this Agreement and in the table of contents to this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement. References to “this Agreement” shall include the Company Disclosure Schedule and the Parent Disclosure Schedule. All Exhibits hereto are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any terms used in the Company Disclosure Schedule, the Parent Disclosure Schedule, any Exhibit or any certificate or other document made or delivered pursuant hereto but not otherwise defined therein shall have the meaning as defined in this Agreement. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The word “will” shall be construed to have the same meaning as the word “shall”. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The word “or” shall not be exclusive and have the meaning represented by the term “and/or”. The phrase “date of this Agreement” or “date hereof” shall be deemed to refer to March 6, 2023. All references to “dollars” or “$” shall refer to the lawful currency of the United States. Any references to dollar amount thresholds shall not be deemed to be evidence of a material adverse effect or materiality and shall not impact the interpretation of “material”, Parent Material Adverse Effect or Company Material Adverse Effect. Unless the context requires otherwise (i) any definition of or reference to any Law herein shall be construed as referring to such Law as from time to time amended, supplemented or otherwise modified, including by succession of comparable successor statutes and references to the rules and regulations promulgated thereunder, (ii) any reference herein to any Person shall be construed to include such Person’s successors and permitted assigns in accordance with the terms and conditions of this Agreement, (iii) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof and (iv) all references herein to Articles, Sections and Exhibits shall be construed to refer to Articles and Sections of, and Exhibits to, this Agreement. The word “Law” shall be deemed to be preceded by the word “applicable”. Any reference to “breach”, “default” or “violation” shall be deemed followed by the phrase “with or without notice or lapse of time or both” whether or not so specified. The word “within” with respect to a particular day or date shall mean a period ending at the end of such day or date. Whenever the last day for the exercise of any privilege or the discharge of any duty hereunder shall fall upon a day that is not a Business Day, the party having such privilege or duty may exercise such privilege or discharge such duty on the next succeeding day which is a Business Day. The words “made available” shall include (unless otherwise specified), with respect to a particular document, item or other piece of information, inclusion and availability (a) by the Company to Parent in the virtual data room hosted by Intralinks in connection with the Transactions prior to the execution of this Agreement or (a) by Parent or Merger Sub to the Company in the virtual data room hosted by Intralinks in connection with the Transactions prior to the execution of this Agreement.

(b) The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. The parties hereto hereby acknowledge and agree that: (a) the provisions of and limitations of remedies in this Agreement were specifically bargained for among the parties hereto and were taken into account by the parties in arriving at the amount of the Merger Consideration, and (b) the parties hereto have voluntarily agreed to define their rights, liabilities and obligations respecting the transactions contemplated hereby exclusively in contract pursuant to the express terms and provisions of this Agreement and the other Transaction Documents.

Section 8.14 Debt Financing Sources. Notwithstanding anything in this Agreement to the contrary, but in all cases subject to and without in any way limiting the rights and claims of Parent or any of its Affiliates under and pursuant to any Debt Commitment Letter or other applicable Definitive Document relating to the Debt Financing, the Company hereby:

(a) agrees that any claim, action, suit, investigation or other proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving the Debt Financing Sources, arising out of or relating to, this Agreement and/or the Debt Financing or any of the agreements entered into in connection therewith or any of the transactions contemplated hereby or thereby or the performance of any services thereunder or in respect of any oral representations made or alleged to have been made in connection herewith or therewith shall be subject to the exclusive jurisdiction of the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York sitting in New York County (and appellate courts thereof) and each party hereto irrevocably submits itself and its property with respect to any such claim, action, suit, investigation or other proceeding to the exclusive jurisdiction of such court;

(b) agrees that any such claim, action, suit, investigation or other proceeding shall be governed by the Laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the Laws of another state), except as otherwise provided in any Debt Commitment Letter or other applicable Definitive Document relating to the Debt Financing;

(c) agrees not to bring or support or permit any of its respective Affiliates to bring or support any claim, action, suit, investigation or other proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Source in any way arising out of or relating to, this Agreement or the Debt Financing or any of the transactions contemplated hereby or the performance of any services thereunder in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York sitting in New York County (and appellate courts thereof);

(d) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such claim, action, suit, investigation or other proceeding in any such court;

(e) KNOWINGLY, INTENTIONALLY AND VOLUNTARILY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW TRIAL BY JURY IN ANY CLAIM, ACTION, SUIT, INVESTIGATION OR OTHER PROCEEDING BROUGHT AGAINST ANY DEBT FINANCING SOURCE RELATED PARTY IN ANY WAY ARISING OUT OF OR RELATING TO, THIS AGREEMENT OR THE DEBT FINANCING OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY OR THE PERFORMANCE OF ANY SERVICES THEREUNDER;

(f) agrees that no Debt Financing Source Related Party will have any liability to the Company or any its Affiliates or Representatives relating to or arising out of this Agreement or the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise and the Company (on behalf of itself and its Affiliates and Subsidiaries) agrees not to commence any claim, action, suit, investigation or other proceeding against any Debt Financing Source Related Party with respect to the foregoing and agrees not to commence any claim, action, suit, investigation or other proceeding against any Debt Financing Source Related Party with respect to the foregoing and otherwise waives any claims or rights against any Debt Financing Source Related Parties relating to or arising out of this Agreement, any Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether at law or in equity and whether in tort, contract or otherwise;

(g) agrees not to bring or support any suit, action or proceeding against any Debt Financing Source Related Parties in connection with this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether at law or in equity and whether in tort, contract or otherwise and (i) agrees to cause any suit, action or proceeding asserted against any Debt Financing Parties by or on behalf of the Company, any of its Subsidiaries or any of their respective Affiliates or any Representative thereof in connection with this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder to be dismissed or otherwise terminated; and

(h) agrees that the Debt Financing Sources are express third party beneficiaries of, and may enforce, any of the provisions of this Section 8.14, Section 8.3 and Section 8.5 that such provisions and the definitions of “Debt Financing Sources” and “Debt Financing Source Related Party” shall not be amended or waived in any way adverse to the rights of any Debt Financing Source without the prior written consent of such Debt Financing Source.

Section 8.15 Non-Recourse. All claims (whether in Contract or in tort, in law, in equity or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution, performance or non-performance of this Agreement (including any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement) may be made by any party hereto only against the Persons that are expressly identified as parties hereto. No Person that is not a named party to this Agreement, including any director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney or Representative of any named party to this Agreement that is not itself a named party to this Agreement (“Non-Party Affiliates”) shall have any liability (whether in Contract or in tort, in law, in equity or otherwise, or based upon any theory that seeks to impose liability of an entity party against its owners or Affiliates) for any obligations or liabilities arising under, in connection with or related to this Agreement or for any claim based on, in respect of, or by reason of this Agreement or its negotiation or execution; and each party hereto waives and releases, on behalf of itself and its respective direct or indirect, former, current or future general or limited partners, stockholders, members, managers, directors, officers, employees, agents, Affiliates, Representatives or assignees, all such liabilities, claims and obligations against any such Non-Party Affiliates; it being understood that the foregoing shall not restrict any claims that the Company or Parent may assert pursuant to the terms and conditions of the Confidentiality Agreement. Nothing in this Section 8.15, (a) precludes the parties hereto from exercising any rights under this Agreement or any other Transaction Document to which they are specifically a party or an express third party beneficiary thereof or (b) limits the liability of any Non-Party Affiliates under any other Transaction Document to which they are specifically a party. This Section 8.15 is subject to, and does not alter the scope or application of, Section 8.15. The parties hereto acknowledge and agree that the Non-Party Affiliates are intended third-party beneficiaries of this Section 8.15.

[signature pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

ENERGY HARBOR CORP.

By:	/s/ John Kiani
Name: John Kiani
Title: Executive Chairman

[Signature Page to Transaction Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

VISTRA OPERATIONS COMPANY, LLC

By:	/s/ James A. Burke
Name: James A. Burke
Title: President and Chief Executive Officer

BLACK PEN INC.

By:	/s/ James A. Burke
Name: James A. Burke
Title: President and Chief Executive Officer

[Signature Page to Transaction Agreement]

Exhibit A

Definitions

As used in this Agreement, the following terms shall have the meanings ascribed to them below:

“2023 AIP” shall have the meaning set forth in Section 5.9(e).

“Additional Environmental Insurance” shall mean the excess indemnity insurance policy for a period of at least ten (10) years from the Closing Date in the amount of $200,000,000 obtained by the Company to include as named insured parties the Company and its Subsidiaries, JV Co and its Subsidiaries, and Parent and its Subsidiaries, in connection with the assets and transactions contemplated by the Fossil Divestment Agreements on such terms and against such risks as is sufficient to comply with applicable Law and any applicable Contract.

“Adjustment Amount” shall mean (a) if the Aggregate Additional Merger Consideration Amount is less than zero, the absolute value of the Aggregate Additional Merger Consideration Amount and (b) if the Aggregate Additional Merger Consideration Amount is zero or greater than zero, zero.

“Affiliate” shall mean, as to any Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities, by Contract or otherwise.

“Aggregate Additional Merger Consideration Amount” shall mean, as of the Closing (without giving effect to the consummation of the Transactions contemplated to occur at the Closing, including the Preferred Redemptions and the transactions contemplated by Section 5.16) an amount, which may be positive or negative, equal to (i) the aggregate amount of Unrestricted Cash, minus (ii) the amount of Company Transaction Expenses that are unpaid as of the Closing, minus (iii) after giving effect to the payments contemplated by clause (vii) below, the amount, if positive, by which the aggregate amount of outstanding Indebtedness of the Company and its Subsidiaries exceeds $431,000,000, minus (iv) any NDT Shortfall Amount, minus (v) fifty percent (50%) of any Transfer Taxes incurred in connection with the Transactions (other than the VZ Contribution), minus (vi) the Preferred Stock Redemption Amount, minus (vii) any amount of Company Cash and Cash Equivalents to be used to pay Indebtedness required to be paid by the Company or any of its Subsidiaries at Closing (including the Debt Payoff Amount), minus (viii) $1,000,000, minus (ix) the Net Working Capital Adjustment Amount, and minus (x) the amount of any Taxes required to have been withheld or deducted from any Pre-Closing Distributions under applicable Law (including pursuant to Sections 1441, 1445 and 1471-1474 of the Code) that, as of the Closing Date, were not so withheld or deducted and paid over to the applicable Governmental Authority, plus any penalties and interest with respect thereto.

“Aggregate Base Equity Award Consideration Amount” shall mean a cash amount equal to the product obtained by multiplying (a) the number of shares of Company Common Stock subject to all Company Equity Awards outstanding immediately prior to the Effective Time by (b) the Per Share Aggregate Base Transaction Value.

Exhibit A - 1

“Aggregate Base Merger Consideration Amount” shall mean a cash amount equal to the product obtained by multiplying (a) the number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than the Rollover Shares, shares to be canceled in accordance with Section 2.1(b) or Section 2.4 or converted in accordance with Section 2.1(c), Dissenting Shares and, for the avoidance of doubt, any other shares of Company Common Stock subject to Company Equity Awards) by (b) the Per Share Aggregate Base Transaction Value.

“Aggregate Base Rollover Value” shall mean the product obtained by multiplying (a) the Rollover Shares by (b) the Per Share Aggregate Base Transaction Value.

“Aggregate Cash Consideration Value” shall mean an amount equal to $3,000,000,000.

“Aggregate Equity Consideration Value” shall mean $3,333,000,000.

“Aggregate Base Transaction Value” shall mean (a) the Aggregate Cash Consideration Value plus (b) the Aggregate Equity Consideration Value minus (c) the Adjustment Amount.

“Agreement” shall have the meaning set forth in the Preamble.

“Alternative Financing” shall have the meaning set forth in Section 5.14(c).

“Alternative Proposal” shall mean any inquiry, indication of interest, proposal or offer from any Person (other than Parent and Merger Sub) to purchase or otherwise acquire, in a single transaction or series of related transactions and directly or indirectly, (i) assets of the Company and its Subsidiaries (including securities of Subsidiaries), whether by asset acquisition, merger, equity acquisition, capital contribution, joint venture or otherwise, that account for 20% or more of the Company and its Subsidiaries’ consolidated assets or from which 20% or more of the Company and its Subsidiaries’ revenues or earnings on a consolidated basis are derived, (ii) 20% or more of the outstanding Company Common Stock (or 20% or more of the voting power in respect thereof) or the capital stock or voting power of the surviving entity or the resulting direct or indirect parent of the Company or such surviving entity (including if such ownership is through the equityholders of any such parent) pursuant to a merger, consolidation or other business combination, recapitalization, liquidation, dissolutions, binding share exchange purchase or sale of shares of capital stock, tender offer, exchange offer or similar transaction or (iii) any combination of the foregoing.

“ANI” shall mean American Nuclear Insurers.

“Antitrust Laws” shall mean the Sherman Antitrust Act of 1890, the Clayton Act of 1914, the HSR Act, the Federal Trade Commission Act of 1914 and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Atomic Energy Act” shall mean the Atomic Energy Act of 1954.

Exhibit A - 2

“Audited Financial Statements” shall have the meaning set forth in Section 3.5(a)(i).

“Balance Sheet” shall have the meaning set forth in Section 3.5(a)(ii).

“Balance Sheet Date” shall have the meaning set forth in Section 3.5(a)(ii).

“Bankruptcy and Equity Exception” shall have the meaning set forth in Section 3.3(a).

“Book-Entry Shares” shall mean shares of Company Common Stock not represented by Certificates.

“Brokers” shall have the meaning set forth in Section 3.18.

“Burdensome Condition” shall mean any Specified Actions that, individually or in the aggregate together with any other Specified Actions, (a) would, or would reasonably be expected to, materially affect the economic or business benefits of the Transactions to Parent or its Affiliates and (b) would mandate or otherwise require depositing any funds into the Decommissioning Trusts; provided, however, that if the Company has satisfied the condition of depositing additional funds into the Decommissioning Trusts on or prior to the Closing Date, such funding obligation shall not constitute a Burdensome Condition.

“Business Day” shall mean a day, except a Saturday, a Sunday or other day on which banks in the City of New York or Dallas, Texas are authorized or required by Law to be closed.

“BVPS” shall mean BVPS1 and BVPS2, all of the real property subject to the NRC Licenses for BVPS1 and BVPS2, and the real property and facilities of BVPS held by Energy Harbor Nuclear Generation LLC.

“BVPS1” shall mean Beaver Valley Power Station, Unit 1, a pressurized water nuclear reactor and associated equipment, owned by Energy Harbor Nuclear Generation LLC, and operated by Energy Harbor Nuclear Corp. under Renewed Facility Operating License DPR-66, which expires on January 29, 2036.

“BVPS2” shall mean Beaver Valley Power Station, Unit 2, a pressurized water nuclear reactor and associated equipment, owned by Energy Harbor Nuclear Generation LLC, and operated by Energy Harbor Nuclear Corp. under Renewed Facility Operating License NPF-73, which expires on May 27, 2047.

“Byproduct Material” shall mean any radioactive material (except Special Nuclear Material) yielded in, or made radioactive by, exposure to the radiation incident to the process of producing or utilizing Special Nuclear Material.

“Capital Expenditure Plan” shall mean the capital expenditure plan of the Company, as set forth on Section W of the Company Disclosure Schedule.

“Casualty Loss” shall mean, with respect to any property or assets of the Company or any of its Subsidiaries (including the Facilities), one or more casualty events, whether or not constituting a Material Adverse Effect.

Exhibit A - 3

“Certificate” shall mean a certificate that represents shares of Company Common Stock.

“Certificate of Merger” shall have the meaning set forth in Section 1.5.

“Certificates of Designation” shall have the meaning set forth in Section 5.10.

“Change in Control Payment” shall mean all transaction, sale, stay, success, phantom or synthetic equity, retention, change in control or transaction bonuses or amounts payable or provided by any of the Company or its Subsidiaries to any of its current or former employees, independent contractors, managers, consultants or directors as of or after the Effective Time as a result of the consummation of the Transactions (other than the Preferred Stock Redemption Amount, the Aggregate Base Equity Award Consideration Amount and, for the avoidance of doubt, any “double trigger” payments).

“Claim” shall have the meaning set forth in Section 5.8(b).

“Clear Sky Generation” shall mean Energy Harbor Generation LLC.

“Closing” shall mean the closing of the Merger.

“Closing Date” shall mean the date on which the Closing occurs.

“Code” shall mean the Internal Revenue Code of 1986.

“Collective Bargaining Agreements” shall have the meaning set forth in Section 3.12(b).

“Commitment Letter” shall have the meaning set forth in Section 4.7.

“Company” shall have the meaning set forth in the Preamble.

“Company 401(k) Plans” shall have the meaning set forth in Section 5.9(d).

“Company Affiliated Person” shall have the meaning set forth in Section 3.21.

“Company Board” shall mean the board of directors of the Company.

“Company Board Recommendation” shall have the meaning set forth in the recitals to this Agreement.

“Company Cash and Cash Equivalents” shall mean, as of any time of determination, cash and cash equivalents of the Company and its Subsidiaries that would be reflected on a consolidated balance sheet of the Company as of such time of determination prepared in accordance with GAAP.

“Company Charter Documents” shall mean the restated certificate of incorporation (including any certificates of designation) and bylaws of the Company and the Stockholder Agreement, in each case as amended.

Exhibit A - 4

“Company Common Stock” shall mean the common stock, par value $0.001 per share, of the Company.

“Company Decommissioning Trust” shall have the meaning set forth in Section 3.24(a).

“Company Disclosure Schedule” shall mean the disclosure schedule delivered by the Company to Parent simultaneously with the execution of this Agreement.

“Company Equity Awards” shall mean the Restricted Shares and the RSUs.

“Company Expense Reimbursement” shall have the meaning set forth in Section 7.3(c).

“Company Intellectual Property” shall mean all Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries.

“Company IP Agreements” shall mean all agreements under which (i) the Company or any of its Subsidiaries is granted the right to use any Intellectual Property owned by a third party that are material to the conduct of their respective businesses (excluding any agreement for off the shelf or commercially available software and any agreement having annual fees of less than $250,000) and (ii) the Company or any of its Subsidiaries has granted the right to use any of the Company Intellectual Property to a third party (other than (a) Permitted Liens, (b) customer, distributor, vendor or channel partner agreements entered into the ordinary course of business granting non-exclusive licenses to the Company Intellectual Property, (c) agreements with the Company’s or any of its Subsidiaries’ employees or contractors and (d) customary non-disclosure agreements entered into in the ordinary course of business).

“Company Material Adverse Effect” shall mean any change, event, occurrence, fact, development, circumstance, condition or effect that has had, or would reasonably be expected to have, individually or together with any other changes, events, occurrences, facts, developments, circumstances, conditions or effects a material adverse effect on (a) the business, condition (financial or otherwise), assets, properties, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole, or (b) the ability of the Company, on a timely basis, to perform its obligations under this Agreement or consummate the Transactions; provided, however, that in the case of clause (a), none of the following shall be taken into account in determining whether there is a Company Material Adverse Effect: (i) any change, event, occurrence, fact, development, circumstance, condition or effect in the industries in which the Company or any of its Subsidiaries operates or in the economy generally or other general business, financial, political, legislative or market conditions (including changes generally in prevailing interest rates, currency exchange rates, credit markets, commodity markets and prices and price levels or trading volumes), in each case in the jurisdictions where the Company or any of its Subsidiaries operates, (ii) any change, event, occurrence, fact, development, circumstance, condition or effect arising directly or indirectly from or otherwise relating to fluctuations in the value of any currency, (iii) any change, event, occurrence, fact, development, circumstance, condition or effect arising directly or indirectly from or otherwise relating to any act of terrorism, war (whether or not declared), national or international calamity, geopolitical conditions, sabotage or terrorism (including cyberattacks, cyber intrusions, cyberterrorism or other cybersecurity breaches), pandemic or epidemic (including COVID-19) or other outbreaks of diseases or quarantine restrictions, or any other

Exhibit A - 5

similar event, (iv) any change, event, occurrence, fact, development, circumstance, condition or effect arising directly or indirectly from or otherwise relating to any change in, or any compliance with any Law or GAAP, including regulatory changes generally affecting the industries in which the Company or any of its Subsidiaries operates, in each case after the date hereof, (v) any change in the market price or trading volume of Company Common Stock (except that the underlying cause of any such change may, to the extent not otherwise expressly excluded by this definition of Company Material Adverse Effect, be considered and taken into account in determining whether there has been a Company Material Adverse Effect), (vi) any change, event, occurrence, fact, development, circumstance, condition or effect resulting from the execution of this Agreement or announcement of the Transactions, solely to the extent attributable to the identity of Parent or any of its Affiliates or their respective financing sources, or any communication by Parent or any of its Affiliates (provided that the exceptions in this clause (vi) will not apply with respect to any representations or warranties related to the execution or delivery of this Agreement and consents required in connection with the Closing (including as set forth in Section 3.3, Section 3.4, and, in each case, Section 6.2(a) and Section 7.1(c) to the extent related thereto), (vii) the failure of the Company to meet internal or analysts’ expectations or projections or the results of operations of the Company (except that the underlying cause of any such failure may, to the extent not otherwise expressly excluded by this definition of Company Material Adverse Effect, be considered and taken into account in determining whether there has been a Company Material Adverse Effect), (viii) any change, event, occurrence, fact, development, circumstance, condition or effect arising from or otherwise relating to any action taken by the Company at the written direction of Parent after the date of this Agreement, (ix) any labor strike, stoppage, slowdown, lockout, labor dispute, or the loss, absence, illness, disability, death, quarantine, diminished productivity or work schedule, termination, layoff or furlough of employees, independent contractors, consultants or other personnel of the Company or its Subsidiaries (including in connection with COVID-19), and (x) any downgrade in the Company’s credit rating, except in the case of clauses (i) through (iv) and clause (ix) to the extent that the Company and its Subsidiaries, taken as a whole, are disproportionately affected thereby as compared with the other participants in the industries in which the Company and its Subsidiaries operate; provided, further, that, notwithstanding anything herein or otherwise to the contrary, each of (A) the occurrence of an Extraordinary Nuclear Occurrence at a Nuclear Site of the Company, (B) the occurrence of a catastrophic off-site radiological release at any nuclear facility that either (1) triggers retrospective premium contributions under the Price Anderson Act, or (2) leads to a shut-down or similar restriction on operations of nuclear generating facilities, in either case of clause (1) or (2) that is reasonably expected to have a long-term material adverse impact on the U.S. nuclear industry as a whole and (C) the matter set forth on Section Z to the Company Disclosure Schedule, shall constitute a Company Material Adverse Effect.

“Company Material Contract” shall have the meaning set forth in Section 3.17(a).

“Company Permits” shall mean all licenses, franchises, permits, grants, easements, variances, exceptions, consents, certificates, filings, notices, registrations, exemptions, approvals and authorizations from, by, to or with any Governmental Authorities and all rights under any Contract with any Governmental Authority required by Law for the conduct of the Company’s or its Subsidiaries’ respective businesses.

Exhibit A - 6

“Company Plan” shall mean (i) each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA) and (ii) each other employee benefit or compensation plan, policy, program or arrangement, sponsored, maintained or contributed to by the Company or any of its Subsidiaries for any current or former employee, independent contractor or director of the Company or any of its Subsidiaries, in each case, or under which the Company or any of its Subsidiaries has any liability (including as an ERISA Affiliate of any Person), including each employment, incentive, bonus, deferred compensation, profit-sharing, pension, retirement, vacation, holiday, sick pay, cafeteria, fringe benefit, medical, disability, retention, severance, termination, change in control, restricted stock, restricted stock unit or other equity-based compensation plans, policies, programs, practices or arrangements and specifically including the Company Stock Plan.

“Company Pension Plan” means the Energy Harbor Pension Plan for Collectively Bargained Employees.

“Company Preferred Stock” shall mean the preferred stock, par value $0.001 per share, of the Company.

“Company Products or Services” shall mean the products and services that are sold by the Company and its Subsidiaries, directly or indirectly, in its nuclear energy or retail energy business.

“Company QDF” shall have the meaning set forth in Section 3.24(a).

“Company Registered Intellectual Property” shall mean all patents, patent applications, registered trademarks and applications therefor, domain names and registered copyrights and applications therefor owned or purported to be owned by the Company or any of its Subsidiaries.

“Company Stock Plan” shall mean the Energy Harbor 2020 Equity Incentive Plan.

“Company Termination Fee” shall have the meaning set forth in Section 7.3(a).

“Company Transaction Expenses” shall mean (a) all fees, costs, payments and expenses of the Company and its Subsidiaries incurred by or on behalf of or payable by the Company or its Subsidiaries in connection with the Sale Process, including (i) all fees, costs and expenses of professionals (including investment bankers, attorneys, agents, accountants and other consultants and advisors, including the Brokers) retained by the Company or any of its Subsidiaries in connection with the negotiation, documentation, execution, or delivery of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby or thereby or who may otherwise be entitled to compensation in connection with such transactions, (ii) any Stock Excise Taxes, (iii) to the extent not paid in full prior to the Closing Date, the amount of any bonus or other amounts required to be paid pursuant to Section 5.9(e), (iv) all Change in Control Payments, (v) the employer portion of any social security, medicare, unemployment or other payroll Tax owed by the Company or any of its Subsidiaries with respect to any of the payments under the foregoing clauses (iii) and (iv) or with respect to the vesting or settlement of Company Equity Awards, and (vi) to the extent not paid in full prior to the Closing Date, the amount of any severance or other similar amounts that would be required to be paid to any executive officer of the Company if such executive officer were terminated at or prior to the Closing; provided, prior to the Closing, Parent notifies the Company in writing that it intends to

Exhibit A - 7

terminate such executive, (b) any amounts due and owing as of the Closing with respect to the Fossil Divestment Agreements, (c) all filing fees incurred or payable in connection with the filing under the HSR Act, all NRC filing fees associated with the process to obtain the NRC Approval, and all other filing fees incurred or payable in connection with the other Regulatory Approvals, to the extent required to be paid by the Company pursuant to Section 5.5(a), which has not been previously so paid by the Company, (d) all costs (including premiums) of the D&O Tail Policy, (e) to the extent not paid in full prior to the Closing Date, all fees, costs, payments and expenses in respect of the Additional Environmental Insurance, (f) any amounts the Company agreed to pay settle, release, defer, waive or otherwise incur with respect to or in connection with any Proceedings that have not been paid in full prior to the Closing Date, and (g) the value of any lost deductions to the Company or any of its Subsidiaries with respect to any disqualified individual (within the meaning of Section 280G of the Code) that are anticipated to occur within 12 months following the Closing; provided, however, that Company Transaction Expenses shall not include the Preferred Stock Redemption Amount or the Aggregate Base Equity Award Consideration Amount.

“Compliant” means, with respect to the Required Information and any Offering Documents that: (a) such Required Information and Offering Documents do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Required Information or Offering Documents not misleading in light of the circumstances under which such statements were made; (b) such Required Information and Offering Documents contain the financial and other information that would be required to be included in a registration statement relating to a sale of the Company’s debt securities on Form S-1 to be declared effective on any date falling within the Marketing Period; (c) the financial information included in such Required Information and Offering Documents is, and remains throughout the Marketing Period, sufficiently current to permit a registration statement relating to the sale of the Company’s debt securities on Form S-1 using such financial information to be declared effective by the SEC on any date falling within the Marketing Period; and (d) (i) the financial statements and other financial information included in such Required Information and Offering Documents are, and remain throughout the Marketing Period, sufficient to permit the Debt Financing Sources to receive customary comfort letters with respect to financial information contained in the Required Information and Offering Documents (including customary negative assurance comfort with respect to periods following the end of the latest fiscal year or fiscal quarter for which historical financial statements are included in the Offering Documents) on any date during the Marketing Period, and (ii) the Company’s auditors have delivered drafts of customary comfort letters, including, customary negative assurance comfort with respect to periods following the end of the latest fiscal documents, and such auditors have confirmed they are prepared to issue any such comfort letter upon each of any pricing date occurring during the Marketing Period and any closing date occurring during the Marketing Period.

“Confidentiality Agreement” shall mean the confidentiality agreement, dated as of August 18, 2022, between an Affiliate of Parent and the Company, as amended on December 26, 2022.

“Contingent Company Equity” shall mean any preemptive or other outstanding rights, options, warrants, convertible, exchangeable or exercisable securities, conversion, exchange or exercise rights, stock or equity appreciation rights, phantom stock, profit participation, restricted or performance stock units, redemption rights, repurchase rights, rights of first refusal,

Exhibit A - 8

subscriptions or other agreements, arrangements, calls or commitments of any kind that obligate the Company or any of its Subsidiaries to issue, transfer, deliver, purchase, dispose of, redeem, repurchase, acquire or sell, or cause to be issued, transferred, delivered, purchased, disposed of, redeemed, repurchased, acquired or sold, or make payments based on the value of, any shares of Company Common Stock, Company Preferred Stock or other equity or voting securities or equity or voting interests of the Company or any securities or obligations convertible or exchangeable into or exercisable for, or obligating the Company or its Subsidiaries or giving any Person a right to subscribe for or acquire any of the foregoing, including any shares of Company Common Stock or other equity or voting securities or equity or voting interests of the Company.

“Contingent Subsidiary Equity” shall mean any preemptive or other outstanding rights, options, warrants, convertible, exchangeable or exercisable securities, conversion, exchange or exercise rights, stock or equity appreciation rights, phantom stock, profit participation, restricted or performance stock units, redemption rights, repurchase rights, rights of first refusal, subscriptions or other Contracts, arrangements, calls or commitments of any kind that obligate the Company or any of its Subsidiaries to issue, transfer, deliver, purchase, dispose of, redeem, repurchase, acquire or sell, or cause to be issued, transferred, delivered, purchased, disposed of, redeemed, repurchased, acquired or sold, or make payments based on the value of, any shares of capital stock of any Subsidiary of the Company or other equity or voting securities or equity or voting interests of any Subsidiary of the Company or any securities or obligations convertible or exchangeable into or exercisable for, or obligating the Company or its Subsidiaries or giving any Person a right to subscribe for or acquire any of the foregoing, including any shares of capital stock of any Subsidiary of the Company or other equity or voting securities or equity or voting interests of any Subsidiary of the Company.

“Continuation Period” shall have the meaning set forth in Section 5.9(a).

“Continuing Employee” shall have the meaning set forth in Section 5.9(a).

“Contract” shall mean any contract, lease, license, indenture, note, bond, agreement, arrangement, concession, franchise or other binding instrument.

“COVID-19” shall mean SARS-CoV-2 or COVID-19, and any evolutions or variants thereof or related or associated epidemics, pandemics or disease outbreaks.

“CPNPP” shall mean CPNPP Unit 1 and CPNPP Unit 2.

“CPNPP NRC Licenses” shall have the meaning set forth in Section 4.19.

“CPNPP Unit 1” shall mean Comanche Peak Nuclear Power Plant, Unit No. 1, a pressurized water nuclear reactor and associated equipment, owned by Comanche Peak Power Company LLC and operated by Vistra Operations Company LLC under Facility Operating License NPF-87, which expires on February 8, 2030 (as may be renewed by the NRC).

“CPNPP Unit 2” shall mean Comanche Peak Nuclear Power Plant, Unit No. 2, a pressurized water nuclear reactor and associated equipment, owned by Comanche Peak Power Company LLC and operated by Vistra Operations Company LLC under Facility Operating License NPF-89, which expires on February 2, 2033 (as may be renewed by the NRC).

Exhibit A - 9

“Customs and International Trade Laws” shall mean any Law applicable to a party’s activities and for which that party is the entity responsible for compliance concerning the importation of merchandise, the export or re-export of goods, technology, software, data or services, including (i) the Tariff Act of 1930 and other laws and programs administered or enforced by U.S. Customs and Border Protection, (ii) the Export Administration Act of 1979, (iii) the Export Control Reform Act of 2018, (iv) the Export Administration Regulations, (v) the International Emergency Economic Powers Act, (vi) the Arms Export Control Act, (vii) the International Traffic in Arms Regulations, (viii) the regulations in 10 C.F.R. Part 810 administered by the Department of Energy, (ix) the regulations in 10 C.F.R. Part 110 administered by the NRC, (x) Executive Orders of the President of the United States regarding economic sanctions and restrictions on transactions with designated entities (including countries, terrorists, organizations and individuals), (xi) the economic sanctions administered by the United States Department of Treasury, Office of Foreign Assets Control, (xii) the anti-boycott regulations administered by the United States Department of Commerce and (xiii) the antiboycott provisions administered by the United States Department of Treasury.

“D&O Tail Policy” shall have the meaning set forth in Section 5.8(c).

“DBNPS” shall mean Davis-Besse Nuclear Power Station, Unit No. 1, a pressurized water nuclear reactor and associated equipment owned by Energy Harbor Nuclear Generation LLC, and operated by Energy Harbor Nuclear Corp. under Renewed Facility Operating License NPF-3, which expires on April 22, 2037, and all real property and facilities of DBNPS held by Energy Harbor Nuclear Generation LLC.

“Debt Commitment Letters” has the meaning set forth in Section 4.7.

“Debt Financing” shall have the meaning set forth in Section 4.7.

“Debt Financing Source Related Party” shall mean any Debt Financing Source, together with their respective Affiliates and their and their respective Affiliates’ former, current and future agents and Representatives and their respective successors and assigns.

“Debt Financing Sources” shall mean the entities that have committed to provide or arrange or have otherwise entered into agreements in connection with all or any part of the Debt Financing or Alternative Financing in connection with the Transactions, including the parties to the Debt Commitment Letters and any joinder agreements, indentures, engagement letters or credit agreements entered into pursuant thereto or relating thereto and their respective Affiliates, Representatives and Debt Financing Source Related Parties involved in the Debt Financing and their successors and assigns.

“Debt Payoff Amount” shall have the meaning set for in Section 5.16.

“Decommissioning” shall mean (i) the retirement, dismantlement and removal of the Facilities, including the ISFSIs, decontamination of the Facilities and the Nuclear Sites in compliance with all applicable Nuclear Laws and Environmental Laws (including the applicable requirements of the Atomic Energy Act and the NRC’s rules, regulations, Orders and pronouncements thereunder), and the reduction or removal of radioactivity at or around to a level that permits the release of all of the Nuclear Sites for unrestricted use, as specified in 10 C.F.R. § 20.1402, (ii) spent fuel management and the removal of all of the Spent Nuclear Fuel and high-level waste from the ISFSIs and the Nuclear Sites, (iii) restoration of the Nuclear Sites in accordance with applicable Laws and (iv) any planning and administrative activities incidental thereto.

Exhibit A - 10

“Decommissioning Funding Report” shall mean the NRC reports required by 10 C.F.R. 50.75(f) and 72.30(c).

“Decommissioning Trust” shall mean any or all of the nuclear decommissioning trusts, provisional trusts, standby trusts, or other dedicated external funds maintained by the Company with an independent fiduciary trustee and dedicated to the Decommissioning of BVPS1, BVPS2, DBNPS or PNPP, the Nuclear Sites, or related ISFSIs, as applicable, which Decommissioning Trusts may consist of a QDF or funds that do not meet the requirements for a QDF under section 468A of the Code and its implementing regulations.

“Definitive Documents” shall have the meaning set forth in Section 5.14(a).

“DGCL” shall mean the General Corporation Law of the State of Delaware.

“Dissenting Shares” shall have the meaning set forth in Section 2.3.

“Dissenting Stockholders” shall have the meaning set forth in Section 2.3.

“DTC” shall have the meaning set forth in Section 2.2(b).

“Easement Property” shall have the meaning set forth in Section 3.16(a).

“Effective Time” shall mean the time at which the Merger becomes effective in accordance with the Certificate of Merger.

“EH Aggregator” shall have the meaning given to such term in the applicable Rollover Agreement.

“Emergency Measures” shall mean any commercially reasonable actions taken by a Person after it reasonably determines they are necessary and prudent for such Person or its Subsidiaries to take in order to mitigate any emergency condition involving endangerment of life, human health, safety or the environment (including COVID-19), such as actions (i) to suspend or resume operation of all or a portion of such Person’s or its Subsidiaries’ facilities, (ii) intended to mitigate the adverse effects of such condition on the business, customers, personnel or other stakeholders of such Person or its Subsidiaries, or (iii) intended to ensure compliance with any Law or any binding directive, restriction or guideline of or by any Governmental Authority (including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar laws, directives, restrictions or guidelines of or promulgated by any Governmental Authority or public health authority, including the Centers for Disease Control and Prevention and the World Health Organization), in each and every case, solely to the extent that such actions would have been taken by a reasonable and prudent Person similarly situated.

Exhibit A - 11

“End Date” shall have the meaning set forth in Section 7.1(b)(i).

“Environmental Laws” shall mean any applicable Laws, other than Nuclear Laws, relating to pollution or protection of occupational health or safety (to the extent relating to exposure to Hazardous Materials), natural resources or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including those relating to the use, handling, transportation, treatment, storage, disposal, Release, threatened Release, or recycling of or exposure to any Hazardous Materials.

“Environmental Permits” shall have the meaning set forth in Section 3.11(a).

“ERISA” shall mean the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” with respect to any Person shall mean any entity that together with such Person would be deemed a “single employer” for purposes of Section 4001(b)(1) of ERISA or Sections 414(b), (c) or (m) of the Code.

“Estimated Closing Calculation Schedule” shall have the meaning set forth in Section 2.6(a).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Excluded Benefits” shall have the meaning set forth in Section 5.9(b).

“Exempt Wholesale Generator” shall mean an “exempt wholesale generator” under PUHCA and applicable FERC regulations.

“Existing Obligations” shall have the meaning set forth in Section 5.8(a).

“Extraordinary Nuclear Occurrence” shall have the meaning set forth in the Atomic Energy Act.

“Facility” shall mean the nuclear reactor power plant and all of the ancillary facilities, equipment, supplies, structures, and buildings that form BVPS1, BVPS2, DBNPS, PNPP or CPNPP, including the ISFSIs, all of which are located on parts of a Nuclear Site.

“Fair Saleable Value” shall mean the amount that could be obtained by an independent willing seller from an independent willing buyer if the assets of the Surviving Corporation and its Subsidiaries are sold with reasonable promptness in an arm’s-length transaction under present conditions for the sale of comparable business enterprises insofar as such conditions can be reasonably evaluated.

“FCC” shall mean the Federal Communications Commission.

“FCC Approvals” shall mean the applications and filings required in connection with or in compliance with the rules and regulations of the FCC.

Exhibit A - 12

“FCC Licenses” shall mean, with respect to the Company and its Subsidiaries, all Company Permits issued by the FCC and, with respect to the Vandalia Zero Entities, all Vandalia Zero Business Permits issued by the FCC.

“Fee Letter” shall have the meaning set forth in Section 4.7.

“FERC” shall mean the Federal Energy Regulatory Commission.

“FERC Approval” shall mean (i) the filings and notices with the FERC pursuant to Section 203 of the FPA and the approval of FERC thereunder and (ii) the informational filings required by Schedule 2 of the PJM Open Access Transmission Tariff related to Reactive Supply and Voltage Control, or the expiration, waiver or other early termination of the 90-day notice requirement with respect thereto.

“Financial Statements” shall have the meaning set forth in Section 3.5(a)(ii).

“FIRPTA Certificate” shall have the meaning set forth in Section 2.7(a)(i).

“Fossil Divestment Agreements” shall mean the agreements set forth on Section 3.17(a)(v) of the Company Disclosure Schedule, together with all documents, agreements, exhibits, schedules, annexes or certificates executed and/or delivered in connection therewith and the transactions contemplated thereby.

“FPA” shall mean the Federal Power Act.

“Fraud” means, with respect to any party hereto, an actual and intentional misrepresentation in the making of a statement of fact in the express representations and warranties set forth in Article III (in the case of the Company) or in Article IV (in the case of Parent or Merger Sub) or in any certificate delivered by such party hereto pursuant to this Agreement, with the intent to deceive the party to whom such representations and warranties were made, and which requires (i) a false representation of material fact; (ii) actual knowledge that such representation is false; (iii) an intention to induce the party to whom such representation is made to act or refrain from acting in reliance upon it; (iv) causing that party, in justifiable reliance upon such false representation and with ignorance with respect to the falsity of such representation, to take or refrain from taking action; and (v) causing such party to suffer damage by reason of such reliance; provided that, for purposes of clarification, “Fraud” does not include any claim based on constructive knowledge, reckless misrepresentation, equity fraud, constructive fraud or any similar theory.

“Fully Diluted Share Count” shall mean, as of immediately prior to the Effective Time, without duplication, (i) the aggregate number of outstanding shares of Company Common Stock (including the Rollover Shares but excluding the Restricted Shares) plus (ii) the aggregate number of shares of Company Common Stock subject to outstanding Company Equity Awards (including the Restricted Shares), excluding, for the avoidance of doubt, shares held in treasury.

“GAAP” shall mean generally accepted accounting principles in the United States.

Exhibit A - 13

“Government Contract” means any Contract (including any prime contract, subcontract, purchase order, task order, delivery order, basic ordering agreement, pricing agreement, teaming agreement, letter contract, grant, cooperative agreement, or other transactional authority agreement, or other similar written arrangement) with (a) any Governmental Authority or (b) any contractor of a Governmental Authority in its capacity as a contractor. A purchase, task, or delivery order issued under a Government Contract shall not constitute a separate Government Contract, for purposes of this definition, but shall be part of the Government Contract to which it relates.

“Governmental Authority” shall mean any supranational, national, federal, state, local or other, whether foreign or domestic, governmental entity, quasi-governmental entity (including NRC, FERC, NERC and RFC), court, tribunal, judicial or arbitral body, commission, board, bureau, agency or instrumentality, or any regulatory (including a stock exchange or other self-regulatory body), administrative or other department, agency, or any political or other subdivision, department or branch of any of the foregoing or authority thereof.

“Governmental Official” means any officer or employee of a Governmental Authority or any department, agency or instrumentality thereof, including state-owned and partially state-owned entities, or of a public organization or any person acting in an official capacity for or on behalf of any such government, department, agency, or instrumentality or on behalf of any such public organization or person.

“GTCC Waste” shall mean radioactive waste that is defined as Greater than Class C waste under the NRC regulations.

“Hazardous Materials” shall mean any hazardous or toxic material, substance or waste, pollutant or contaminant that is regulated as harmful, hazardous or injurious to human health or safety, the environment or natural resources under any Environmental Law, including (i) any petrochemical or petroleum products, radioactive materials that are not Nuclear Materials regulated by Nuclear Laws, per- and polyfluoroalkyl substances, friable asbestos or polychlorinated biphenyls, (ii) any chemicals, materials or substances defined as or included in the definition of “hazardous substances”, “hazardous wastes”, “hazardous materials”, “restricted hazardous materials”, “extremely hazardous substances” or “toxic substances” under Environmental Law, or (iii) Mixed Materials; provided, however, that “Hazardous Materials” shall not include By-product Materials, Low-Level Waste, Spent Nuclear Fuel, or High-Level Waste.

“High Level Waste” means (a) liquid wastes resulting from the operation of the first cycle solvent extraction system, or its equivalent, and the concentrated wastes from subsequent extraction cycles, or their equivalent, in a facility for reprocessing irradiated reactor fuel, (b) solids into which such liquid wastes have been converted, or (c) GTCC.

“HSR Act” shall mean the Hart Scott Rodino Antitrust Improvements Act of 1976.

“Indebtedness” shall mean, at any time with respect to any Person, without duplication, all obligations in respect of (i) indebtedness for borrowed money, (ii) indebtedness evidenced by bonds, debentures, notes or similar instruments for the payment of which such Person is responsible or liable, (iii) all obligations of such Person in respect of capital leases required to be

Exhibit A - 14

financial leases capitalized by GAAP, (iv) letters of credit, banker’s acceptances or similar credit transactions (in each case solely to the extent drawn), (v) any swap, option, hedging or derivative instruments or arrangements in each case valued on the date of determination at the termination value or fair value thereof, (vi) any accrued and unpaid interest on, fees owed in respect of, and any prepayment premiums, penalties or similar charges in respect of, any indebtedness, liabilities or obligations described in any other clause in this definition and (vii) any guarantees or other contingent obligations in respect of obligations of any other Person of the type described in any other clause of this definition; provided that surety bonds, undrawn letters of credit, banker’s acceptances or similar credit transactions shall not be considered “Indebtedness” for purposes of the Aggregate Additional Merger Consideration Amount.

“Indemnitees” shall have the meaning set forth in Section 5.8(a).

“Insurance Policies” shall have the meaning set forth in Section 3.22.

“Intellectual Property” shall mean any and all intellectual and industrial property rights and other similar property rights, in any jurisdiction throughout the world, whether registered or unregistered, including all rights pertaining to or deriving from (i) utility models, patents, supplementary protection certificates and applications for any of the foregoing, including all extensions, divisionals, continuations, continuations-in-part, reexaminations, reviews, and reissues thereof, (ii) trademarks, trade names, service marks, logos, corporate names, Internet domain names, other indicia of source, and any applications for registration of any of the foregoing, together with all goodwill associated with each of the foregoing, (iii) registered and unregistered copyrights and rights in other works of authorship, including copyrights in computer software, mask works rights, moral rights and database rights and (iv) trade secrets and other intellectual property rights in know-how or confidential information, including customer lists, designs, formulations, concepts, methods, techniques, procedures, and processes, whether or not patentable.

“IRS” shall mean the U.S. Internal Revenue Service.

“ISFSI” shall mean an independent spent fuel storage installation.

“JV Co” shall mean a Delaware limited liability company to be formed by Parent or one of its Subsidiaries prior to the Closing.

“JV Co A&R LLC Agreement” shall have the meaning set forth in Section 2.7(b)(ii).

“JV HoldCo” shall mean a Delaware limited liability company to be formed by Parent or one of its Subsidiaries prior to the Closing.

“IT Systems” shall have the meaning set forth in Section 3.13(f).

“Knowledge” shall mean (i) in the case of the Company, the actual knowledge, as of the date of this Agreement, of the individuals listed on Exhibit A of the Company Disclosure Schedule and (ii) in the case of Parent and Merger Sub, the actual knowledge, as of the date of this Agreement, of the individuals listed on Exhibit A of the Parent Disclosure Schedule.

Exhibit A - 15

“Laws” shall mean any laws (including common law), statutes, ordinances, codes, rules, regulations entered, enacted, adopted, promulgated or applied by any Governmental Authority (including Nuclear Laws) or any Order.

“Leased Real Property” shall have the meaning set forth in Section 3.16(a).

“Leases” shall have the meaning set forth in Section 3.16(a).

“Letter of Transmittal” shall have the meaning set forth in Section 2.2(b).

“Liens” shall mean any liens, restrictions, title defects, charges, pledges, mortgages, deeds of trust, hypothecations, security interests, claims, preferential rights, options to purchase or otherwise acquire, lease or license any interest, or other encumbrances of any kind or nature whatsoever.

“Lookback Date” shall mean January 1, 2020.

“Low-Level Waste” shall mean radioactive waste (i) not classified as Spent Nuclear Fuel, GTCC Waste, high-level waste, transuranic waste or Byproduct Material as defined in Section 11e.(2) of the Atomic Energy Act and (ii) the NRC, consistent with Law and clause (i) above, classifies as low-level radioactive waste.

“Major Customer” shall mean the twenty largest customers of the Company and its Subsidiaries (determined on the basis of aggregate purchases made such customer over the fiscal year ended December 31, 2022), as set forth on Section AA of the Company Disclosure Schedule.

“Major Supplier” shall mean the ten largest merchandise suppliers of the Company and its Subsidiaries (determined on the basis of aggregate purchases made by the Company and its Subsidiaries over the fiscal year ended December 31, 2022), as set forth on Section BB of the Company Disclosure Schedule.

“Marketing Period” means the first period of fifteen (15) consecutive Business Days throughout and at the end of which: Parent and the Debt Financing Sources shall have had access to the Required Information that is Compliant; provided that the Marketing Period shall commence no earlier than May 15, 2023 (the “Marketing Period Condition Date”) (it being understood and agreed that if the Company in good faith and reasonably believes that it has provided the Required Information and the Required Information is Compliant as of the Marketing Period Condition Date (and will remain so throughout the Marketing Period), it may deliver to Parent a written notice (a “Compliance Notice”) to that effect (stating when it believes the Required Information was delivered), in which case the Company shall be deemed to have delivered the Required Information to Parent on the date specified in the Compliance Notice and the Required Information shall be deemed to be Compliant unless Parent in good faith and reasonably believes that the Company has not completed delivery of the Required Information or the Required Information is not Compliant and, within two (2) Business Days after its receipt of such notice from the Company, Parent delivers a written notice to the Company to that effect (stating with specificity which Required Information Parent reasonably believes the Company has not delivered or the reason for which the Required Information is not Compliant)); provided that July 3, 2023, November 22, 2023 and November 24, 2023 shall not be considered Business Days for purposes of such fifteen (15)

Exhibit A - 16

consecutive Business Day period (and shall be disregarded in determining whether such days are “consecutive”), (B) if such fifteen (15) consecutive Business Day period shall not have fully elapsed on or prior to August 11, 2023, then such period shall not commence any earlier than September 5, 2023, and (C) if such fifteen (15) consecutive Business Day period shall not have fully elapsed on or prior to December 15, 2023, then such period shall not commence any earlier than January 2, 2024. Notwithstanding the foregoing, (I) the Marketing Period will end on any earlier date on which either (x) the Debt Financing is funded in accordance with the Debt Financing Commitment Letters or (y) Parent obtains aggregate cash proceeds from the issuance of senior secured notes, senior notes and/or a term B loan, as contemplated by the Debt Commitment Letters or related engagement letters, or other debt securities in an amount sufficient to retire any committed amount outstanding under the “Acquisition Bridge Facility” thereunder or (II) the Marketing Period will not commence or be deemed to have commenced if, after the date of this Agreement and prior to the completion of the consecutive business day period referenced herein, (1) the Company’s independent accountant has withdrawn its audit opinion with respect to any annual audited financial statements included in the Required Information, in which case the Marketing Period will not be deemed to commence unless and until a new audit opinion is issued with respect to the consolidated financial statements of the Company and its Subsidiaries for the applicable periods by the independent accountant or another “Big Four” or other nationally recognized independent public accounting firm or other public accounting firm reasonably acceptable to Parent, or (2) the Company issues a public statement indicating its intent to restate any historical financial statements of the Company and its Subsidiaries, in which case the Marketing Period will not be deemed to commence unless and until such restatement has been completed and the relevant Required Information has been amended or the Company has announced that it has concluded that no restatement will be required in accordance with GAAP.

“Measurement Date” shall mean March 6, 2023.

“Merger” shall have the meaning set forth in the recitals to this Agreement.

“Merger Consideration” shall mean, as applicable and without duplication, (i) with respect to each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than the Rollover Shares and the Restricted Shares and, for the avoidance of doubt, any other shares of Company Common Stock subject to outstanding Company Equity Awards), an amount of cash equal to the sum of (A) the Per Share Aggregate Base Transaction Value and (B) the Per Share Additional Merger Consideration, (ii) with respect to each Rollover Share, the Per Share Additional Merger Consideration and (iii) with respect to each Company Equity Award outstanding immediately prior to the Effective Time, the product of (A) the number of shares of Company Common Stock subject to such Company Equity Award as of such time and (B) the sum of (x) the Per Share Aggregate Base Transaction Value and (y) the Per Share Additional Merger Consideration.

“Merger Sub” shall have the meaning set forth in the Preamble.

“Minimum Amount” shall mean the amount of funds required to be held in the Decommissioning Trust to satisfy, as of the Closing Date, the assumptions or representations made in the application for NRC Approval and any conditions or requirements in an Order issued in connection therewith, provided that the calculation of the NDT Shortfall Amount shall include any amount deposited in the NDT prior to the Closing Date, if any, to satisfy the Minimum Amount closing condition in Section 6.2(f).

Exhibit A - 17

“Mixed Materials” shall mean substances made up of Nuclear Materials and Hazardous Materials.

“NDT Shortfall Amount” shall mean the sum, calculated as of the date specified in Section 2.6(a), for all Company Facilities and ISFSIs, of the difference between (x) the total amount required, calculated as of that date and assuming 2% annual real growth from and after the Closing Date to provide full decommissioning financial assurance for the reasonably estimated costs of Radiological Decommissioning each Facility and ISFSI through termination of the NRC Licenses, which costs will be escalated from the dollar-date used in the latest submittal by the Company to the NRC under 10 CFR 50.75(f) or 10 CFR 72.30(b), as applicable to the date specified in Section 2.6(a) using the methodology described in the then-current revision of NUREG-1307 (using the same blend of escalation factors used to escalate the NRC formula in 10 CFR 50.75(c) (i.e., 65% labor, 13% energy, and 22% waste)), minus (y) the after-tax market value of funds held in the Company Decommissioning Trusts dedicated to such Facility or ISFSI as of that date; provided that in no event will the NDT Shortfall Amount for any Facility or ISFSI be less than zero (for avoidance of doubt, the comparison will be done on a unit-by-unit basis consistent with NRC reporting obligations) or less than the amount of additional funds required to be held in the applicable Decommissioning Trust to comply with NRC’s decommissioning funding requirements in 10 C.F.R. 50.75, 50.82, and 72.30, the assumptions or representations made in the application for the NRC Approval, and the requirements of or conditions in any applicable Order (including Orders issued in connection with the NRC Approval). The forgoing amounts will be determined in good faith and consistent with the Company’s past practices and ordinary procedures, the Company’s filings to the NRC under 10 CFR 50.75(f) and 10 CFR 72.30(c), the application for NRC Approval, and fund valuations routinely reported by the Decommissioning Trust trustee(s). For the avoidance of doubt, if the Company or Parent elects to rely on any alternative funding mechanism authorized under 10 CFR 50.75(e) or 10 CFR 72.30(e), as applicable (other than prepayment amounts held in the Decommissioning Trusts dedicated to each Facility or ISFSI in accordance with 10 CFR 50.75(e)(1)(i) or 10 CFR 72.30(e)(1)) to satisfy NRC decommissioning funding requirements, such alternative funding mechanisms shall not be taken into account for purposes of determining the NDT Shortfall Amount.

“NEIL” shall mean Nuclear Electric Insurance Limited.

“Net Debt Amount” shall mean, as of immediately following the Effective Time, the amount by which the Indebtedness of Parent and its Subsidiaries (including the Surviving Corporation and its Subsidiaries) exceeds Parent Cash and Cash Equivalents.

“Net Working Capital” shall mean (i) all current assets (excluding Company Cash and Cash Equivalents) of the Company and its Subsidiaries as of the Closing, minus (ii) all current liabilities of the Company and its Subsidiaries as of the Closing (without giving effect to the consummation of the Transactions contemplated to occur at the Closing (including without giving effect to any Company Cash or Cash Equivalents to be deposited by Parent or the Surviving Corporation pursuant to Section 2.2(a) or to be paid by Parent to or on behalf of the Company or any of its Subsidiaries in connection with the Transactions)).

Exhibit A - 18

“Net Working Capital Adjustment Amount” shall mean the amount, if any, by which the Net Working Capital is less than the Net Working Capital Target.

“Net Working Capital Target” shall mean $150,000,000.

“Non-Owned” shall have the meaning set forth in Section 3.16(a).

“Non-Party Affiliates” shall have the meaning set forth in Section 8.15.

“NRC” shall mean the U.S. Nuclear Regulatory Commission.

“NRC Approval” shall mean issuance of an Order by the NRC consenting to any indirect transfer of control of the NRC Licenses created by the Merger and final resolution by the NRC Commissioners of any contentions or requests for hearing filed on the license transfer application.

“NRC Licenses” shall have the meaning set forth in Section 3.23(a).

“NRC Support Agreement” shall mean that certain Support Agreement required by the NRC Licenses, by and between FirstEnergy Solutions Corp. and FirstEnergy Nuclear Generation, LLC (reorganized and renamed Energy Harbor Nuclear Generation LLC), dated May 2, 2016, as amended, assigned, or otherwise modified.

“Nuclear Laws” shall mean all Laws, other than Environmental Laws, relating to (i) the regulation of nuclear power plants, Byproduct Material, Source Material and Special Nuclear Material, (ii) the regulation of Low-Level Waste, Spent Nuclear Fuel and GTCC Waste, (iii) the transportation and storage of Nuclear Materials, (iv) the regulation of information that is required to be protected under the terms of 10 C.F.R. § 73.21, (v) the regulation of nuclear fuel, (vi) the enrichment of uranium, (vii) the disposal and storage of Spent Nuclear Fuel and GTCC Waste, (viii) Contracts for and payments into the Nuclear Waste Fund and (ix) the Antitrust Laws, as applicable to specified activities or proposed activities of certain licensees of commercial nuclear reactors. Nuclear Laws include (A) the Atomic Energy Act, (B) the Price-Anderson Act, (C) the Energy Reorganization Act of 1974, (D) the Convention on the Physical Protection of Nuclear Material Implementation Act of 1982, (E) the Foreign Assistance Act of 1961, (F) the Nuclear Non-Proliferation Act of 1978, (G) the Low-Level Radioactive Waste Policy Act, (H) the Nuclear Waste Policy Act, (I) the Low-Level Radioactive Waste Policy Amendments Act of 1985, (J) the Energy Policy Act of 1992 and Energy Policy Act of 2005, (K) the provisions of 10 C.F.R. § 73.21, (L) the regulations in 10 C.F.R. Part 810 administered by the U.S. Department of Energy and (M) any state or local Laws, other than Environmental Laws, analogous to the foregoing.

“Nuclear Material” shall mean (i) Byproduct Material, (ii) GTCC Waste, (iii) Low-Level Waste, (iv) Source Material, (v) Special Nuclear Material, (vi) Spent Nuclear Fuel, (vii) High Level Waste, and (viii) Mixed Materials.

“Nuclear Site” shall mean, with respect to the Company, BVPS, DBNPS or PNPP or, with respect to Parent, CPNPP.

“Nuclear Waste Fund” shall mean the fund established by Section 302(c) of the Nuclear Waste Policy Act in which the Spent Nuclear Fuel fees to be used for the design, construction and operation of a high-level waste repository and other activities related to the storage and disposal of Spent Nuclear Fuel, High Level Waste and GTCC Waste are deposited.

Exhibit A - 19

“Nuclear Waste Policy Act” shall mean the Nuclear Waste Policy Act of 1982.

“Offering Documents” shall mean offering and syndication documents and materials, including prospectuses, private placement memoranda, offering memoranda, information memoranda and packages, lender and investor presentations, road show materials, rating agency materials and presentations, and similar documents and materials, in connection with the Debt Financing.

“Order” shall mean any writ, judgment, ruling, award, assessment, decree, injunction or order of, by or agreement with any Governmental Authority (in each such case whether preliminary or final).

“Owned Real Property” shall have the meaning set forth in Section 3.16(b).

“Parent” shall have the meaning set forth in the Preamble.

“Parent Cash and Cash Equivalents” shall mean, as of any time of determination, cash and cash equivalents of Parent and its Subsidiaries that would be reflected on a consolidated balance sheet of Parent as of such time of determination prepared in accordance with GAAP.

“Parent Disclosure Schedule” shall mean the disclosure schedule delivered by Parent to the Company simultaneously with the execution of this Agreement.

“Parent Expense Reimbursement” shall have the meaning set forth in Section 7.3(d).

“Parent Material Adverse Effect” shall mean any change, event, occurrence, fact, development, circumstance, condition or effect that has had, or would reasonably expected to have, individually or together with any other changes, events, occurrences, facts, developments, circumstances, conditions or effects, a material adverse effect on (a) the business, condition (financial or otherwise), assets, properties, liabilities or results of operations of the Vandalia Zero Entities, taken as a whole, or (b) the ability of each of Parent and Merger Sub, on a timely basis, to perform its obligations under this Agreement or consummate the Transactions; provided, however, that in the case of clause (a), none of the following shall be taken into account in determining whether there is a Parent Material Adverse Effect: (i) any general change, event, occurrence, fact, development, circumstance, condition or effect in the industries in which any Vandalia Zero Entity operates or in the economy generally or other general business, financial, political, legislative or market conditions (including changes generally in prevailing interest rates, currency exchange rates, credit markets, commodity markets and prices and price levels or trading volumes), in each case in the jurisdictions where each Vandalia Zero Entity operates, (ii) any change, event, occurrence, fact, development, circumstance, condition or effect arising directly or indirectly from or otherwise relating to fluctuations in the value of any currency, (iii) any change, event, occurrence, fact, development, circumstance, condition or effect arising directly or indirectly from or otherwise relating to any act of terrorism, war (whether or not declared), national or international calamity, geopolitical conditions, sabotage or terrorism (including cyberattacks, cyber intrusions, cyberterrorism or other cybersecurity breaches), pandemic or epidemic

Exhibit A - 20

(including COVID-19) or other outbreaks of diseases or quarantine restrictions, or any other similar event, (iv) any change, event, occurrence, fact, development, circumstance, condition or effect arising directly or indirectly from or otherwise relating to any change in any Law or GAAP, including regulatory changes generally affecting the industries in which any Vandalia Zero Entity operates, in each case after the date hereof, (v) any change, event, occurrence, fact, development, circumstance, condition or effect resulting from the execution of this Agreement or announcement of the Transactions, solely to the extent attributable to the identity of the Company or any of its Affiliates (provided that the exceptions in this clause (v) will not apply with respect to any representations or warranties related to the execution or delivery of this Agreement and consents required in connection with the Closing (including as set forth in Section 4.2, Section 4.3, and, in each case, Section 6.3(a) and Section 7.1(b) to the extent related thereto), (vi) the failure of any Vandalia Zero Entity to meet internal or analysts’ expectations or projections of the results of operations of such Vandalia Zero Entity (except that the underlying cause of any such failure may, to the extent not otherwise expressly excluded by this definition of Parent Material Adverse Effect, be considered and taken into account in determining whether there has been a Parent Material Adverse Effect), (vii) any change, event, occurrence, fact, development, circumstance, condition or effect arising from or otherwise relating to any action taken by Parent, Merger Sub or any Vandalia Zero Entity at the written direction of the Company after the date of this Agreement, (viii) any labor strike, stoppage, slowdown, lockout, labor dispute, or the loss, absence, illness, disability, death, quarantine, diminished productivity or work schedule, termination, layoff or furlough of employees, independent contractors, consultants or other personnel of any Vandalia Zero Entity (including in connection with COVID-19), and (ix) any downgrade in any Vandalia Zero Entity’s credit rating, except in the case of clauses (i) through (iv) and clause (viii) to the extent that the Vandalia Zero Entities, taken as a whole, are disproportionately affected thereby as compared with the other participants in the industries in which the Vandalia Zero Entities.

“Parent Plan” shall mean each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA), policy, program or arrangement of the Vandalia Zero Entities (including, after the Closing, the Company and its Subsidiaries and the Vandalia Zero Entities) that is maintained for the benefit of any Continuing Employee.

“Parent QDF” shall have the meaning set forth in Section 4.20.

“Parent Termination Fee” shall have the meaning set forth in Section 7.3(b).

“Paying Agent” shall have the meaning set forth in Section 2.2(a).

“Payment Fund” shall have the meaning set forth in Section 2.2(a).

“Payoff Letters” shall have the meaning set forth in Section 5.16.

“Per Share Additional Merger Consideration” shall mean (a) if the Aggregate Additional Merger Consideration Amount is negative, zero, and (b) if the Aggregate Additional Merger Consideration Amount is positive, an amount equal to the quotient obtained by dividing (i) the Aggregate Additional Merger Consideration Amount by (ii) the Fully Diluted Share Count.

Exhibit A - 21

“Per Share Aggregate Base Transaction Value” shall mean an amount equal to the quotient obtained by dividing (a) the Aggregate Base Transaction Value by (b) the Fully Diluted Share Count.

“Permitted Lien” shall mean a Lien (i) for Taxes or governmental assessments, charges or claims of payment not yet due and payable or being contested in good faith through appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP, (ii) that is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar lien (whether statutory or otherwise), in each case arising in the ordinary course of business for sums not yet due and payable or is being contested in good faith and for which adequate accruals or reserves have been established in accordance with GAAP, (iii) that is a zoning, building, entitlement or other land use or environmental regulation by any Governmental Authority, but only to the extent that the current use and occupancy of the property subject hereto or encumbered or affected thereby does not constitute a violation thereof, (iv) that secures Indebtedness under such Person’s (or its Affiliates’) existing credit facilities (as the same may be amended in accordance with the Commitment Letter) and/or that secures the Debt Financing (or any Permanent Take-Out Debt (as defined in the Commitment Letter), (v) that is an easement, covenant, condition, right of way or other similar non-monetary restriction with respect to any Real Property or Vandalia Zero Business Real Property, as applicable, but in each case only to the extent the same would not, individually or in the aggregate, materially interfere with or impair the use or operation of, or any of the benefits of ownership of, such Real Property or Vandalia Zero Business Real Property, as applicable, in connection with the operation of the business of the Company and its Subsidiaries or the Vandalia Zero Business, as applicable, as currently conducted, (vi) that is a pledge or deposit made in the ordinary course of business to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations, (vii) is a non-monetary Lien and that is disclosed by any title insurance policies, title commitments or surveys of the Real Property or Vandalia Zero Business Real Property, as applicable, that are made available to Parent or the Company, as applicable, but in each case only to the extent that such Lien would not, individually or in the aggregate, materially interfere with or impair the use or operation of, or any of the benefits of ownership of, such Real Property or Vandalia Zero Business Real Property, as applicable, in connection with the operation of the business of the Company and its Subsidiaries or the Vandalia Zero Business, as applicable, as currently conducted, (viii) granted pursuant to the Company IP Agreements or Vandalia Zero Business IP Agreements, as applicable, or any non-exclusive license granted by such Person in the ordinary course of business, (ix) as to the Vandalia Zero Business, securing Indebtedness permitted to be incurred pursuant to Section 5.2(b), (x) as set forth on Section X of the Company Disclosure Schedule, or (xi) as set forth on Section X of the Parent Disclosure Schedule.

“Perry Cooling Tower” shall mean the cooling tower at the Perry Nuclear Power Station.

“Perry NRC License Renewal” shall mean a sufficient application submitted to NRC to extend the PNPP NRC License term for an additional 20 years.

“Person” shall mean an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in the Securities Exchange Act of 1934), including a Governmental Authority.

Exhibit A - 22

“Personal Information” shall mean (i) all information identifying, or that alone or in combination with other information allows for the identification of, an individual; and (ii) any information that is defined as “personal information” or “personal data” under applicable Privacy and Data Security Laws.

“PJM” shall mean PJM Interconnection LLC.

“PJM Auction” any annual auction conducted by PJM to set the capacity prices and the capacity commitments for projects.

“PJM Notification” shall mean Notification to PJM consistent with the requirements of PJM Manual 14D: Generator Operational Requirements.

“PNPP” shall mean Perry Nuclear Power Plant, Unit No. 1, a boiling water nuclear reactor and associated equipment, owned by Energy Harbor Nuclear Generation LLC and operated by Energy Harbor Nuclear Corp. under Facility Operating License NPF-58, which expires on November 7, 2026 (as it may be renewed by the NRC), and the real property and facilities of PNPP held by Energy Harbor Nuclear Generation LLC.

“Pre-Closing Distribution” shall have the meaning set forth in Section 2.6(c).

“Preferred Redemptions” shall have the meaning set forth in Section 5.10.

“Preferred Stock Redemption Amount” shall have the meaning set forth in Section 5.10.

“Preferred Written Consent” shall have the meaning set forth in Section 5.10.

“Price-Anderson Act” shall mean Section 170 of the Atomic Energy Act, 42 USC section 2210, and related provisions of Section 11 of the Atomic Energy Act.

“Privacy Laws” shall have the meaning set forth in Section 3.13(e).

“Privacy Obligations” shall have the meaning set forth in Section 3.13(e).

“Private Letter Ruling” shall mean a request for a revised schedule of ruling amounts under Section 468A(d) and/or Section 468A(f)(3) of the Code with respect to the Company QDFs. .

“Proceedings” shall mean actions, charges, suits, claims, arbitrations, audits, proceedings or investigations (whether formal or informal) by or before a Governmental Authority, and whether civil, criminal, administrative, investigative or other.

“PUHCA” shall mean the Public Utility Holding Company Act of 2005.

“QDF” shall mean each of the nuclear decommissioning trust funds, which meet the requirements of Section 468A of the Code and Treasury Regulation § 1.468A-5, and that have been established by (i) Energy Harbor Nuclear Generation LLC for the Decommissioning of BVPS1, BVPS2, DBNPS or PNPP, as applicable; or (ii) Comanche Peak Power Company LLC for the Decommissioning of CPNPP Unit 1 or CPNPP Unit 2.

Exhibit A - 23

“QF” shall mean an electric generation facility which is a “qualifying small power production facility” within the meaning of Section 3(17)(C) of the FPA or a “qualifying cogeneration facility” within the meaning of Section 3(18)(B) of the FPA and FERC’s implementing regulations promulgated in 18 C.F.R. Part 292.

“Radiological Decommissioning” shall mean the activities encompassed by NRC’s definition of “decommission” in 10 CFR §§ 50.2 and 72.3, and NRC guidance interpreting the same, to release the Facilities, ISFSIs, and Nuclear Sites for unrestricted use (i.e., excluding costs traditionally categorized as spent fuel management costs and site restoration costs). Determinations regarding what constitutes Radiological Decommissioning costs (vs. other “Decommissioning” costs as defined in this Agreement) will be made in a manner that is reasonably consistent with the Company’s prior practices as reflected in TLG Services reports prepared for the Company and the Company’s filings to NRC.

“Real Property” shall have the meaning set forth in Section 3.16(b).

“Regulatory Approvals” shall have the meaning set forth in Section 3.4.

“Release” shall mean any release, spill, emission, leaking, injection, deposit, disposal, discharge, leaching, abandonment, pumping, pouring, emptying, dumping or escape into or through the environment.

“Representatives” shall mean, with respect to any Person, the advisors, attorneys, accountants, investment bankers, financial advisors, consultants and other representatives (acting in such capacity) retained by such Person or any of its Subsidiaries, together with directors, officers and employees of such Person and its Subsidiaries.

“Required Amount” shall have the meaning set forth in Section 4.7.

“Required Information” shall mean (i) an audited consolidated balance sheet of the Company and its Subsidiaries for the two most recently completed fiscal years ended at least seventy-five (75) days prior to the Closing Date and the related audited consolidated statements of operations and comprehensive income (loss), statements of equity and statements of cash flows of the Company and related notes thereto for the two most recently completed fiscal years ended at least seventy-five (75) days prior to the Closing Date, in each case that conforms to GAAP and (ii) unaudited consolidated balance sheets and the related unaudited consolidated statements of operations and comprehensive income (loss), statements of equity and statements of cash flows of the Company for each fiscal quarter ended after September 30, 2022 and at least forty-five (45) days prior to the Closing Date and for that portion of the fiscal year through the end of such quarter (other than in each case the fourth fiscal quarter of any fiscal year) and, for the comparable period in the prior fiscal year; in each case that conforms to GAAP, in each of the cases of clauses (i) and (ii), that would be compliant under SEC Regulations S-X and SEC Regulation S-K under the Securities Act for registered offerings of debt securities.

“Restraints” shall have the meaning set forth in Section 6.1(c).

“Restricted Cash” shall mean any Company Cash and Cash Equivalents that are not freely useable by the Company and its Subsidiaries in the ordinary course of business, including because they are subject to restrictions or limitations or Taxes on use or distribution by Law, Contract or otherwise.

Exhibit A - 24

“Restricted Shares” shall mean all issued and outstanding restricted shares of Company Common Stock granted pursuant to the Company Stock Plan.

“Restoration Costs” shall mean, following any one or more Casualty Loss, the aggregate costs to restore, repair or replace the property or assets of the Company and its Subsidiaries subject to such Casualty Loss to a condition reasonably comparable to their prior condition, plus the amount of any lost profits reasonably expected to accrue after Closing as a direct result of such Casualty Loss, as determined by an independent third party appraiser mutually selected by Parent and the Company.

“RFC” means the ReliabilityFirst Corporation, or any successor to its functions.

“Rollover Agreements” shall have the meaning set forth in the recitals to this Agreement.

“Rollover Shares” means the shares of issued and outstanding Company Common Stock held by the Rollover Stockholders that will be exchanged for direct or indirect equity interests of JV Co pursuant to the terms, and subject to the conditions, of the Rollover Agreements.

“Rollover Stockholders” shall mean the holders of Company Common Stock who are parties to a Rollover Agreement (and, with respect to a Rollover Agreement providing for the exchange of Company Common Stock for an interest in an EH Aggregator, such EH Aggregator), and their respective successors and permitted assignees.

“RSUs” shall mean all outstanding restricted share units granted pursuant to the Company Stock Plan that are payable in shares of Company Common Stock or whose value is determined with reference to the value of shares of Company Common Stock.

“Sale Process” means all matters relating to the sale of the Company (or all or any material portion of its assets (on a consolidated basis), including the transactions contemplated by the Fossil Divestment Agreements) and the review of strategic alternatives with respect thereto and the Transactions, and all activities in connection therewith, including matters relating to (a) the solicitation of proposals from and negotiations with third parties in connection with such sale or (b) the drafting, negotiation, execution or consummation of each of this Agreement, the Transaction Agreements, the Fossil Divestment Agreements and the transactions contemplated hereby and thereby (including the Transactions).

“Sanctioned Person” shall mean, at any time, (i) any Person listed in any sanctions-related list of designated Persons maintained by the Office of Foreign Assets Control of the United States Department of the Treasury or the United States Department of State, or by the United Nations Security Council, the European Union or any EU member state, or any similar Governmental Authority, (ii) any Person operating, organized or resident in a country or territory subject to comprehensive Sanction Laws or (iii) any Person controlled by any such Person.

Exhibit A - 25

“Sanctions Laws” shall mean all Laws providing for economic or financial sanctions or trade embargoes that are imposed, administered or enforced by any Governmental Authority, including those of the Office of Foreign Assets Control of the United States Department of Treasury, the Bureau of Industry and Security administered by the United States Department of Commerce, the United Nations Security Council, Her Majesty’s Treasury of the United Kingdom or the European Union.

“SEC” means the Securities and Exchange Commission.

“Security Incidents” shall have the meaning set forth in Section 3.13(e).

“Series A Preferred Stock” means the Series A Preferred Stock of the Company.

“Series B Preferred Stock” means the Series B Preferred Stock of the Company.

“Significant Stockholders” shall mean the Persons listed on Schedule Y of the Company Disclosure Schedule.

“Solvent” shall mean, when used with respect to any Person, that, as of any date of determination, (i) the amount of the Fair Saleable Value of the assets of such Person and its Subsidiaries, taken as a whole, on a going concern basis will, as of such date, exceed (a) the value of all liabilities of such Person and its Subsidiaries, taken as a whole, including contingent and other liabilities as of such date and (b) the amount that will be required to pay the probable liabilities of such Person on its existing debts (including contingent liabilities) as such debts become absolute and matured (in each case, determined in accordance with GAAP consistently applied), (ii) as of such date, such Person and its Subsidiaries, taken as a whole, will not have an unreasonably small amount of capital for the operation of the businesses in which they are engaged or proposed to be engaged following such date and (iii) as of such date, such Person, and its Subsidiaries, taken as a whole, will be able to pay their liabilities, including contingent and other liabilities, as they mature. For purposes of this definition, each of the phrases “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” shall mean that such Person and its Subsidiaries, taken as a whole, will be able to generate, determined as of the applicable date of determination, enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet their obligations as they become due.

“Source Material” shall mean (i) uranium or thorium or any combination thereof, in any physical or chemical form or (ii) ores which contain by weight 0.05% or more of (A) uranium, (B) thorium or (C) any combination thereof; provided, however, that “Source Material” does not include Special Nuclear Material.

“Special Nuclear Material” shall mean (i) plutonium, uranium-233, uranium enriched in the isotope-233 or in the isotope-235, and any other material that the NRC determines to be “Special Nuclear Material” and (ii) any material artificially enriched by any of the materials or isotopes described in clause (i). “Special Nuclear Material” includes the Spent Nuclear Fuel; provided, however, that “Special Nuclear Material” does not include Source Material.

“Specified Actions” shall have the meaning set forth in Section 5.5(d).

Exhibit A - 26

“Spent Fuel Settlement Agreement” shall mean, as to the Company, the Settlement Agreement, dated January 1, 2012, by and among The Cleveland Electric Illuminating Company, Pennsylvania Power Company, The Toledo Edison Company and the U.S. Department of Energy, as amended and as to Parent the Settlement Agreement dated October 6, 2011 by and between Comanche Peak Power Company LLC and the United States Department of Energy as amended.

“Spent Nuclear Fuel” shall mean any nuclear fuel and related components that have been permanently withdrawn from a nuclear reactor following irradiation.

“Standard Contracts for Spent Fuel Disposal” shall mean, as to the Company, individually or collectively, as appropriate, the Contract for Disposal of Spent Nuclear Fuel and/or High Level Waste by and between the Energy Harbor Nuclear Generation LLC and the U.S. Department of Energy and as to Parent, the Contract for Disposal of Spent Nuclear Fuel and/or High Level Waste by and between the Comanche Peak Power Company LLC and the U.S. Department of Energy.

“Stock Excise Taxes” shall mean any Taxes imposed on the Company pursuant to Section 4501 of the Code or any similar successor provision of the Code and any Treasury Regulations or authorities or guidance promulgated thereunder, including Internal Revenue Service Notice 2023-2, as a result of the transactions contemplated by this Agreement; provided, that the Company shall be considered a “covered corporation” for these purposes.

“Stockholder Agreement” shall mean the Stockholder Agreement of the Company, dated as of February 27, 2020, as amended.

“Stockholder Approval” shall mean adoption of this Agreement by the Written Consent.

“Subsidiary” when used with respect to any Person, shall mean any corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 20% of the equity or more than 20% of the ordinary voting power are, as of such date, owned by such Person or one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries of such Person.

“Superior Proposal” shall mean any written Alternative Proposal, on terms which the Company Board (or a duly authorized committee thereof) determines in good faith, after consultation with outside legal counsel and financial advisors, to be more favorable, from a financial perspective, to the holders of Company Common Stock than the Transactions, taking into account the aspects of such proposal and this Agreement that the Company Board considers relevant; provided that for purposes of the definition of Superior Proposal, the references to “10%” in the definition of Alternative Proposal shall be deemed to be references to “50%”.

“Support Agreements” shall have the meaning set forth in the recitals to this Agreement.

“Surviving Corporation” shall have the meaning set forth in Section 1.2.

“Tax” or “Taxes” shall mean all federal, state, local or foreign taxes, charges, imposts, levies or other assessments in the nature of tax, including all income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes and all interest, penalties, or additions to tax imposed by any Governmental Authority in connection with any of the foregoing.

Exhibit A - 27

“Tax Returns” shall mean any return, report, claim for refund, estimate, information return or statement or other similar document relating to or required to be filed with any Governmental Authority with respect to Taxes, including any schedule or attachment thereto and any amendment thereof.

“Transaction Documents” means this Agreement, the Vandalia Intercompany Agreements, the Debt Commitment Letters, the JV Co A&R LLC Agreement, the Support Agreements, the Rollover Agreements, and any other agreement, certificate or other instrument executed and delivered in connection with this Agreement.

“Transaction Litigation” shall have the meaning set forth in Section 5.18.

“Transactions” shall mean, collectively, this Agreement and the transactions contemplated hereby and by the other Transaction Documents, including the Merger, the VZ Contribution, the Preferred Redemptions, and the transactions pursuant to Section 2.7.

“Transfer Taxes” shall mean transfer (including controlling interest transfer), documentary, sales, use, stamp, registration, value-added and other similar Taxes, excluding any Stock Excise Taxes and excluding, for the avoidance of doubt, taxes based on net or gross income or gain.

“Unaudited Financial Statements” shall have the meaning set forth in Section 3.5(a)(ii).

“Unrestricted Cash” shall mean, as of the Closing and without duplication, Company Cash and Cash Equivalents other than Restricted Cash. For purposes of this definition of “Unrestricted Cash”, Company Cash and Cash Equivalents shall be calculated as of the Closing but without giving effect to the consummation of any of the Transactions (including without giving effect to any Company Cash or Cash Equivalents to be deposited by Parent or the Surviving Corporation pursuant to Section 2.2(a) or to be paid by Parent to or on behalf of the Company or any of its Subsidiaries in connection with the Transactions, but taking into account the payment required to be made to the Company pursuant to Section 2.7(b)(iii)).

“Vandalia Corp.” shall have the meaning set forth in the Preamble.

“Vandalia Intercompany Agreements” shall mean, collectively, (a) the definitive documents that substantially reflect the terms and conditions set forth in the respective Vandalia Intercompany Agreement Term Sheets, and (b) a promissory note in an aggregate principal amount such that the Net Debt Amount shall not exceed $3,431,000,000, owing by JV Co or one of its Subsidiaries to an Affiliate of Parent (other than JV Co or any of its Subsidiaries).

“Vandalia Intercompany Agreement Term Sheets” shall mean, collectively (a) the Master Shared Services Agreement Term Sheet, attached hereto as Exhibit G, (b) the Master Operations and Maintenance Services Agreement Term Sheet, attached hereto as Exhibit H, (c) the Master Energy Services and Collateral Term Sheet, attached hereto as Exhibit I, and (d) the Shared Facilities Agreement Term Sheet, attached hereto as Exhibit J.

Exhibit A - 28

“Vandalia JV Holdings” shall mean a Delaware limited liability company to be formed by Parent or one of its Subsidiaries prior to the Closing.

“Vandalia SEC Document” shall mean all reports, schedules, forms, certifications, registration statements, proxy statements, other statements, prospectuses and other documents required to be filed with or furnished to the SEC by Vandalia Corp. since January 1, 2020, (whether required or filed on a voluntary basis, in each case, including any supplements or amendments thereto and all exhibits and schedules thereto and other information incorporated therein by reference).

“Vandalia Zero Business” shall mean the businesses conducted by the Vandalia Zero Entities.

“Vandalia Zero Business Environmental Permits” shall have the meaning set forth in Section 4.13(a).

“Vandalia Zero Business Intellectual Property” shall mean all Intellectual Property owned or purported to be owned by the Vandalia Zero Entities.

“Vandalia Zero Business IP Agreements” shall mean all agreements under which (i) Parent or any of its Subsidiaries is granted the right to use any Intellectual Property owned by a third party that are material to the conduct of the Vandalia Zero Business (excluding any agreement for off the shelf or commercially available software and any agreement having annual fees of less than $500,000) and (ii) Parent or any of its Subsidiaries has granted the right to use any of the Vandalia Zero Business Intellectual Property to a third party (other than (a) Permitted Liens, (b) customer, distributor, vendor or channel partner agreements entered into the ordinary course of business granting non-exclusive licenses to the Vandalia Zero Business Intellectual Property, (c) agreements with Parent’s or any of its Subsidiaries’ employees or contractors and (d) customary non-disclosure agreements entered into in the ordinary course of business).

“Vandalia Zero Business Leased Real Property” shall have the meaning set forth in Section 4.15.

“Vandalia Zero Business Leases” shall have the meaning set forth in Section 4.15.

“Vandalia Zero Business Owned Real Property” shall have the meaning set forth in Section 4.15.

“Vandalia Zero Business Permits” shall mean all licenses, franchises, permits, grants, easements, variances, exceptions, consents, certificates, registrations, exemptions, approvals and authorizations from Governmental Authorities and all rights under any Contract with any Governmental Authority required by Law for the conduct of the Vandalia Zero Business as it is now being conducted.

“Vandalia Zero Business Real Property” shall have the meaning set forth in Section 4.15.

Exhibit A - 29

“Vandalia Zero Business Registered Intellectual Property” shall mean all patents, patent applications, registered trademarks and applications therefor and registered copyrights and applications therefor owned by the Vandalia Zero Entities.

“Vandalia Zero Business Material Contract” shall have the meaning set forth in Section 4.16(a).

“Vandalia Zero Entities” shall mean, collectively, the Persons that, as of immediately following the consummation of the VZ Contribution (but prior to the Effective Time), will be Subsidiaries of JV Co.

“Vandalia Zero Sub” shall mean Vistra Preferred LLC, a Delaware limited liability company.

“Voting Company Debt” shall mean bonds, debentures, notes or other indebtedness or other indebtedness, securities or obligations of the Company or its Subsidiaries having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matters on which holders of Company Common Stock may vote.

“Voting Subsidiary Debt” shall mean bonds, debentures, notes or other indebtedness or other indebtedness, securities or obligations of the Company or its Subsidiaries having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matters on which equity holders of such Subsidiary are entitled to vote.

“VZ Contribution” shall mean any transfer, series of transfers or other transactions by Parent or its Affiliates to transfer the Vandalia Zero Entities to JV Co at or prior to Closing with the final structure of the Vandalia Zero Entities as of Closing being substantially as set forth on (subject to any changes or modifications that are not material to the Vandalia Zero Entities, taken as a whole) Exhibit K; provided that, notwithstanding the foregoing, if the Closing occurs prior to January 1, 2024, Parent may at its option elect to transfer various employees that provide services to Comanche Peak Power Company LLC to JV Co or any or one of its Subsidiaries after Closing, and prior to such contribution such employees will provide services to the Vandalia Zero Business pursuant to the Vandalia Intercompany Agreements, a transition services agreement or similar agreement.

“WARN Act” shall mean the Worker Adjustment and Retraining Notification Act of 1988 or any similar Laws.

“Willful and Material Breach” shall mean, with respect to any party hereto, a material breach by such party of any covenant set forth in this Agreement that is caused by or results from an act or failure to act by such party with the intention that the taking of such act or failure to act would cause a material breach of a covenant set forth in this Agreement so as to prevent the conditions to Closing set forth in Section 6.3(b) (in the case of a breach by Parent or Merger Sub) or Section 6.2(b) (in the case of a breach by the Company) from being satisfied.

“Written Consent” shall have the meaning set forth in the recitals to this Agreement.

Exhibit A - 30